As filed with the Securities and Exchange Commission on April 22, 2008

Registration No. 333-[            ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

VALLEY NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

New Jersey

(State or other Jurisdiction of Incorporation of Organization)

6711

(Primary Standard Industrial Classification Code Number)

22-2477875

(I.R.S. Employer Identification No.)

1455 Valley Road

Wayne, New Jersey 07470

973-305-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gerald H. Lipkin, Chairman, President and Chief Executive Officer

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

973-305-8800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Please send copies of all communications to:

RONALD H. JANIS, ESQ.	WALTER J. SKIPPER, ESQ.
MICHAEL T. RAVE, ESQ.	HOYT R. STASTNEY, ESQ.
Day Pitney LLP	Quarles & Brady LLP
P.O. Box 1945	411 East Wisconsin Ave.
Morristown, NJ 07962	Milwaukee, WI 53202
(973) 966-6300	(414) 277-5000

Approximate date of commencement of proposed sale to the public: At the Effective Date of the Merger, as defined in the Agreement and Plan of Merger dated as of March 19, 2008 between Valley National Bancorp (“Valley”) and Greater Community Bancorp (“Greater Community”), attached as Appendix A to the proxy statement-prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered*	Proposed maximum offering price per unit	Proposed maximum aggregate offering price**	Amount of registration fee
Common stock, no par value	8,720,386 Shares	N/A	$163,638,043.29	$6,430.97
Warrants to purchase shares of common stock, no par value	917,935 Warrants	N/A	$17,225,050	$676.95
				$7,107.92

*	The maximum number of shares of Valley common stock and warrants to purchase shares of Valley common stock estimated to be issuable upon the completion of the merger of Greater Community with and into Valley, based on the number of shares of Greater Community common stock outstanding immediately prior to the merger and the exchange of each share of Greater Community common stock for shares of Valley common stock and warrants pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of March 19, 2008, by and between Valley and Greater Community.

**	Estimated solely for the purpose of calculating the registration fee for the filing of this Registration Statement on Form S-4 pursuant to Rule 457(f)(1) under the Securities Act of 1933 based on the average ($18.765) of the high ($19.03) and low ($18.50) prices reported on the New York Stock Exchange for Valley common stock as of April 15, 2008, a date within five business days prior to the initial filing of the Form S-4.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The Board of Directors of Greater Community Bancorp has approved the merger of Greater Community into Valley National Bancorp.

If the merger is completed, you will be entitled to receive (i) 0.9975 of a share of Valley common stock and (ii) 0.105 of a warrant to purchase Valley common stock for each share of Greater Community common stock you own. The warrant exercise price will be equal to the average market price of Valley common stock during a period shortly before completion of the merger, plus $2.00. The warrant will be exercisable for the period beginning two years following the closing of the merger until seven years following the closing of the merger.

Based on the closing price of Valley common stock of $[            ] on [                    ], 2008, 0.9975 of a share of Valley common stock would equal $[                    ] and the value of 0.105 of a warrant is estimated, using the Black-Scholes-Merton method and based on certain assumptions, to equal $[            ]. Accordingly, the estimated total value of the consideration that you will receive for each share of Greater Community common stock you own is $[            ]. Cash will be paid instead of fractional shares and fractional warrants.

Valley common stock is listed on the New York Stock Exchange under the symbol “VLY”. Valley intends to use its reasonable efforts to list the warrants on the Nasdaq Global Market.

We expect the merger to be generally tax-free with respect to Valley common stock and warrants you receive and generally taxable with respect to the cash you receive.

When the merger is completed, Greater Community shareholders will own about 8.7 million shares, or 6.5% of Valley’s common stock, along with warrants to purchase approximately 918,000 shares of Valley common stock.

The merger cannot be completed unless Greater Community’s shareholders approve it. We have scheduled a special meeting so you can vote on the merger. The Greater Community Board of Directors recommends that you vote to approve the merger.

The date, time and place of the meeting are as follows:

[                        ], 2008

[                                ]

Only shareholders of record as of [                        ], 2008 are entitled to attend and vote at the meeting.

Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Approval of the merger by Greater Community shareholders is based on approval by holders of a majority of the shares voted at the meeting. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger and the merger agreement.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including the “ Risk Factors” beginning on page 14 for a discussion of the risks related to the proposed merger. You can also obtain information about both Greater Community and Valley from documents that each of us has filed with the Securities and Exchange Commission.

[insert signature specimen]

Anthony M. Bruno, Jr.

Chairman, President and

Chief Executive Officer

Greater Community Bancorp

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement-prospectus is dated [                    ], 2008,

and is first being mailed to Greater Community shareholders on [                    ], 2008.

Greater Community Bancorp

55 Union Boulevard

Totowa, New Jersey 07512

Notice of Special Meeting of Shareholders

to be held on [                    ], 2008

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Greater Community Bancorp will be held on [                    ], [                    ], 2008, at [            ]., local time.

The location of the special meeting will be [            ]. The special meeting will be held for the following purposes:

(1)	To consider and vote upon an Agreement and Plan of Merger dated as of March 19, 2008 between Valley National Bancorp and Greater Community Bancorp pursuant to which Greater Community Bancorp will merge with and into Valley National Bancorp.

(2)	To transact other business that may properly come before the special meeting or any adjournments or postponements thereof.

The Board of Directors has fixed [                    ], 2008, as the record date for the determination of the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments thereof. Only shareholders of record as of the close of business on that date will be entitled to vote at the special meeting or any adjournment or postponements thereof.

The Greater Community Board of Directors recommends that shareholders vote “FOR” approval of the merger and the adoption of the merger agreement.

By Order of the Board of Directors,

Jeannette M. Chardavoyne Corporate Secretary

Totowa, New Jersey

[                    ], 2008

You are cordially invited to attend this special meeting. It is important that your shares be represented regardless of the number of shares you own. If you will be unable to be present at the special meeting or even if you anticipate that you will attend, please sign and date the enclosed proxy card and return it in the accompanying envelope without delay as instructed on the enclosed proxy card. You will be most welcome at the special meeting and may then vote in person if you so desire, even though you may have executed and returned the proxy card. Any shareholder who executes a proxy card may revoke his or her proxy at any time before it is exercised.

HOW TO GET COPIES OF RELATED DOCUMENTS

This document incorporates important business and financial information about Valley National Bancorp that is not included in or delivered with this document. Greater Community shareholders may receive this information free of charge by writing or calling Shareholder Relations, Dianne Grenz, Valley National Bancorp, 1455 Valley Road, Wayne, New Jersey 07470; telephone number (973) 305-4005.

This document incorporates important business and financial information about Greater Community Bancorp that is not included in or delivered with this document. Greater Community shareholders may receive this information free of charge by writing or calling Jeannette M. Chardavoyne, Corporate Secretary, Greater Community Bancorp, 55 Union Boulevard, Totowa, New Jersey 07512; telephone number (973) 942-1111, Extension 1033.

We will respond to your request within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the meeting, any request should be made by [                    ], 2008.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	WHAT IS THE PURPOSE OF THIS DOCUMENT?

A:	This document serves as both a proxy statement of Greater Community and a prospectus of Valley. As a proxy statement, it is being provided to you because the Greater Community Board of Directors is soliciting your proxy for use at the Greater Community special meeting of shareholders at which the Greater Community shareholders will consider and vote on the merger agreement between Greater Community and Valley and the merger. As a prospectus, it is being provided to you because Valley is offering to exchange shares of its common stock and warrants to purchase its common stock for your shares of Greater Community common stock upon completion of the merger.

Q:	WHY ARE GREATER COMMUNITY AND VALLEY PROPOSING TO MERGE?

A:	We are proposing to merge Greater Community with and into Valley because we believe that combining the strengths of two companies with similar cultures is in the best interests of the shareholders, employees and customers of both Greater Community and Valley. Please see “The Proposed Merger—Recommendation of the Greater Community’s Board of Directors and Reasons for the Merger” at page 33 for the various factors considered by the Greater Community Board of Directors in recommending that Greater Community’s shareholders vote FOR the proposal to approve the merger agreement and the merger.

Q:	WHAT WILL I RECEIVE IN THE MERGER?

A:	Upon completion of the merger, you will receive (i) 0.9975 of a share of Valley common stock and (ii) 0.105 of a warrant to purchase Valley common stock for each share of Greater Community common stock you own. The warrant exercise price will be equal to the average market price of Valley common stock during a period shortly before completion of the merger, plus $2.00. The warrant will be exercisable for the period beginning two years following the closing of the merger until seven years following the closing of the merger. The merger agreement originally provided for you to receive (i) 0.95 of a share of Valley common stock and (ii) 0.10 of a warrant to purchase Valley common stock, for each share of Greater Community common stock you own. However, in accordance with the terms of the merger agreement, the number of shares of Valley common stock and the number of warrants to purchase Valley common stock that you are to receive for each of your Greater Community shares upon completion of the merger was adjusted to account for a 5% stock dividend declared by Valley on April 7, 2008.

Based on the closing price of Valley common stock on [                    ], 2008 of $[            ], 0.9975 of a share of Valley common stock would equal $[            ]. Because the value of the warrants is not readily ascertainable, we have estimated the value of the warrants using the Black-Scholes-Merton method based on certain assumptions. Using this method of valuation, the value of 0.105 of a warrant is estimated to be $[            ]. Accordingly, the estimated total value of the consideration that you will receive for each share of Greater Community common stock you own is $[            ]. Cash will be paid instead of fractional shares and fractional warrants.

Q:	WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A:	We expect that for federal income tax purposes, the merger will not be a taxable event to Greater Community shareholders, except to the extent that such shareholders receive cash in lieu of fractional shares and fractional warrants.

Greater Community will have no obligation to complete the merger unless tax counsel for Valley provides a legal opinion that the merger will qualify as a transaction that is generally tax-free for federal income tax purposes. The legal opinion will not bind the Internal Revenue Service, however, and the Internal Revenue Service could take a different view of the transaction.

We urge you to consult with your tax advisor to gain a full understanding of the tax consequences of the merger to you. Tax matters are very complicated, and in many cases, the tax consequences of the merger will depend on your particular facts and circumstances. See “The Proposed Merger—Material Federal Income Tax Consequences of the Merger,” beginning at page 52.

Q:	DO I HAVE RIGHTS TO DISSENT FROM THE MERGER?

A:	No.

Q:	ARE THERE ANY REGULATORY OR OTHER CONDITIONS TO THE MERGER REQUIRED?

A:	Yes. The merger must be approved by the Office of the Comptroller of the Currency and a waiver or approval must be received from the Board of Governors of the Federal Reserve System. In addition, the merger must be approved by the Greater Community shareholders.

Valley shareholders do not have to approve the merger; accordingly, Valley shareholders will not vote on this proposal.

Completion of the merger is also subject to certain other conditions, including there being no material adverse change in the financial condition of Greater Community. See “The Proposed Merger—Conditions to the Merger,” beginning at page 48.

Q:	WHAT DOES THE GREATER COMMUNITY BOARD OF DIRECTORS RECOMMEND?

A:	The Greater Community Board of Directors has unanimously approved the merger and the merger agreement and believes that the proposed merger is in the best interests of Greater Community and its shareholders. Accordingly, the Greater Community Board of Directors unanimously recommends that you vote FOR approval of the merger agreement and the merger.

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this proxy statement-prospectus, you should indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed postage-paid envelope as soon as possible so that your shares may be represented and voted at the Greater Community special meeting. In addition, you may attend the Greater Community special meeting in person and vote, whether or not you have signed and mailed your proxy card. If you sign, date and return your proxy but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger agreement and the merger. Approval of the merger by Greater Community shareholders is based on approval by holders of a majority of the shares voted at the meeting.

Q:	CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY?

A:	Yes. There are two ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before our special meeting. Second, you may revoke your proxy either by written notice (which you could personally deliver at the special meeting) to the Secretary of Greater Community at any time prior to the vote on the merger or by voting the shares subject to the proxy by written ballot at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote. If you deliver such a notice or if you do not submit a proxy, you may vote your shares at the special meeting.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	No. Following the merger you will receive a letter of transmittal from the exchange agent which will provide you with instructions as to how you will exchange your Greater Community common stock for Valley common stock and warrants.

Q:	IS THERE OTHER INFORMATION I SHOULD CONSIDER?

A:	Yes. Much of the business and financial information about Valley and Greater Community that may be important to you is not included in this document. Instead, that information is incorporated by reference to documents separately filed by Valley and Greater Community with the Securities and Exchange Commission. This means that each of Valley and Greater Community, respectively, may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See “Information Incorporated by Reference” beginning at page 61 for a list of documents that each of Valley and Greater Community, respectively, has incorporated by reference into this proxy statement-prospectus and for instructions on how to obtain copies of those documents. The documents are available to you without charge.

Q:	WHAT IF THERE IS A CONFLICT BETWEEN DOCUMENTS?

A:	You should rely on the LATER FILED DOCUMENT. Information in this proxy statement-prospectus may update information contained in one or more of the Valley documents incorporated by reference. Similarly, information in documents that Valley may file after the date of this proxy statement-prospectus may update information contained in this proxy statement-prospectus or information contained in previously filed documents.

Q:	WHEN DO YOU EXPECT TO MERGE?

A:	We are working toward completing the merger as quickly as possible and have set a tentative closing date of [ ], 2008, although this could change. We cannot close the merger until after Greater Community shareholders approve the merger and all regulatory approvals have been obtained.

Q:	WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS PROXY STATEMENT-PROSPECTUS?

A:	If you have questions about the special meeting or if you need additional copies of this proxy statement-prospectus, you should contact:

Jeannette M. Chardavoyne

Corporate Secretary

Greater Community Bancorp

55 Union Boulevard

Totowa, New Jersey 07512

Telephone number: (973) 942-1111, Extension 1033

SUMMARY

This is a summary of certain information regarding the proposed merger and the shareholder meeting to vote on the merger. We urge you to carefully read the entire proxy statement-prospectus, including the appendices, before deciding how to vote.

What this Document is About

The Board of Directors of Greater Community Bancorp has approved the merger of Greater Community into Valley National Bancorp. In order to complete the merger, the shareholders of Greater Community must approve it. The Greater Community Board has called a special meeting of Greater Community shareholders to vote on the merger. This document is the proxy statement used by the Greater Community Board to solicit proxies for the meeting. It is also the prospectus of Valley regarding the Valley common stock and warrants to be issued if the merger is completed.

Voting on the Merger

Shares Entitled to Vote	The Greater Community Board has selected [ ], 2008 as the record date for the meeting. Each of the [ ] shares of Greater Community common stock outstanding on the record date are entitled to vote at the meeting.

On the record date, directors and executive officers of Greater Community and their affiliates owned or had the right to vote [            ] shares or [    ]% of the Greater Community common stock. [On the record date, none of Valley’s directors or executive officers, or their respective affiliates, has the right to vote any shares of Greater Community common stock entitled to be voted at the meeting.]

Vote Required to Approve the Merger	Approval by Greater Community shareholders is based on approval by the holders of a majority of the shares of Greater Community common stock voted at the meeting. Under applicable law, Valley shareholders are not required to approve the merger or the merger agreement.

The Companies

Valley	Valley, a New Jersey corporation, is the bank holding company for Valley National Bank. At March 31, 2008, Valley National Bank has 176 full-service banking offices located throughout northern and central New Jersey and New York City. At December 31, 2007, Valley had consolidated assets of $12.7 billion. Valley’s principal executive offices are located at 1455 Valley Road, Wayne, New Jersey 07470 and its telephone number is (973) 305-8800.

Greater Community	Greater Community, a New Jersey corporation, is the bank holding company for Greater Community Bank. Greater Community Bank is a New Jersey-chartered commercial bank that operates 16 full-service branches located in Passaic, Bergen and Morris counties in New Jersey as of March 31, 2008. At December 31, 2007, Greater Community had consolidated assets of $976.0 million. Greater Community’s principal executive offices are located at 55 Union Boulevard, Totowa, New Jersey 07512 and its telephone number is (973) 942-1111.

The Merger

General Description	Greater Community will merge with Valley, with Valley as the surviving entity. The merger will occur on the last day of the month which is ten business days or more after all material conditions to closing have been met or such other date as the parties agree. The terms of the proposed merger are set forth in a merger agreement signed by Greater Community and Valley. A copy of the merger agreement is attached as Appendix A to this document and is incorporated herein by reference.

Consideration to Greater Community Shareholders	In the merger, you will receive 0.9975 shares of Valley common stock and 0.105 of a warrant to purchase Valley common stock for each share of Greater Community common stock that you own. The merger agreement originally provided for consideration of 0.95 of a share of common stock and 0.10 of a warrant; however, Valley declared a 5% stock dividend on April 7, 2008 and, according to the terms of the merger agreement, the consideration was adjusted to 0.9975 of a share and 0.105 of a warrant. On March 19, 2008, the last trading day before the merger was publicly announced, the closing price of Valley common stock was $19.96, which would imply a value of approximately $18.96, based on the original 0.95 exchange ratio, exclusive of the value of the warrants. Because the value of the warrants is not readily ascertainable, we have estimated the value of the warrants using the Black-Scholes-Merton method based on certain assumptions. Using this method of valuation, based on the $19.96 closing price on March 19, 2008, the value of 0.10 of a warrant is estimated to be $0.18. Accordingly, the total consideration for each Greater Community share you own is estimated to equal $19.14, based on the original exchange ratios.

Based on the closing price of Valley’s common stock on [                    ], 2008, a date which is shortly before the date of this proxy statement-prospectus, the value of 0.9975 of a share of Valley common stock is $[            ] and the value of 0.105 of a warrant is estimated to be $[            ], for a total of $[            ].

The amount of cash you will receive in lieu of fractional shares and fractional warrants will be determined based on the average closing price of Valley common stock over a period shortly before the completion of the merger.

The parties currently estimate that Valley will issue approximately 8.7 million shares of its common stock and warrants to purchase approximately 918,000 shares of Valley common stock, together with cash in lieu of fractional shares and fractional warrants.

Warrants	You will receive 0.105 warrants for each share of Greater Community common stock you own. The warrant exercise price will be equal to the average market price of Valley common stock over a period shortly before completion of the merger, plus $2.00. The warrant will be exercisable for the period beginning two years following the closing of the merger until seven years following the closing of the merger. The warrants you receive will be terminable by Valley under certain circumstances as set forth in the Warrant Agreement between Valley and American Stock Transfer & Trust Company, as warrant agent. The full terms of the warrants are described in the Warrant Agreement attached hereto as Appendix B to this document and is incorporated herein by reference.

Listing of Valley Common Stock and Warrants	The shares of Valley common stock to be issued in the merger will be listed on the New York Stock Exchange under the symbol “VLY.” Valley will use reasonable efforts to have the warrants to purchase Valley common stock to be issued in the merger listed on the Nasdaq Global Market.

Tax-Free Nature of the Merger	Valley’s counsel, Day Pitney LLP, anticipates that it will deliver its opinion that the merger will qualify as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended. The opinion of Day Pitney LLP will further provide that, as a tax-free reorganization, shareholders of Greater Community will recognize no gain or loss upon their receipt of Valley common stock and warrants to acquire Valley common stock, except with respect to cash received by them instead of fractional shares of Valley common stock or fractional warrants to acquire Valley common stock. A Greater Community shareholder who receives cash in lieu of fractional shares of Valley common stock or fractional warrants will generally recognize capital gain or capital loss on the receipt of the cash.

Tax matters are very complicated, and the tax consequences of the merger to each Greater Community shareholder will depend on the facts of that shareholder’s particular situation. We urge you to read the more complete description of the merger’s tax consequences beginning on page 52 and to consult with your own tax advisors regarding the specific tax consequences of the merger to you under applicable tax laws.

Exchanging Your Stock Certificates	Shortly following the closing you will receive a letter of transmittal and instructions for exchanging your Greater Community stock certificates. In order to receive your Valley common stock and warrants, you must send your stock certificates to American Stock Transfer & Trust Company, the exchange agent. You will need to carefully review and complete these materials and return them as instructed along with your stock certificates for Greater Community common stock.

If you do not have stock certificates but hold shares of Greater Community common stock with your broker in “street name”, you will need to follow your broker’s instructions as to how to exchange your stock certificates.

Dividends	Valley and Greater Community have agreed in the merger agreement that Greater Community may declare a quarterly cash dividend equal to $0.145 per share with respect to the first quarter 2008 dividend and up to $0.15 per share for any dividend payable after June 1, 2008, as determined in the sole discretion of the Greater Community board of directors.

Reselling the Stock You Receive in the Merger	The shares of Valley common stock and the warrants to be issued in the merger will be registered under the Securities Act of 1933. Except as noted in this paragraph, and in more detail in the section “Resale Considerations Regarding Valley Common Stock” on page 48, you may freely transfer those shares and warrants after you receive them. The stock issuable upon the exercise of your warrants will also be registered under the Securities Act and will be freely transferable thereafter.

Reasons for the Merger	As part of Greater Community’s strategic review, which included working with financial advisors, Greater Community’s Board determined that the interests of Greater Community’s shareholders, and specifically the return on Greater Community shareholders’ investment going forward would be best served by a merger with a larger institution at this time. Valley entered into the merger agreement as part of Valley’s ongoing strategy of growth through acquisitions.

Risk Factors	An investment in Valley common stock includes substantial risks. See the section entitled “Risk Factors” beginning on page 14 for a discussion of risks associated with the merger and an investment in Valley common stock.

Opinion of Greater Community’s Financial Advisor	In deciding to approve the merger, the Greater Community board considered the opinion of one of its financial advisors, Sandler O’Neill & Partners, L.P. that the exchange ratio in the merger was fair to Greater Community shareholders from a financial point of view as of March 19, 2008. This opinion was reaffirmed as of the date of this proxy statement-prospectus, and is attached as Appendix C. We encourage you to read this opinion. This opinion does not constitute a recommendation as to how any shareholder should vote on the merger. For information on how Sandler O’Neill arrived at its opinion, see pages 39-48.

Share Information and Market Prices

Valley common stock is listed on the New York Stock Exchange under the symbol “VLY” and Greater Community common stock is traded on the Nasdaq Global Select Market under the symbol “GFLS”. The following table lists the closing prices of Valley common stock and Greater Community common stock on March 19, 2008, the last day before the announcement of the merger, and on [                    ], 2008, a date shortly before the date of this proxy statement-prospectus. The table presents the implied value of one share of Greater Community common stock on March 19, 2008, computed by multiplying the Valley closing price on that date by the 0.95 exchange ratio and by adding the estimated value of 0.10 of a warrant. The table also presents the implied value of one share of Greater Community common stock on [                    ], 2008 by multiplying the adjusted 0.9975 exchange ratio by the [                    ], 2008 closing price and by adding the estimated value of 0.105 of a warrant. The estimated values of the warrants were calculated using the Black-Scholes-Merton method based on certain assumptions. The estimated values would change if Valley used different assumptions. You should obtain current market quotations for Valley and Greater Community common stock. Because the exchange ratio is fixed and trading prices fluctuate, and the value of the warrants is not readily ascertainable, Greater Community shareholders are not assured of receiving any specific market value of Valley common stock and warrants.

Date	Closing Sale Price Per Share of Valley Common Stock			Closing Sale Price Per Share of Greater Community Common Stock			Equivalent Value of Consideration Per Share of Greater Community Common Stock
March 19, 2008		$19.96			$15.25			$19.14
[ ], 2008	$	[	]	$	[	]	$	[	]

Conversion of Greater Community Stock Options	In the merger, holders of options to acquire Greater Community common stock will receive cash in an amount equal to the product of (A) the number of shares of Greater Community common stock into which such stock options are convertible and (B) the excess, if any, of (x) the sum of (i) the value of Valley common stock based upon the average closing price of Valley common stock over a period shortly before the completion of the merger times 0.9975, plus (ii) the fair market value of 0.105 of a warrant, based on all relevant factors, including the Black-Scholes-Merton method of valuation, over (y) the exercise price per share for each stock option.

Terminating the Merger Agreement; Termination Fees

Either Greater Community or Valley can terminate the merger agreement if the merger has not been completed by November 30, 2008, or if certain conditions to the merger, including regulatory approvals, have not been satisfied. Under certain circumstances, if the merger agreement is terminated and Greater Community is acquired or executes a definitive agreement to be acquired by another entity within 12 months after the termination, Valley is entitled to receive a termination fee from Greater Community of $6 million plus an amount equal to its reasonable out-of-pocket expenses. Greater Community may also be entitled to receive a termination fee from Valley equal to $700,000 if Valley breaches the merger agreement willfully and without reasonable justification and Greater Community terminates the merger agreement. For a more complete description of these and other termination rights available to Greater Community and Valley, see page 51.

Greater Community has Agreed Not to Solicit Alternative Transactions	In the merger agreement, Greater Community has agreed not to encourage, negotiate with, or provide any information to any person other than Valley concerning an acquisition transaction involving Greater Community or Greater Community Bank. However, Greater Community may take certain of these actions if its Board of Directors determines that it should do so. This determination by the Board must be made after the Board consults with counsel and its financial advisors, and must be based in accordance with the Board’s fiduciary duties. This restriction may deter other potential acquirors of control of Greater Community.

Financial Interests of Greater Community’s Directors and Executive Officers in the Merger	On the record date, directors and executive officers of Greater Community and their affiliates owned or had the right to vote [ ] shares or [ ]% of the Greater Community common stock.

Greater Community directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders, such as receiving salaries or other benefits. For example: Valley has agreed to appoint one non-management director of Greater Community to the Valley Board of Directors when the merger occurs, subject to Valley’s director approval process.

Pursuant to the merger agreement, Valley will honor the existing change of control, employment and retirement benefit agreements between Greater Community and its officers and employees.

Valley has agreed to indemnify the directors and officers of Greater Community against certain liabilities for a six-year period following the merger.

For additional information on the benefits of the merger to Greater Community management, see page 35.

SUMMARY FINANCIAL DATA OF VALLEY

The following table sets forth selected consolidated financial data for each of the periods indicated. The financial data for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from Valley’s audited consolidated financial statements.

The per common share data below have been restated to give retroactive effect to stock splits and stock dividends.

	At or for the Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$725,007	$707,371	$625,084	$518,926	$497,498
Interest expense	343,322	316,250	226,659	146,607	148,922

Net interest income	381,685	391,121	398,425	372,319	348,576
Provision for credit losses	11,875	9,270	4,340	8,003	7,345

Net interest income after provision for credit losses	369,810	381,851	394,085	364,316	341,231
Non-interest income	86,280	72,064	73,733	84,322	108,214
Non-interest expense	251,164	250,340	237,591	220,043	216,295

Income before income taxes	204,926	203,575	230,227	228,595	233,150
Income tax expense	51,698	39,884	66,778	74,197	79,735

Net income	$153,228	$163,691	$163,449	$154,398	$153,415

Per Common Share Data:
Earnings per share:
Basic	$1.21	$1.27	$1.30	$1.29	$1.28
Diluted	1.21	1.27	1.29	1.28	1.27
Book value	7.54	7.47	7.23	5.89	5.45
Dividends declared	0.80	0.78	0.75	0.73	0.70

Ratios:
Return on average assets	1.25%	1.33%	1.39%	1.51%	1.63%
Return on average shareholders’ equity	16.43%	17.24%	19.17%	22.77%	24.21%

Financial Condition Data:
Total assets	$12,748,959	$12,395,027	$12,436,102	$10,763,391	$9,873,335
Investment securities held to maturity	556,113	1,009,415	1,130,926	1,218,679	1,177,261
Investment securities available for sale	1,606,410	1,769,981	2,038,894	1,883,729	1,805,680
Trading securities	722,577	4,655	4,208	2,514	4,252
Loans	8,496,221	8,331,685	8,130,457	6,932,158	6,166,689
Allowance for loan losses	72,664	74,718	75,188	65,699	64,650
Deposits	8,091,004	8,487,651	8,570,001	7,518,739	7,162,968
Shareholders’ equity	949,060	949,590	931,910	707,598	652,789

SUMMARY FINANCIAL DATA OF GREATER COMMUNITY

The following table sets forth selected consolidated financial data for each of the periods indicated. The financial data for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from Greater Community’s audited consolidated financial statements.

The per common share data below have been restated to give retroactive effect to stock dividends.

	At or for the Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$60,899	$54,890	$48,662	$40,250	$37,906
Interest expense	29,299	23,070	16,571	12,599	12,244

Net interest income	31,600	31,820	32,091	27,651	25,662
Provision for loan and lease losses	1,574	717	1,071	1,169	2,065

Net interest income after provision for loan and lease losses	30,026	31,103	31,020	26,482	23,597
Non-interest income	7,235	6,288	6,221	6,489	7,948
Non-interest expense	25,714	24,725	23,991	21,251	22,025

Income before provision for income taxes	11,547	12,666	13,250	11,720	9,520
Provision for income taxes	2,690	7,113	4,396	3,934	2,786

Net income	$8,857	$5,553	$8,854	$7,786	$6,734

Per Common Share Data:
Earnings per share:
Basic	$1.02	$0.65	$1.07	$0.98	$0.86
Diluted	1.02	0.65	1.05	0.95	0.81
Book value	8.31	7.85	7.89	7.39	6.69
Cash dividends declared	0.57	0.53	0.48	0.43	0.39

Ratios:
Return on average assets	0.91%	0.62%	1.02%	0.98%	0.91%
Return on average equity	12.74%	8.22%	14.43%	14.28%	13.15%

Financial Condition Data:
Total assets	$975,990	$950,969	$925,201	$825,363	$753,125
Investment securities held to maturity	12,878	36,391	50,220	20,205	2,726
Investment securities available for sale	82,283	64,942	83,977	111,840	152,513
Loans	802,865	721,430	670,391	602,274	515,657
Allowance for loan and lease losses	11,188	10,022	9,478	8,918	8,142
Deposits	749,472	727,312	736,080	603,951	560,713
Shareholders’ equity	72,389	67,575	64,541	58,615	50,570

INTRODUCTION

The Board of Directors of Greater Community Bancorp and Valley National Bancorp have approved an Agreement and Plan of Merger, dated as of March 19, 2008 between Valley and Greater Community. The merger agreement provides for Greater Community to be merged with Valley, with Valley as the surviving corporation. The merger cannot be completed unless the shareholders of Greater Community approve the merger of Greater Community and Valley. Under a separate merger agreement, Greater Community Bank will be merged with and into Valley National Bank immediately following the merger of the holding companies.

This document serves two purposes. It is the proxy statement being used by the Greater Community Board to solicit proxies for use at a special Greater Community shareholders’ meeting called by the Board to seek approval of the merger agreement. It is also the prospectus of Valley regarding the Valley common stock to be issued if the merger is completed. Thus, we sometimes refer to this document as the proxy statement-prospectus.

This document describes the merger agreement in detail. A copy of the merger agreement is attached as Appendix A to this document and is incorporated herein by reference. We urge you to read this entire document and the appendices carefully.

All information and statements contained or incorporated by reference in this document about Greater Community were supplied by Greater Community and all information and statements about Valley were supplied by Valley.

No person has been authorized to give any information or to make any representation other than what is included in this document, including filings on Form 425 or Schedule 14A, which are superseded by this document. If any information or representation is given or made, it must not be relied upon as having been authorized.

FORWARD-LOOKING STATEMENTS

This document contains and incorporates by reference certain forward-looking statements regarding the financial condition, results of operations and business of Valley and Greater Community. These statements are not historical facts and include expressions about Valley’s and/or Greater Community’s:

•	confidence;

•	strategies and expressions about earnings;

•	new and existing programs and products;

•	relationships;

•	opportunities;

•	technology; and

•	market conditions.

You may identify these statements by looking for:

•	forward-looking terminology, like “expect,” “believe” or “anticipate;” or

•	expressions of confidence like “strong” or “on-going;” or

•	similar statements or variations of those terms.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from the results the forward looking statements contemplate because of, among others, the following possibilities:

•	Valley does not realize cost savings from the merger as anticipated;

•	deposit attrition, customer loss or revenue loss following the merger is greater than expected;

•	potential exposure to unknown or contingent liabilities of Greater Community;

•	exposure to potential asset quality issues of Greater Community;

•	difficulty integrating the operations and personnel of Greater Community;

•	greater than anticipated expenses incurred in the integration of the operations and personnel of Greater Community;

•	potential disruption to Valley’s business;

•	potential diversion of Valley management’s time and attention;

•	the possible loss of key employees and customers of Greater Community;

•	potential changes in banking or tax laws or regulations that may affect Greater Community;

•	competitive pressure in the banking and financial services industry increases significantly;

•	changes occur in the interest rate environment which adversely affect Valley’s or Greater Community’s net interest margins; and/or

•	general economic conditions, either nationally or in the greater New York metropolitan area, are less favorable than expected.

Neither Valley nor Greater Community assumes any obligation for updating its forward-looking statements at any time.

RISK FACTORS

An investment in Valley’s common stock is subject to risks. The material risks and uncertainties that management believes affect Valley, and the offering of Valley common stock in the merger are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this proxy statement-prospectus. The risks and uncertainties described below are not the only ones facing Valley. Additional risks and uncertainties that management is not aware of or that management currently believes are immaterial may also impair Valley’s business operations. This proxy statement-prospectus is qualified in its entirety by these risk factors.

Risks Related to the Merger

The Exchange Ratio is Fixed.

Greater Community shareholders will receive 0.9975 shares of Valley common stock and 0.105 of a warrant to purchase Valley common stock. As provided in the merger agreement, these ratios are fixed. Accordingly, if the per share market price of Valley common stock decreases, the value of the consideration which you receive in the merger will also decrease proportionally. The merger agreement does not adjust the merger consideration if the market value of Valley’s common stock decreases, even if such decrease is significant.

The Warrants May Not Have Any Value.

The warrants will have an exercise price equal to the value of Valley common stock at the closing based upon an average of the closing price of Valley common stock during a period immediately prior to the closing plus $2.00. If Valley’s common stock remains below this value during the period when the warrants may be exercised, the warrants will not have any value. In addition, if Valley’s common stock does not rise materially above the exercise price the warrants may have very little value.

The Merger Will Result in Reduced Ownership and Control by Greater Community Shareholders.

Because all of the outstanding shares of Greater Community common stock will be exchanged for Valley common stock and warrants, and assuming that no holders of options to purchase Greater Community common stock exercise their options prior to the merger, Greater Community shareholders will own approximately 6.5% of the outstanding shares of Valley common stock following the merger. As a result, Greater Community shareholders will have less control over the affairs of Valley after the merger than they had with respect to Greater Community prior to the merger.

If the Merger Does Not Occur by November 30, 2008, Valley and Greater Community May Choose Not to Proceed With the Merger.

Either Valley or Greater Community may terminate the merger agreement if the merger has not been completed by November 30, 2008, unless failure to complete the merger is caused by Valley’s or Greater Community’s breach of the merger agreement, in which event the breaching party may not terminate the merger agreement for such failure to close prior to November 30, 2008.

Failure to Complete the Merger Could Severely Disadvantage Greater Community.

If for any reason the merger does not occur, that failure could adversely affect Greater Community’s business and make it difficult for Greater Community to attract other acquisition partners. Additionally, if the merger should fail to occur in certain circumstances that relate to a possible combination of Greater Community with another acquiror, Greater Community could be obligated to pay Valley a $6 million termination fee.

Risks Related to an Investment in Valley National Bancorp Common Stock.

Changes in Interest Rates Can Have an Adverse Effect on Profitability.

Valley’s earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond Valley’s control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the policies of the Board of Governors of the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest Valley receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) Valley’s ability to originate loans and obtain deposits, (ii) the fair value of Valley’s financial assets and liabilities, including the held to maturity, available for sale, and trading securities portfolios, and (iii) the average duration of Valley’s interest earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on Valley’s results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on Valley’s financial condition and results of operations. See “Net Interest Income” and “Interest Rate Sensitivity” sections in Valley’s Form 10-K for the year ended December 31, 2007, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion related to Valley’s management of interest rate risk.

Competition in the Financial Services Industry.

Valley faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources than Valley. Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. Mergers between financial institutions within New Jersey and in neighboring states have added competitive pressure. If Valley is unable to compete effectively, it will lose market share and its income generated from loans, deposits, and other financial products will decline.

Liquidity Risk.

Liquidity risk is the potential that Valley will be unable to meet its obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends because of an inability to liquidate assets or obtain adequate funding in a timely basis, at a reasonable cost and within acceptable risk tolerances.

Liquidity is required to fund various obligations, including credit obligations to borrowers, mortgage originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses and capital expenditures.

Liquidity is derived primarily from retail deposit growth and retention; principal and interest payments on loans; principal and interest payments; sale, maturity and prepayment of investment securities; net cash provided from operations and access to other funding sources.

Valley’s liquidity can be affected by a variety of factors, including general economic conditions, market disruption, operational problems affecting third parties or Valley, unfavorable pricing, competition, Valley’s credit rating and regulatory restrictions.

Loss of Lower-Cost Funding Sources.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, Valley could lose a relatively low cost source of funds, increasing its funding costs and reducing Valley’s net interest income and net income.

Changes in Primary Market Areas Could Adversely Impact Results of Operations and Financial Condition.

Much of Valley’s lending is in northern and central New Jersey and New York City. As a result of this geographic concentration, a significant broad-based deterioration in economic conditions in New Jersey and the New York City metropolitan area could have a material adverse impact on the quality of Valley’s loan portfolio, and accordingly, Valley’s results of operations. Such a decline in economic conditions could restrict borrowers’ ability to pay outstanding principal and interest on loans when due, and, consequently, adversely affect the cash flows of Valley’s business.

Valley’s loan portfolio is largely secured by real estate collateral. A substantial portion of the real and personal property securing the loans in Valley’s portfolio is located in New Jersey and New York City. Conditions in the real estate markets in which the collateral for Valley’s loans are located strongly influence the level of Valley’s non-performing loans and results of operations. A decline in the New Jersey and New York City metropolitan area real estate markets, as well as the other external factors, could adversely affect Valley’s loan portfolio.

Allowance For Loan Losses May Be Insufficient.

Valley maintains an allowance for loan losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, Valley cannot predict loan losses with certainty, and Valley cannot provide assurance that charge-offs in future periods will not exceed the allowance for loan losses. If net charge-offs exceed Valley’s allowance, its earnings would decrease. In addition, regulatory agencies review Valley’s allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Valley management could also decide that the allowance for loan losses should be increased. An increase in Valley’s allowance for loan losses could reduce its earnings.

Potential Acquisitions (Including the Greater Community Acquisition) May Disrupt Valley’s Business and Dilute Shareholder Value.

Valley regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Valley’s tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on Valley’s financial condition and results of operations.

Implementation of Growth Strategies.

Valley has a strategic branch expansion initiative to expand its physical presence in New York City, including entry into new market areas located in Kings and Queens counties, New York, and fill in its markets within New Jersey. Additionally in 2007, Valley expanded the geographic presence of its auto loan dealer network into Connecticut, which network already includes Pennsylvania, Florida, New York, and New Jersey. Valley can provide no assurances that it will successfully implement these initiatives.

Valley’s ability to successfully execute these initiatives depends upon a variety of factors, including its ability to attract and retain experienced personnel, the continued availability of desirable business opportunities and locations, the competitive responses from other financial institutions in Valley’s new market areas, and the ability to manage growth. These initiatives could cause Valley’s expenses to increase faster than revenues.

There are considerable initial and on-going costs involved in opening branches, growing loans in new markets, and attracting new deposit relationships. These expenses could negatively impact future earnings. For example, it takes time for new branches and relationships to achieve profitability. Expenses could be further increased if there are delays in the opening of new branches or if attraction strategies are more costly than expected. Delays in opening new branches can be caused by a number of factors such as the inability to find suitable locations, zoning and construction delays, and success in attracting qualified personnel to staff the new branch. In addition, there is no assurance that a new branch will be successful even after it has been established.

From time to time, Valley may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Valley may invest significant time and resources to develop and market new lines of business and/or products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting customer preferences, may also impact the successful implementation of a new line of business or a new product or service. Additionally, any new line of business and/or new product or service could have a significant impact on the effectiveness of Valley’s system of internal controls. Failure to successfully manage these risks could have a material adverse effect on Valley’s business, results of operations and financial condition.

Changes in Accounting Policies or Accounting Standards.

Valley’s accounting policies are fundamental to understanding its financial results and condition. Some of these policies require use of estimates and assumptions that may affect the value of Valley’s assets or liabilities and financial results. Valley identified its accounting policies regarding the allowance for loan losses, goodwill and other intangible assets, and income taxes to be critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. Under each of these policies, it is possible that materially different amounts would be reported under different conditions, using different assumptions, or as new information becomes available.

From time to time the Financial Accounting Standards Board (“FASB”) and the SEC change the financial accounting and reporting standards that govern the form and content of Valley’s external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB, SEC, banking regulators and Valley’s outside auditors) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond Valley’s control, can be hard to predict and could materially impact how Valley reports its financial results and condition. In certain cases, Valley could be required to apply a new or revised standard retroactively or apply an existing standard differently (also retroactively) which may result in Valley restating prior period financial statements in material amounts.

Extensive Regulation and Supervision.

Valley, primarily through its principal subsidiary, Valley National Bank, and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole. Such laws are not designed to protect Valley shareholders. These regulations affect Valley’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Valley is also subject to a number of federal laws, which, among other things, require it to lend to various sectors of the economy and population, and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Valley in substantial and unpredictable ways. Such changes could subject Valley to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on Valley’s business, financial condition and results of operations. Valley’s compliance with certain of these laws will be considered by banking regulators when reviewing bank merger and bank holding company acquisitions. While Valley has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Encountering Continuous Technological Change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Valley’s future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in Valley’s operations. Many of Valley’s competitors have substantially greater resources to invest in technological improvements. Valley may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Valley’s business and, in turn, Valley’s financial condition and results of operations.

Operational Risk.

Valley faces the risk that the design of its controls and procedures, including those to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information. Management regularly reviews and updates Valley’s internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Valley’s controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Valley’s business, results of operations and financial condition.

Valley may also be subject to disruptions of its systems arising from events that are wholly or partially beyond its control (including, for example, computer viruses or electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. Valley is further exposed to the risk that its external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as is Valley) and to the risk that Valley’s (or its vendors’) business continuity and data security systems prove to be inadequate.

Valley’s performance is largely dependent on the talents and efforts of highly skilled individuals. There is intense competition in the financial services industry for qualified employees. In addition, Valley faces increasing competition with businesses outside the financial services industry for the most highly skilled individuals. Valley’s business operations could be adversely affected if it were unable to attract new employees and retain and motivate its existing employees.

Claims and Litigation Pertaining to Fiduciary Responsibility.

From time to time as part of Valley’s normal course of business, customers make claims and take legal action against Valley based on actions or inactions of Valley employees. If such claims and legal actions are not resolved in a manner favorable to Valley, they may result in financial liability and/or adversely affect the market perception of Valley and its products and services. This may also impact customer demand for Valley’s products and services. Any financial liability or reputation damage could have a material adverse effect on Valley’s business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

CERTAIN INFORMATION ABOUT VALLEY

General

Valley National Bancorp, a New Jersey corporation, was organized in 1983 as a holding company for Valley National Bank. Valley indirectly owns additional subsidiaries through Valley National Bank. Valley is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act.

As of December 31, 2007, Valley had:

•	consolidated assets of $12.7 billion;

•	total deposits of $8.1 billion;

•	total loans of $8.5 billion; and

•	total shareholders’ equity of $949.1 million.

In addition to Valley’s principal subsidiary, Valley National Bank, Valley owns 100% of the voting shares of VNB Capital Trust I, through which Valley issued preferred securities.

Valley’s principal executive offices and telephone number are:

1455 Valley Road

Wayne, New Jersey 07470

(973) 305-8800

Valley National Bank

Valley National Bank is a national banking association chartered in 1927 under the laws of the United States. Currently, Valley National Bank has 176 full-service banking offices located throughout northern and central New Jersey and New York City. The Bank provides a full range of commercial and retail banking services. These services include the following: the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration loans and other commercial credits; equipment leasing; personal and corporate trust, and pension and fiduciary services.

Valley National Bank’s wholly-owned subsidiaries are all included in the consolidated financial statements of Valley.

These subsidiaries include:

•	a mortgage servicing company;

•	a title insurance agency;

•	asset management advisors which are Securities and Exchange Commission registered investment advisors;

•	an all-line insurance agency offering property and casualty, life and health insurance;

•	subsidiaries which hold, maintain and manage investment assets for Valley National Bank;

•	a subsidiary which owns and services auto loans;

•	a subsidiary which specializes in asset-based lending; and

•	a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft.

Valley National Bank’s subsidiaries also include real estate investment trust subsidiaries (the “REIT” subsidiaries) which own real estate-related investments and a REIT subsidiary which owns some of the real estate utilized by Valley National Bank and related real estate investments.

Recent Developments

On April 7, 2008, the Valley board of directors declared a 5% stock dividend, which is payable on May 23, 2008 to those Valley shareholders who are shareholders of record on May 9, 2008. In accordance with the terms of the merger agreement between Valley and Greater Community, the exchange ratio to be received by Greater Community shareholders as a result of the Valley stock dividend has been adjusted, from 0.95 of a share of Valley common stock and 0.10 of a warrant to purchase Valley common stock for each share of Greater Community stock, to 0.9975 of a share of Valley common stock and 0.105 of a warrant to purchase Valley common stock.

CERTAIN INFORMATION ABOUT GREATER COMMUNITY

General

Greater Community, a New Jersey corporation, was organized in 1984. Its principal subsidiary is Greater Community Bank. Greater Community is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act and is designated by the Federal Reserve as a financial holding company pursuant to the Gramm-Leach-Bliley Act of 1999.

As of December 31, 2007, Greater Community had:

•	consolidated assets of $976.0 million;

•	total deposits of $749.5 million;

•	total loans of $802.9 million; and

•	total shareholders’ equity of $72.4 million.

Greater Community also owns 100% of the voting shares of GCB Capital Trust III, through which Greater Community issued trust-preferred securities. Additionally, Greater Community owns four other non-bank subsidiaries:

•	two companies that hold real estate properties; and

•	a company which provides title insurance and settlement services through a joint venture with a third-party entity; and

•	a company which provides traditional insurance products through a joint venture with a third-party entity.

Greater Community’s principal executive offices and telephone number are:

55 Union Boulevard

Totowa, New Jersey 07512

(973) 942-1111

Greater Community Bank

Greater Community Bank received its charter from the New Jersey Department of Banking and Insurance and commenced operations as a commercial bank in 1986. At December 31, 2007, Greater Community Bank operated fifteen full-service branches located in Passaic, Bergen and Morris counties, New Jersey. In February 2008, Greater Community Bank opened its sixteenth branch in Englewood, New Jersey. Greater Community Bank offers a broad variety of lending services, including commercial and residential real estate loans, short and medium-term loans, revolving credit arrangements, lines of credit and consumer loans. Greater Community Bank also offers a variety of deposit accounts, including consumer and commercial checking accounts, interest-bearing checking accounts, savings and time deposits and other customary banking services. Greater Community Bank operates a securities brokerage business in its Greater Community Financial division.

Greater Community Bank operates, directly or indirectly, the following subsidiaries:

•	a company which engages in vendor-driven lease programs focusing primarily on small-to-medium-ticket medical equipment leasing;

•	a company which manages Greater Community Bank’s investment portfolio;

•	a company which holds investment securities and loan participations; and

•	a company which invests in community real estate redevelopment projects and currently holds one such investment through a joint venture with a nonaffiliated limited liability company.

Recent Developments

On April 16, 2008, Greater Community reported its financial results for the quarter ended March 31, 2008. Net income was $1.3 million, decreasing $0.4 million from the $1.7 million reported for the first quarter of 2007. Diluted earnings per share were $0.15, compared with $0.20 per share reported for the prior-year first quarter. For the quarter, net interest income was $8.2 million, increasing $0.5 million or 6.4% compared with the 2007 first quarter. Non-interest income totaled $1.4 million in the first quarter of 2008, decreasing $0.2 million from the same prior-year period. The provision for loan and lease losses was $0.3 million for each of the quarters ended March 31, 2008 and 2007. Non-interest expense of $7.3 million increased $0.8 million from the same period a year ago and included a $0.7 million charge in connection with the previously announced termination of Greater Community’s merger agreement with Oritani, as well as other merger-related costs.

THE MEETING

Date, Time and Place

This document solicits, on behalf of the Greater Community Board, proxies to be voted at a special meeting of Greater Community shareholders and at any adjournments or postponements thereof. The meeting is scheduled for:

[                    ], 2008

[            ]

Purpose

At the meeting, Greater Community shareholders will consider and vote on:

•	approval and adoption of the merger and the merger agreement; and

•	any other matters that may properly be brought before the meeting.

Board Recommendation

The Greater Community Board of Directors has unanimously approved the merger and the merger agreement and unanimously recommends a vote FOR approval and adoption of the merger and the merger agreement.

Record Date; Required Vote

The Greater Community Board has fixed the close of business on [                    ], 2008 as the record date for the meeting. Only holders of record of Greater Community common stock at that time are entitled to get notice of the meeting and to vote at the meeting. On the record date, there were [            ] shares of Greater Community common stock outstanding. Each of those shares will be entitled to one vote on each matter properly submitted to the meeting.

The merger cannot be completed without Greater Community shareholder approval. The affirmative vote of a majority of the shares voted at the meeting is required to approve the merger agreement.

On the [                    ], 2008 record date, the directors and executive officers of Greater Community as a group beneficially owned [            ] shares of Greater Community common stock, representing [        ]% of the issued and outstanding shares. In connection with the execution of the merger agreement, the directors of Greater Community, as well as John L. Soldoveri, holder of approximately 10% of Greater Community’s common stock, agreed to vote all the shares they beneficially own as of the record date FOR the merger agreement.

The matters to be considered at the meeting are of great importance to the shareholders of Greater Community. Accordingly, both Greater Community and Valley urge you to read and carefully consider the information presented in this proxy statement-prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage paid envelope as instructed on the proxy card.

Voting Rights; Proxies

If you properly execute a proxy card and send it to Greater Community in the enclosed envelope in a timely manner, your proxy will be voted in accordance with the instructions you indicate, unless you revoke your proxy prior to the vote. Approval of the merger by Greater Community shareholders is based on approval by holders of a majority of shares voted at the meeting. If you send us a proxy card that does not instruct us how to vote, your shares will be voted FOR approval and adoption of the merger and the merger agreement.

The Greater Community Board is not aware of any matters that will come before the meeting other than the vote on the merger and the merger agreement. If any other matters come before the meeting, the persons named on the enclosed proxy card will have the discretion to vote on those matters using their best judgment, unless you specifically withhold that authorization when you complete your proxy card.

You may revoke any proxy that you give at any time before it is used to cast your vote. Simply showing up at the meeting will not automatically revoke your proxy. To revoke a proxy, you must either file a written notice of revocation with the Greater Community Corporate Secretary, deliver a properly executed proxy with a later date to the Greater Community Corporate Secretary, or vote the shares subject to the proxy by written ballot at the special meeting. The Greater Community Corporate Secretary will be in attendance at the meeting and, prior thereto, can be reached at the following address:

Jeannette M. Chardavoyne

Corporate Secretary

Greater Community Bancorp

55 Union Boulevard

Totowa, New Jersey 07512

The election inspectors appointed for the meeting, who will determine whether or not a quorum is present, will tabulate votes cast by proxy or in person at the meeting. Abstentions and “broker non-votes” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions occur when proxies are marked as abstentions, or when shareholders appear in person but abstain from voting. “Broker non-votes” occur when a broker indicates on a proxy that it does not have discretionary authority regarding certain shares. Because abstentions and broker non-votes are not counted as votes cast on any matter to which they relate, they will not affect the outcome of the vote.

Solicitation of Proxies

In addition to using the mails, the directors, officers and employees of Greater Community may solicit proxies for the meeting from shareholders in person or by telephone. These directors, officers and employees will not be specifically compensated for their services. Greater Community will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. Greater Community will bear all costs of soliciting proxies for the meeting.

Quorum

The presence, in person or by proxy, of a majority of the Greater Community common stock issued and outstanding and entitled to be voted at the meeting is necessary to constitute a quorum.

THE PROPOSED MERGER

Copies of the merger agreement and the warrant agreement are attached as Appendix A and Appendix B, respectively, to this proxy statement-prospectus and are incorporated by reference herein. Descriptions of the merger, the merger agreement and its exhibits thereto, and the warrant agreement are qualified in their entirety by reference to the merger agreement or such exhibits and the warrant agreement.

General Description

The merger agreement provides for the merger of Greater Community with and into Valley, with Valley as the surviving entity. A closing under the merger agreement is to occur on the last day of the month which is at least ten business days after all material conditions to closing, including receipt of regulatory approvals and the expiration of regulatory waiting periods, have been met. The merger agreement provides that Valley will set the exact closing date in a notice delivered to Greater Community. The merger agreement also provides that Valley and Greater Community may agree on a different closing date. The parties have tentatively selected [            ], 2008 as the closing date, and they currently anticipate closing on or about that date. The merger will become effective at the time specified in a certificate of merger which Valley and Greater Community will prepare and which Valley will file with the New Jersey Department of Treasury, Division of Commercial Recording following the closing. Valley and Greater Community anticipate that the merger will become effective on the opening of business on the first business day after the closing date. Immediately after the merger is effective, Valley will merge Greater Community Bank with Valley National Bank, with Valley National Bank as the surviving entity. The exact closing date and effective time are dependent upon satisfaction of numerous conditions, some of which are not under Valley’s or Greater Community’s control.

Consideration

As a result of the merger, Greater Community shareholders will have the right to receive (i) 0.9975 of a share of Valley common stock and (ii) 0.105 of a warrant to purchase Valley common stock, for each share of Greater Community common stock owned. The original consideration per share was 0.95 of a share of Valley and 0.10 of a warrant; however, these amounts were adjusted as a result of a 5% stock dividend payable to holders of record of Valley common stock on May 9, 2008. The warrant exercise price will be equal to the average market price of Valley common stock during the ten trading-day period ending five trading days before the closing date, plus $2.00. No fractional shares of Valley common stock or fractional warrants will be issued. In lieu of fractional shares of Valley common stock, each holder of Greater Community common stock who would be entitled to a fractional interest will instead receive an amount in cash determined by multiplying his or her fractional interest by the average closing price of Valley common stock during the ten trading-day period ending five trading days before the closing date. In lieu of fractional warrants for Valley common stock, each holder of Greater Community common stock who would be entitled to a fractional interest will instead receive an amount in cash determined by multiplying his or her fractional interest by the fair market value of the warrant determined using the Black-Scholes-Merton method based on several assumptions about the value of the warrant as agreed by the Chief Executive Officers of Valley and Greater Community.

Holders of unexercised Greater Community stock options will be entitled to merger consideration consisting of a cash payment from Greater Community immediately prior to the effective time of the merger in an amount equal to the number of shares of Greater Community common stock into which such stock options held are convertible multiplied by the excess of the per share cash value of the merger consideration over the exercise price per share provided for in such Greater Community stock options. The payments to the Greater Community option holders shall be treated as compensation and shall be net of any applicable federal and state withholding taxes. At the time of receipt of such cash payment, each holder of a Greater Community stock option will be required to execute a customary acknowledgment and release.

In general, all shares of Greater Community common stock that are owned by Greater Community as treasury stock and all shares of Greater Community common stock that are owned directly or indirectly by Valley or Greater Community or any of their respective subsidiaries will be canceled and cease to exist and no stock or warrants of Valley or other consideration shall be delivered in exchange therefore.

Warrant Agreement

Valley has appointed American Stock Transfer & Trust Company as warrant agent for purposes of issuing, transferring and exchanging the warrants to be issued in the merger pursuant to the terms of the merger agreement and the warrant agreement. Each warrant shall be exercisable for a period beginning two years after the effective time of the merger and ending seven years from the effective time of the merger and otherwise in accordance with the terms of the warrant agreement, provided, however, that the warrants may be exercisable prior to the two-year anniversary in the event of an acquisition or proposed acquisition or liquidation involving Valley. The warrant agreement contains provisions that will adjust the number of shares purchasable upon exercise of the warrant proportionally to reflect any share dividend or other distribution, share division or combination, reclassification or reorganization which affects holders of record of Valley common stock as of any date on or after the time the merger becomes effective. In the event of any consolidation with or merger of Valley into another corporation or sale or conveyance of substantially all of Valley’s assets (a “change in control transaction”), the warrant holder will have the right to receive, upon payment of the warrant price, upon the basis and upon the terms and conditions in the merger agreement and in the warrant agreement, and in lieu of shares of Valley common stock purchasable upon the exercise of the warrant, such shares of stock, securities, cash or other assets which the warrant holder would have been entitled to receive after the happening of such change in control transaction had such warrant been exercised immediately prior to the consummation of the transaction. In the event the change in control transaction involves an exchange of consideration other than shares of common stock or other securities in exchange for Valley common stock, Valley may fulfill its obligations to the warrant holder by permitting the warrant holder the opportunity to exercise his or her warrants before the consummation date of the change in control transaction, and thereby participate in the transaction as a holder of Valley common stock. Any warrants not exercised before the consummation of the change in control transaction shall be cancelled and become null and void on the consummation date of the transaction. The foregoing is merely a summary of the terms of the warrant agreement. The full terms of the warrant agreement are set forth in Appendix B and are incorporated by reference herein.

Voting Agreement

The directors of Greater Community representing ownership of approximately [    ]% of Greater Community’s outstanding common stock as of the record date have entered into a voting agreement with Valley to vote in favor of the merger and the merger agreement. Mr. John Soldoveri, who owns approximately 10% of the outstanding Greater Community common stock, has also entered into the voting agreement and agreed to vote for the merger and the merger agreement.

Exchange of Shares

Greater Community and Valley have appointed American Stock Transfer & Trust Company as the exchange agent, and Valley has appointed American Stock Transfer as warrant agent, for purposes of effecting the conversion of Greater Community common stock into Valley common stock and warrants. You must send in your stock certificates to American Stock Transfer when you return your form of election. Greater Community shareholders failing to submit a form of election will receive instructions for exchanging their stock certificates after the merger is completed.

Following the completion of the merger, American Stock Transfer will promptly deliver the merger consideration and the certificates representing Greater Community common stock will be canceled. Each share of Valley common stock and each warrant issued in exchange for Greater Community common stock will be deemed to have been issued at the time the merger becomes effective. Greater Community shareholders who receive Valley common stock in the merger will be entitled to receive any dividend or other distribution which may be payable to holders of record of Valley common stock as of any date on or after the time the merger becomes effective. However, no dividend or other distribution will actually be paid with respect to any shares of Valley common stock until the certificates formerly representing shares of Greater Community common stock have been surrendered. At that time any accrued dividends and other distributions on those shares of Valley common stock will be paid without interest.

Greater Community shareholders, promptly after they surrender their Greater Community stock certificates to American Stock Transfer, will receive a certificate representing the full number of shares of Valley common stock into which their shares of Greater Community common stock have been converted, as well as a warrant certificate representing the amount of warrants to be received. A check for the amount to be received in lieu of fractional shares and warrants, if any, will also be issued to the former Greater Community shareholder at that time.

Background of the Merger

Greater Community has from time to time considered various strategies to allow it to continue its growth in shareholder value, including the possibility of business combinations with other financial institutions to enhance its available capital, increase its market share and shareholder value and expand its geographic market reach. However, Greater Community was not seeking a business combination when Kevin Lynch, President and Chief Executive Officer of Oritani Financial Corporation, met with Anthony M. Bruno, Jr., Chairman of the Board, President and Chief Executive Officer of Greater Community, in July 2007 to discuss a loan participation proposal for a loan that was larger than Greater Community could fund alone based on its capital. During the course of that meeting, Mr. Lynch presented Mr. Bruno with an unsolicited proposal to discuss a potential merger of Greater Community with Oritani. Consistent with its fiduciary duties to its shareholders, Greater Community began discussions with Oritani about a possible transaction.

By mid-October 2007, Oritani had proposed a merger to Greater Community through Oritani’s financial advisors with proposed consideration of $21.50 per share of Greater Community stock, taking into account Greater Community’s 2.5% stock dividend. However, Oritani and Greater Community were experiencing difficulty in reaching agreement on a number of key terms of the merger, including the scope of the negative covenants that would bind Greater Community during the period following the execution of the proposed Oritani merger agreement through the closing. During this period, John L. Soldoveri called Mr. Bruno and indicated that Mr. Bruno should contact Valley because Valley may have an interest in acquiring Greater Community. Mr. Soldoveri is a former chairman of Greater Community and Greater Community’s largest shareholder, owning approximately 10% of the outstanding shares of Greater Community common stock at the time the proposed merger with Oritani was announced, and also is the father of Greater Community board member Robert Soldoveri. Mr. Bruno asked representatives of The Kafafian Group, Inc., a financial advisor of Greater Community, to contact Valley and set up a meeting for October 19, 2007 to discuss Valley’s possible interest in a business combination with Greater Community. At that meeting, Mr. Bruno and representatives of The Kafafian Group engaged in preliminary discussions with Gerald H. Lipkin, Chairman of the Board, President, and Chief Executive Officer of Valley, regarding the possible terms of a proposed transaction.

The discussions with Valley held between October 19 and October 29, 2007 related to Valley’s possible interest in acquiring Greater Community. Valley and Greater Community discussed a transaction structured as a stock-for-stock transaction, pursuant to which each share of Greater Community common stock would be exchanged for a fixed fraction of a share of Valley stock, resulting in a possible value at that time of approximately $17.00 to $19.00 for each share of Greater Community stock. After representatives of The Kafafian Group indicated to Valley a need for an exchange ratio providing a higher value to Greater Community shareholders, Mr. Lipkin inquired whether a moderately higher exchange ratio would be acceptable, indicating, however, that Valley’s board probably would be reluctant to authorize such an exchange ratio. Furthermore, Mr. Lipkin indicated that the contemplated exchange ratio would most likely be less should Valley’s stock price increase from its current value. Greater Community management considered the fact that Valley’s stock historically paid dividends, which was seen as a positive factor compared to Oritani stock, which did not pay dividends. Following these initial discussions, representatives of Greater Community sought a written proposal from Valley if such proposal was at or above a specific price level. However, Valley did not make such a proposal.

Mr. Bruno discussed these matters with members of the Greater Community executive committee. The committee decided that Sandler O’Neill & Partners, L.P., another financial advisor of Greater Community, should contact other potential acquirors to determine whether or not there were other parties interested in a transaction involving Greater Community at a price level comparable to or higher than the Oritani proposal. Sandler O’Neill identified four other financial institutions as prospective business combination partners. Sandler O’Neill believed that each of those four other institutions had the ability and interest to make such a proposal. After receiving authorization from Greater Community’s executive committee, Sandler O’Neill contacted the chief executive officers of those four financial institutions, but for various reasons, all of the executives declined to express a formal indication of interest in a business combination. Some of the parties said they were in the process of exploring other strategic alternatives. Furthermore, other institutions that had been contacted told a representative of Sandler O’Neill that their valuation of Greater Community was significantly below $21.50 per share, the value at that time of the merger consideration proposed by Oritani. In October 2007, the closing price of Greater Community common stock ranged from a low of $14.00 per share to a high of $15.14 per share.

Because none of the additional potential acquirors contacted by Sandler O’Neill had expressed an interest in a combination with Greater Community at the Oritani valuation level, and because Valley had not presented Greater Community with a written offer, Greater Community’s financial advisors advised the Greater Community board that the Oritani proposal was superior to any alternative proposals made to Greater Community at the time. As a result of several discussions with Greater Community’s advisors, the board of directors of Greater Community decided to proceed with the merger with Oritani. The merger agreement with Oritani was signed and delivered on November 13, 2007. The vote of the Greater Community board to proceed with the merger with Oritani was not unanimous, with six voting in favor, one director opposing and one abstaining.

The Oritani merger agreement provided for the merger of Greater Community with and into Oritani and the merger of Greater Community Bank with and into Oritani Savings Bank. Greater Community shareholders were to choose between receiving consideration for each share of Greater Community common stock of either $21.40 cash or shares of Oritani common stock equal to the quotient of $21.40 divided by the average closing price of a share of Oritani common stock as reported on Nasdaq for the twenty consecutive trading days ending on the second day prior to the effective time of the Oritani merger, subject to that quotient not being less than 1.1935 and not being more than 1.4588. In addition, 60% of the total number of shares of Greater Community stock converted pursuant to the transaction were to be converted into Oritani stock and 40% were to be converted into cash. The Oritani offer of $21.50 per share was reduced to $21.40 per share during the final negotiations with Oritani in order to provide for a retention bonus pool to Greater Community employees. Greater Community management and its board of directors felt this reduction in price to fund a retention pool was necessary to retain key personnel through the closing of the Oritani merger.

Soon after the announcement of the merger between Oritani and Greater Community, the price per share of Oritani common stock declined significantly, from a closing price per share of $17.07 on the date the proposed transaction was announced to a closing price per share of $12.35 on December 5, 2007.

On November 14, 2007, Mr. John Soldoveri informed a number of Greater Community board members that he did not view the proposed merger with Oritani favorably. During the course of a number of conversations, Mr. John Soldoveri indicated that he intended to oppose the proposed merger with Oritani. In December 2007, he suggested that he might purchase additional shares of Greater Community common stock with the intent to vote against the merger with Oritani and might bring suit against Greater Community and the Greater Community board of directors if the merger was not terminated. On December 20, 2007, Mr. John Soldoveri published an open letter in a number of New Jersey-based newspapers to Greater Community shareholders, employees and customers in which he outlined his objections to Greater Community’s proposed merger with Oritani, stating that he objected to, among other things, (a) the fact that the value of the merger consideration with Oritani had declined as a result of the drop in the price of Oritani stock following the announcement of the merger, (b) Oritani’s history of not paying dividends and (c) Oritani’s status as a mutual holding company, which he felt put the public holders of Oritani stock in a perpetual minority shareholder status. He also indicated that he preferred a transaction involving only stock as consideration, allowing those shareholders with a low tax basis in their shares to defer capital gains, and that he had been informed that other shareholders intended to oppose the transaction. Mr. Soldoveri also amended his existing Schedule 13D and indicated that he would oppose the Oritani merger through any means available.

Oritani and Greater Community continued to work to satisfy the preconditions to the proposed merger, but several factors associated with the uncertainty created by the pending Oritani merger proposal caused both Oritani and Greater Community to consider whether it continued to be in the best interests of their respective shareholders to continue with the merger.

These factors included, without limitation:

•	Mr. John Soldoveri’s ongoing opposition to the merger;

•	the decreased value of Oritani common stock following the announcement of the proposed merger;

•	litigation risks associated with terminating the merger;

•	pricing pressures generated by the general decline in the stock market and of financial stocks in particular at the end of 2007; and

•	customer and employee retention issues.

In early January 2008, Oritani proposed a mutual termination of the merger pursuant to which the merger would have been abandoned, all claims among the parties would have been released and each party would have been responsible for its own respective costs. Oritani also proposed that Greater Community be liable for a “break-up” fee of 3.5% of the value of an alternative acquisition transaction should it enter into such a transaction within 12 months of the termination of the merger. After carefully considering the advantages and disadvantages associated with a mutual termination based upon the terms proposed by Mr. Lynch, the board of directors of Greater Community decided to allow Greater Community shareholders the opportunity to vote on the proposed merger with Oritani. As a result, both parties continued preparing the requisite regulatory applications and continued preparing a joint proxy statement. Although some discussion of a mutual termination continued, no mutual termination agreement was reached.

On January 21, 2008, Mr. Ben Plotkin, Executive Vice President of Stifel, Nicolaus & Company, Incorporated, met with Mr. Lynch at his request. Among other matters, the two discussed the alternatives available to Oritani in connection with the Oritani/Greater Community transaction. Mr. Plotkin raised the possibility of Oritani consenting to another bank approaching Greater Community as a possible satisfactory solution for all parties. After his meeting with Mr. Lynch, Mr. Plotkin contacted Mr. Lipkin to discuss his potential interest in negotiating a consent agreement with Oritani that would permit Valley to enter into discussions with Greater Community. Mr. Lipkin expressed interest in such an approach. Within a few days, Mr. Plotkin discussed the concept involving Valley telephonically with Mr. Lynch. Mr. Lynch indicated a need to discuss the matter with Greater Community.

On February 5, 2008, Mr. Lynch and two of Oritani’s directors met with Mr. Bruno and asked him if Greater Community had an interest in discussing a business combination with any third parties as an alternative to proceeding with the Oritani merger agreement. Mr. Lynch also asked Mr. Bruno whether he had discussed any business combinations with a third party prior to signing the Oritani merger agreement. After receiving Oritani’s promise of confidentiality, Mr. Bruno said he had discussed a potential business combination with Valley prior to entering into the merger agreement with Oritani. Mr. Lynch suggested to Mr. Bruno that Oritani would permit Greater Community to have further discussions with Valley regarding a possible business combination and would waive the covenant prohibiting Greater Community from discussing and entering into an alternative business combination if Valley were to make an offer to acquire Greater Community. Mr. Bruno indicated that he would need to discuss this with Greater Community’s counsel and board of directors and recommended that Mr. Lynch do the same before any action was taken.

Within a day after this discussion, Mr. Bruno was informed that at least one member of Oritani’s board of directors had contacted Mr. Lipkin to determine whether Valley had any interest in pursuing discussions with Greater Community regarding a possible business combination. Mr. Lipkin indicated to the Oritani director that he would consider discussing a possible transaction. Following his conversation with the Oritani director, Mr. Lipkin contacted, but did not have any substantive conversations with, Sandler O’Neill. Valley’s legal counsel subsequently contacted Sandler O’Neill to clarify on behalf of Valley that Valley would not have any contact with Greater Community unless Oritani waived the limits on inquiries and discussions contained in the merger agreement between Oritani and Greater Community.

Greater Community recognized that the support of Mr. John Soldoveri could prove essential if Greater Community were to enter into any alternative business combination. As a result, on February 13, 2008, Greater Community entered into a confidentiality agreement with Mr. John Soldoveri in contemplation of furnishing to him information regarding Valley’s prospective interest in acquiring Greater Community. The confidentiality agreement also prohibited Mr. John Soldoveri from purchasing or selling Greater Community securities. After entering into this confidentiality agreement, Greater Community discussed the possibility of Valley making an alternative offer to acquire Greater Community, and Mr. John Soldoveri indicated that he would consider supporting such an offer from Valley, depending on its proposed terms.

In February 2008, Oritani and Valley began discussing the possible terms of a waiver by Oritani of all prohibitions under the merger agreement between Oritani and Greater Community that would have prevented Greater Community from entering discussions with Valley, including whether Oritani would accept a reduced break-up fee in the event that Valley were to acquire Greater Community. Valley and Oritani reached an agreement by which Oritani agreed that it would accept from Greater Community a break-up fee of $700,000 (rather than the $6.6 million fee set forth in the Oritani merger agreement) should Valley and Greater Community execute a written agreement for Valley to acquire Greater Community. Oritani and Greater Community separately discussed such a waiver by Oritani throughout February 2008, and Oritani issued this waiver on March 3, 2008.

In late February, 2008, Mr. Lipkin advised the Valley board of the prospects of a potential transaction with Greater Community, and of the terms of the reduced termination fee, through various telephone calls and informal meetings.

Following the delivery of the waiver by Oritani, Valley contacted Greater Community regarding a potential alternative business combination. On March 6, 2008, a series of meetings were held to discuss a potential acquisition of Greater Community by Valley. At that first meeting, Robert Kafafian of The Kafafian Group, Alan Eskow, Executive Vice President and Chief Financial Officer of Valley, Michael Guilfoile of MG Advisors, Inc. and Messrs. Bruno and Lipkin, discussed the business models of Greater Community and of Valley, respectively, and Mr. Lipkin outlined a proposed transaction. Mr. Lipkin proposed exclusively using Valley stock as the merger consideration, offering to exchange each share of Greater Community common stock for between 0.85 and 0.95 of a share of Valley common stock. The closing price of Greater Community common stock on the date preceding this meeting was $15.25 per share and the closing price of Valley common stock on the date preceding this meeting was $18.31 per share. Mr. Kafafian indicated his belief that the Greater Community board would want a better exchange ratio for Greater Community shareholders, and suggested consideration of one share of Valley common stock for each share of Greater Community common stock. In an effort to bridge the gap between the terms that Mr. Lipkin had originally proposed and the terms for which Messrs. Bruno and Kafafian were advocating, Mr. Lipkin countered with an exchange ratio of 0.95 of a share of Valley common stock and 0.10 of a warrant to purchase Valley common stock for each share of Greater Community stock.

After that first meeting had ended, Messrs. Bruno and Kafafian met separately to consider the Valley proposal. Thereafter, Messrs. Bruno and Kafafian met with Mr. John Soldoveri to try to determine whether Mr. John Soldoveri was likely to support a transaction between Greater Community and Valley, because both Greater Community and Valley were reluctant to move forward with discussions if Mr. John Soldoveri was not likely to support such a potential business combination.

Later that day, Messrs. Bruno, Kafafian, Lipkin and Eskow met once again. At this meeting, the participants discussed the terms of the proposal, in particular the terms of the Valley warrants, and Messrs. Lipkin and Bruno agreed that the warrants would become exercisable beginning two years after the date of the closing of a merger and would expire seven years after the closing, with a per share exercise price $2.00 above the price of Valley shares over a 10-day period before the closing date. Mr. John Soldoveri later joined the meeting and indicated his support for the terms of the transaction that were discussed by Messrs. Bruno and Lipkin at the meeting.

Greater Community and Valley began working toward a definitive merger agreement based on the progress made at these March 6, 2008 meetings. Greater Community and Valley worked toward such a definitive merger agreement using the exchange ratio of 0.95 of a share of Valley common stock and 0.10 of a warrant to purchase Valley common stock for each share of Greater Community stock, but noted the need for the approval of both parties’ boards of directors in order to enter into a definitive agreement. Immediately thereafter, Mr. Bruno individually contacted each member of the Greater Community board of directors to discuss the Valley offer. The content of these discussions included the consideration to be offered, how such an offer would likely compare to the Oritani merger agreement, and corollary issues relating to the logistics and desirability of merging Valley and Greater Community.

Valley commenced due diligence meetings with key Greater Community personnel beginning over the weekend of March 8th and 9th, and such due diligence continued through the week of March 10th. On March 13, 2008, Valley submitted to Greater Community a written proposal to acquire Greater Community. The proposed agreement offered the exchange ratio that representatives from Valley and Greater Community had discussed at their March 6th meeting (i.e., 0.95 shares of Valley common stock and 0.10 of a warrant to purchase Valley common stock for each share of Greater Community common stock). The next day, Mr. Bruno consulted with Greater Community counsel regarding the terms of the agreement and thereafter, Greater Community’s counsel and Valley’s counsel held a teleconference to further negotiate the terms of the draft merger agreement between Valley and Greater Community. As a result of that teleconference, Valley submitted to Greater Community a revised draft of the proposed merger agreement on March 17, 2008.

Also on that date, the Greater Community executive committee, along with representatives from Sandler O’Neill and The Kafafian Group, met to discuss the proposed transaction with Valley. Among the issues discussed by the executive committee were the adequacy of the consideration being offered to Greater Community shareholders, particularly vis-à-vis the consideration offered pursuant to the Oritani merger agreement, the likely possibility that Mr. John Soldoveri would support the proposed transaction with Valley, the fact that Valley historically paid dividends on its common stock, the effect that this transaction would have on the continued retention of Greater Community employees, and the potential costs of terminating the Oritani merger agreement.

On March 17, 2008, the Valley board met to consider the proposed merger and the terms of the merger agreement. Legal counsel to Valley fully explained the terms of the merger agreement, and advised the board as to the various remaining open items, which items the Valley board agreed were not material to Valley. Representatives of Valley’s financial advisors, MG Advisors, Inc. and Stifel Nicolaus & Company were also present at the meeting, and provided the Valley board with an in depth financial analysis of the transaction. Based on these presentations, along with presentations by senior management of Valley, the Valley board approved the merger and the merger agreement, and authorized Mr. Lipkin and Valley’s senior management, in consultation with legal counsel, to finalize the merger agreement and to execute the merger agreement on behalf of Valley.

On March 18, 2008, the Greater Community board of directors met to discuss the proposed transaction. Representatives from The Kafafian Group and Sandler O’Neill were present at this board meeting. The Greater Community board largely considered the same factors that the executive committee had considered the previous day. Of particular concern was the cost of terminating the agreement with Oritani, including the reduction of the break-up fee with respect to a potential acquisition by Valley from the $6.6 million fee provided for in the Oritani agreement to $700,000 in the event that Greater Community were to sign an acquisition agreement with Valley. The advantages and disadvantages of each alternative were discussed.

After continued negotiation, on March 19, 2008 Valley submitted a revised proposal to Greater Community that included changes to the draft Valley-Greater Community merger agreement that were more favorable to Greater Community than the terms in the originally proposed merger agreement with respect to the scope of the representations, warranties and covenants made by Greater Community and by Valley. The board of directors of Greater Community met once again and considered the draft merger agreement with Valley. At that time, the Greater Community board also considered the termination of the merger agreement with Oritani. At that March 19th special meeting of the Greater Community board, Sandler O’Neill made a presentation to the Greater Community board of directors in which Sandler O’Neill indicated to the board that the proposed transaction with Valley was fair to Greater Community shareholders from a financial perspective. Based on the Sandler O’Neill presentation and advice from legal counsel, the board discussed Greater Community’s options and determined that because of the relative decline in the price of Oritani stock since the announcement of the proposed merger between Greater Community and Oritani, the continuing opposition of Mr. John Soldoveri to the proposed merger between Greater Community and Oritani, ongoing concerns regarding the retention of Greater Community customers and employees and the prospect of entering into the merger agreement with Valley, it was in the best interest of Greater Community and of Greater Community shareholders to terminate the proposed merger between Greater Community and Oritani and to pay the $700,000 termination fee. The Greater Community board also considered whether it should remain independent, and determined that because of the analysis of its financial advisors that the value of the per share merger consideration was greater than the expected return of Greater Community common stock for the subsequent five-year period, it was not in the best interests of Greater Community or of Greater Community shareholders to remain independent. Thereafter, based on the determination by Sandler O’Neill that the proposed transaction with Valley was fair to Greater Community shareholders from a financial perspective, the Greater Community board’s own discussion and analysis of the desirability of the transaction, review of due diligence materials provided by Valley to Greater Community and consultation with Greater Community’s legal counsel, the Greater Community board voted unanimously to adopt the merger agreement with Valley and to recommend that shareholders support the proposed merger with Valley. The Greater Community board also unanimously voted to recommend that Valley appoint either Mr. Robert Soldoveri or Alfred R. Urbano, both of whom are current Greater Community board members, to the Valley board of directors following the closing of Greater Community’s merger with Valley.

In conjunction with the Greater Community board unanimously voting to approve entering into the Valley merger agreement and recommending that Greater Community shareholders approve the Valley merger agreement, each Greater Community board member signed a voting agreement with Valley whereby he agreed to vote all of his shares of Greater Community stock beneficially owned as of the record date of the Greater Community special meeting in favor of the Valley merger agreement. In addition, Mr. John Soldoveri signed a voting agreement with Valley whereby he agreed to vote all of his shares of Greater Community stock beneficially owned as of the record date of the Greater Community Special meeting in favor of the Valley merger agreement.

Recommendation of Greater Community’s Board of Directors and Reasons for the Merger

The Greater Community board of directors has approved and adopted the merger and the merger agreement, determined that the merger and the merger agreement and the transactions contemplated by it are advisable and in the best interests of Greater Community and its shareholders and recommends that Greater Community shareholders vote “FOR” the proposal to approve and adopt the merger and the merger agreement and the transactions contemplated by it.

In reaching its decision to approve and adopt the merger and the merger agreement and the transactions contemplated by it and recommend that Greater Community shareholders approve and adopt the merger and the merger agreement and the transactions contemplated by it, the board consulted with senior management and its financial and legal advisors. During its discussion and analysis of the proposed transaction, the Greater Community board of directors considered a variety of factors, including, without limitation, the following:

•

The combined entity will have access to considerably more capital, allowing it to consider acquisition and growth opportunities that have been unavailable to Greater Community as a result of its limited capital and payment of dividends.

•	The combined entity will be a sizeable company with branches in New Jersey and New York, significantly enhancing the combined entity’s reach and market share.

•	Valley brings significant expertise, products and services to the combined entity.

•	The combined entity will have the ability to invest and utilize technology more efficiently to leverage its fixed costs.

•	The combined entity will have the potential for increased earnings in light of revenue enhancements and cost savings resulting from the transaction.

•	The tax-free nature of the consideration being paid to shareholders who will exchange Greater Community shares for Valley shares and warrants.

•	The ability to provide shareholders with a more liquid investment alternative given the greater trading volume of Valley’s common stock compared to Greater Community’s common stock.

•	The financial analysis of The Kafafian Group and Sandler O’Neill.

•	The analysis of its financial advisors that the value of the per share merger consideration was greater than the expected return of Greater Community common stock for the subsequent five-year period.

•	The fact that Valley has historically paid a dividend on its common stock.

•	The opinion of Sandler O’Neill that the consideration to be received in the transaction is fair to Greater Community’s shareholders from a financial point of view.

•

The board’s conclusion that the transaction with Valley offered greater value for Greater Community shareholders than would Greater Community continuing as an independent financial institution or engaging in the merger with Oritani.

•	The support of Mr. John Soldoveri of Greater Community’s transaction with Valley.

The board also discussed various risk factors associated with the proposed transaction with Valley, including, without limitation, the following:

•	The possibility of a decline in the value of Valley common stock or the possibility that the warrants may not ever have any value, or may have a lower value than anticipated.

•	The possibility that Mr. Lipkin, who is 67 years old, may retire at some point in the near future, thereby leading to the need for Valley to transition to a new President and CEO.

•	The possible loss of personnel as a result of the transaction and related costs.

•	The impact on customers and potential customers of Greater Community.

•	Management’s continued diversion from regular business activities due to its concentration on the proposed transaction and integration issues.

The discussion of the information and factors considered by the board is not intended to be exhaustive, but includes material factors considered in analyzing and evaluating the transaction. The Greater Community board did not assign particular weight or rank to the factors considered in approving the transaction and individual members of the board may have given different weight to the various factors.

In considering the recommendation of the Greater Community board of directors to approve and adopt the merger agreement and the transactions contemplated by it, Greater Community shareholders should be aware that certain executive officers and directors and certain shareholders of Greater Community have interests in the proposed transactions that may be different from, or in addition to, the interests of Greater Community shareholders generally. The Greater Community board of directors was aware of these interests when approving the merger agreement and recommending that the Greater Community shareholders vote to approve and adopt the merger agreement and the transactions contemplated by it. See “Interests of Certain Persons in the Merger” beginning on page 35.

Valley’s Reasons for the Merger

Valley has an ongoing strategy of highly focused growth within New Jersey through new branches and acquisitions of other strong financial institutions. Valley’s goal in acquisitions is to price transactions so that they are accretive to Valley’s per share earnings during the first year of combined operations.

Valley entered into the merger agreement with Greater Community to further implement this strategy. Greater Community Bank is a traditional commercial bank with a culture focused on strong asset quality, customer service and earnings, making it similar to Valley’s business model. Valley expects that the proximity of Greater Community offices and customers will allow Valley to continue to operate as a super community bank following the merger.

Over the years, Greater Community has developed a strong following among both individual consumers and small- to medium-sized companies that want to maintain their banking relationship with senior management and the decision makers in the bank. This closely follows Valley’s approach to banking. Valley expects this acquisition to generate sufficient cost savings to make it accretive to earnings during the first year.

Interests of Certain Persons in the Merger

In considering the recommendation of the Greater Community Board regarding the merger, Greater Community shareholders should know that certain directors and officers of Greater Community have interests in the merger in addition to their interests as shareholders of Greater Community. All these additional interests are described below, to the extent they are material and are known to Greater Community. The Greater Community Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Board Membership

Valley has agreed to appoint one non-management director of Greater Community to the Valley Board of Directors when the merger occurs, subject to Valley’s director approval process. All current Greater Community non-management directors who do not become directors of Valley following the merger will be invited to serve as advisory directors for Valley National Bank.

Change in Control Arrangements

Greater Community has entered into change in control agreements and employment agreements with certain executive officers that provide for benefits to such executives in the event of a termination of employment following a change in control of Greater Community. The potential change in control and other post-employment payments to be made under these agreements following the merger with Valley are presented below.

	Employment/ Change in Control Agreements		Unvested Restricted Stock (a)	Unvested Stock Options (a)	Supplemental Retirement Income Agreement	Other (b)	Total
Anthony M. Bruno, Jr.	$1,250,000	(c)	$57,780	$—	$513,527	$47,379	$1,868,686
Stephen J. Mauger	310,000	(d)	19,260	—	—	—	329,260
Roger Tully	200,000	(e)	—	51,125	—	—	251,125
Patricia Arnold	400,000	(e)	213,893	—	—	—	613,893
Mary Smith	364,600	(f)	—	—	—	—	364,600
Total	$2,524,600		$290,933	$51,125	$513,527	$47,379	$3,427,564

(a)	Does not include shares that have vested or are expected to vest according to their ordinary vesting schedule prior to the merger. Values were calculated on the basis of an assumed merger consideration of $[ ] per share. In connection with the merger, unvested Greater Community stock options will become immediately and fully exercisable and the restrictions on Greater Community restricted stock will lapse.

(b)	Includes payments in lieu of additional payments for Mr. Bruno’s 401(k) plan and continued medical, life and disability insurance.

(c)	Payment is triggered in the event that, in connection with or within twelve months of the closing of the merger, (i) Mr. Bruno’s employment is terminated without Mr. Bruno’s prior written consent, for reason other than “just cause” (as defined in Mr. Bruno’s employment agreement), or (ii) Mr. Bruno voluntarily terminates his employment, and is equal to two and one-half times Mr. Bruno’s base salary of $500,000. However, Valley intends to pay out to Mr. Bruno the value of his change in control agreement immediately upon closing, which payment Mr. Bruno would be entitled to keep regardless of whether a triggering event occurs.

(d)	Payment is triggered in the event that Mr. Mauger’s employment is terminated within twelve months following a change in control, either (i) involuntarily by the company or (ii) voluntarily by Mr. Mauger for “good reason” (as defined in Mr. Mauger’s change in control agreement), which the company does not cure within thirty days after receiving notice, such as Mr. Mauger’s duties or responsibilities being materially changed so as to be inconsistent with his position immediately prior to the change in control or Mr. Mauger’s base salary being materially reduced. Mr. Mauger would be entitled to a payment pursuant to such a termination following a change in control of one times his annual base salary of $210,000. In addition, Greater Community intends to award to Mr. Mauger a stay bonus of $100,000 pursuant to authority granted by the compensation committee of the Greater Community Board of Directors prior to the date of the merger agreement.

(e)	Payment is triggered in the event that the executive officer’s employment is terminated within twelve months following a change in control, either (i) involuntarily by the company or (ii) voluntarily by the executive officer for “good reason” (as defined in the executive officer’s change in control agreement), which the company does not cure within thirty days after receiving notice, such as the executive’s duties or responsibilities being materially changed so as to be inconsistent with the executive’s position immediately prior to the change in control or the executive’s base salary being materially reduced. The payment that would be made pursuant to such a termination following a change in control is (i) to Mr. Tully, one times Mr. Tully’s annual base salary of $200,000; and (ii) to Ms. Arnold, two times Ms. Arnold’s annual base salary of $200,000. However, Valley intends to pay out to Ms. Arnold the value of her change in control agreement immediately upon closing, which payment Ms. Arnold would be entitled to keep regardless of whether a triggering event occurs.

(f)	Payment is triggered if Greater Community Bank transfers its controlling interest in Highland Capital Corporation to any other person or Greater Community’s controlling interest in Greater Community Bank is transferred to any other person. In such an event, Ms. Smith has the exclusive option, which she must exercise within ninety days of such a transfer, to terminate her employment and receive, at Ms. Smith’s exclusive option, either (i) two times her annual base salary of $182,300; or (ii) 6.42% of Highland’s adjusted sales price, as such amount is to be determined pursuant to Ms. Smith’s agreement.

Summary of Payments and Benefits to Directors

The following table summarizes the estimated value of payments and benefits to non-management directors (other than insurance continuation) the payment of which is contingent on, or accelerated by, the merger:

	Director Deferred Compensation Plan (a)	Director Emeritus Plan (a)	Supplemental Retirement Income Agreement (b)	Total
M. A. Bramante	$48,293	$93,234	$—	$141,527
William T. Ferguson	156,394	83,588	—	239,982
Angelo J. Genova (c)	—	—	—	—
Robert C. Soldoveri	—	—	92,140	92,140
Alfred R. Urbano	—	113,230	—	113,230
Charles J. Volpe	69,852	123,220	—	193,072
David Waldman (c)	—	—	—	—
Total	$274,539	$413,272	$92,140	$779,951

(a)	Present value of remaining contractual contributions.

(b)	Present value of future contractual benefits.

(c)	Not a participant in any of the Director Deferred Compensation Plan, Director Emeritus Plan or Supplemental Retirement Income Agreement.

Indemnification; Directors and Officers

The merger agreement requires Valley to indemnify each director and officer of Greater Community and Greater Community Bank to the fullest extent permitted under applicable law and its certificate of incorporation and by-laws, for a period of six years after the merger is completed. The merger agreement also requires Valley and Valley National Bank to advance expenses in connection with the indemnification to the fullest extent permitted under applicable law and its certificate of incorporation and by-laws.

Share Ownership

The following table lists information concerning the beneficial ownership of Greater Community’s common stock as of the [            ], 2008 record date by (i) each person known to Greater Community to beneficially own more than 5% of Greater Community’s common stock, (ii) each director and executive officer and (iii) all directors and executive officers as a group. Except as set forth below, the shareholders listed below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In connection with the execution of the merger agreement, each of the directors of Greater Community and John L. Soldoveri executed a voting agreement whereby each agreed to vote all the shares they beneficially own as of the record date in favor of the merger and the merger agreement. The affirmative vote of a majority of the shares voted at the meeting is required to approve the merger agreement.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
5% Shareholder
John L. Soldoveri	880,574	(a)	10.07%

Directors and Named Executive Officers
Alfred R. Urbano	292,852		3.35%
Anthony M. Bruno, Jr.	225,106	(b)	2.57%
M. A. Bramante	120,362	(c)	1.38%
Charles J. Volpe	110,867	(d)	1.27%
William T. Ferguson	76,587	(e)	0.88%
David Waldman	22,524	(f)	0.26%
Patricia Arnold	11,699		0.13%
Mary Smith	7,593	(g)	0.09%
Stephen J. Mauger	6,986		0.08%
Robert C. Soldoveri	5,514		0.06%
Roger Tully	2,562		0.03%
Angelo J. Genova	1,050	(h)	0.01%
All directors and executive officers as a group (i)	897,959	(b) - (h)	10.28%

Beneficially owned shares also includes shares (i) owned by a spouse, minor children or by relatives sharing the same home, (ii) owned by entities owned or controlled by the named person and (iii) with respect to which the named person has the right to acquire such shares within 60 days by the exercise of any right or option. In accordance with SEC beneficial ownership computation rules, the percentage of common stock beneficially owned by a person or group assumes the exercise of options held by such person or group but the nonexercise of options held by others.

(a)	Includes 124,854 shares held by spouse and 24,266 shares held in IRA. Also includes 99,217 shares held by a nonprofit foundation of which Mr. Soldoveri is a trustee. Mr. Soldoveri has no pecuniary interest in the foundation’s shares.

(b)	Includes 25,086 shares in a self-directed IRA, 2,662.4036 shares based on a unitized value in a 401(k) plan and 13,263 held by spouse.

(c)	Includes 88,440 shares in self-directed IRA and 19,119 shares held by spouse.

(d)	Includes 9,031 shares in IRA, 3,433 shares held through a partnership, 2,408 shares held jointly with spouse and 2,062 shares held by spouse. Mr. Volpe has pledged 47,000 shares of Company common stock in connection with borrowing from Greater Community Bank.

(e)	Includes 25,399 joint with spouse and 683 shares held by spouse.

(f)	Includes 5,357 shares held in IRA and 13,614 shares held by spouse.

(g)	Includes 1,400.861 shares based on a unitized value in a 401(k) plan.

(h)	Shares held in an IRA account.

(i)	Represents the total for all directors and executive officers, including 35,946 shares subject to stock options to executive officers.

Accelerated Vesting of Stock Options and Restricted Stock

Pursuant to Greater Community’s stock option plans, the vesting of all Greater Community stock options, including those options held by executive officers and directors of Greater Community, will accelerate in full, effective as of the date the Greater Community shareholders approve the merger. Options which are not exercised prior to the closing of the merger will be redeemed for cash as described elsewhere in this proxy statement-prospectus.

Pursuant to Greater Community’s 2006 Long-Term Stock Compensation Plan, effective as of the date the Greater Community shareholders approve the merger, all restrictions on Greater Community restricted stock issued under the stock compensation plan will lapse, and all shares of restricted stock issued under the stock compensation plan will become fully vested, including restricted stock held by executive officers and directors of Greater Community.

Interests of Valley Officers and Directors

Mr. Richard Miller, a director of Valley, either individually or with his immediate family members, owns 14,851 shares of Greater Community common stock. Mr. Miller is a partner of a law firm which has provided legal services to Greater Community. In 2007, Mr. Miller’s law firm was paid approximately $214,390 in fees by Greater Community and its customers (in connection with loan closings). In addition, Mr. Miller maintains deposit accounts with Greater Community Bank.

Ms. Mary Guilfoile, a director of Valley, is also a director and officer of MG Advisors, Inc. MG Advisors provided financial advisory services to Valley in connection with the merger. MG Advisors will be paid a fee by Valley in connection with the merger. At this time, the amount of the fee is being negotiated by Valley and MG Advisors.

As a result of these relationships, both Mr. Miller and Ms. Guilfoile abstained from voting on the merger at the Valley board meeting where the merger was considered.

Fairness Opinion of Greater Community’s Financial Advisor

Opinion of Sandler O’Neill & Partners, L.P. By letter dated March 5, 2008, Greater Community retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination between Valley and Greater Community. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Greater Community in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement on March 19, 2008. At the March 19, 2008 meeting at which Greater Community’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the merger consideration was fair to Greater Community from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Greater Community’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Greater Community board and is directed only to the fairness of the merger consideration to Greater Community from a financial point of view. It does not address the underlying business decision of Greater Community to engage in the merger or any other aspect of the merger and is not a recommendation to any Greater Community shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its March 19, 2008 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement and warrant agreement;

•	certain publicly available financial statements and other historical financial information of Greater Community that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Valley that Sandler O’Neill deemed relevant;

•	internal financial projections for Greater Community for the years ending December 31, 2008 through 2012 as discussed with senior management of Greater Community;

•

publicly available earnings per share estimates for Valley for the years ending December 31, 2008 and December 31, 2009 and the publicly available estimated long term growth rates for the years ending December 31, 2010 through December 31, 2012 as published by I/B/E/S and discussed with senior management of Valley;

•

the pro forma financial impact of the merger on Valley based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of each of Greater Community and Valley;

•

the publicly reported historical price and trading activity for Greater Community’s and Valley’s respective common stock, including a comparison of certain financial and stock market information for Greater Community and Valley with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Greater Community the business, financial condition, results of operations and prospects of Greater Community and held similar discussions with certain members of senior management of Valley regarding the business, financial condition, results of operations and prospects of Valley.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources, that was provided to Sandler O’Neill by Greater Community or Valley or their respective representatives or that was otherwise reviewed by Sandler O’Neill and has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill further relied on the assurances of the management of each of Greater Community and Valley that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of Greater Community or Valley or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Greater Community or Valley nor has Sandler O’Neill reviewed any individual credit files relating to Greater Community or Valley. Sandler O’Neill assumed, with Greater Community’s consent, that the respective allowances for loan losses for both Greater Community and Valley were adequate to cover such losses.

The internal budgets and estimates for growth used and relied upon by Sandler O’Neill in its analyses of Greater Community and Valley were discussed with Greater Community senior management and Valley, respectively, who confirmed to Sandler O’Neill that those budgets and estimates reflected the best currently available estimates and judgments of the future financial performance of Greater Community and Valley. With respect to the internal budgets and growth estimates for Greater Community and Valley, Sandler O’Neill used and relied on the budgets provided by the senior management of Valley and Greater Community. All projections of transaction costs, purchase accounting adjustments and expected cost savings related to the merger were provided by or reviewed with senior management of Greater Community and such senior management confirmed to Sandler O’Neill that those projections reflected the best currently available estimates and judgments of such senior management. Sandler O’Neill assumed that the financial performances reflected in all budgets, estimates and projections used by it in its analyses would be achieved. Sandler O’Neill expressed no opinion as to such budgets, estimates or projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Greater Community or Valley since the date of the last financial statements made available to them and that Greater Community and Valley will remain as going concerns for all periods relevant to the analyses.

With respect to the merger agreement, Sandler O’Neill assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Greater Community’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of Greater Community. Finally, with Greater Community’s consent, Sandler O’Neill relied upon the advice received from Greater Community’s legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the agreement.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date hereof. Sandler O’Neill expressed no opinion as to what the value of Valley’s common stock will be when issued to Greater Community’s shareholders pursuant to the agreement or the prices at which the common stock of Greater Community or Valley may trade at any time.

In rendering its March 19, 2008 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Greater Community or Valley and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Greater Community and Valley and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Greater Community, Valley and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Greater Community’s board at the board’s March 19, 2008 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the Greater Community common stock or the prices at which Greater Community common stock may be sold at any time. The combined analysis of Sandler O’Neill and the opinions provided by each were among a number of factors taken into consideration by Greater Community’s board in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of Greater Community’s board or management with respect to the fairness of the merger.

At the March 19, 2008 meeting of Greater Community’s board of directors, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to Greater Community’s board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all their analyses taken as a whole. Accordingly, Sandler O’Neill believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying their analyses and opinions. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 0.95 of Valley no par common stock for each share of Greater Community common stock and 0.10 of a warrant to purchase Valley common stock at a price per share equal to $2.00 above the 10 day average closing price of Valley ending five trading days before the effective date of the merger, Valley’s closing stock price of $19.06 as of March 18, 2008 and an estimated warrant valuation of $0.21 as of March 18, 2008, Sandler O’Neill calculated a $19.26 blended rate per share. Based upon financial information for Greater Community as of and for the twelve month period ended December 31, 2007, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction Value/Last Twelve Months’ Net Income	18.9	x
Transaction Value/Estimated 2008 Net Income	19.7	x
Transaction Value/Tangible Book Value	276%
Tangible Book Premium/ Core Deposits	15.8%
Premium over Current Market Price	26.3%

The Transaction Value/Estimated 2008 Net Income amount above assumes an internal Greater Community estimate of $0.98 EPS for 2008. The core deposits in the table above excludes time deposits with account balances greater than $100,000. Tangible Book Premium/Core Deposits is calculated by dividing the excess of the aggregate transaction value over tangible book value by core deposits.

Comparable Company Analysis. Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for Greater Community and selected financial information and market trading information for Valley.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Greater Community and a group of financial institutions selected by Sandler O’Neill. The Greater Community peer group consisted of the following publicly traded commercial banks headquartered in New York, New Jersey and Pennsylvania with total assets between $500 million and $1.5 billion:

Suffolk Bancorp	Center Bancorp, Inc.
Peapack-Gladstone Financial Corporation	Unity Bancorp, Inc.
Smithtown Bancorp, Inc.	BCB Bancorp, Inc.
Republic First Bancorp, Inc.	Stewardship Financial Corporation
First of Long Island Corporation	Community Partners Bancorp
Central Jersey Bancorp

The analysis compared publicly available financial information for Greater Community and the high, low, mean and median financial and market trading data for the Greater Community peer group as of and for the twelve months ended December 31, 2007. The table below sets forth the data for Greater Community as of and for the twelve months ended December 31, 2007 and the median data for the Greater Community’s peer group as of and for the twelve months ended December 31, 2007, with pricing data as of March 18, 2008.

Comparable Group Analysis

Greater Community Bancorp	Comparable Group Median Result
Total Assets (in millions)	$976	$1,106
Tangible Equity / Tangible Assets	6.31%	7.92%
Return on Average Assets	0.91%	0.82%
Return on Average Equity	12.7%	10.1%
Net Interest Margin	3.52%	3.62%
Efficiency Ratio	66.8%	64.7%
Market Capitalization (in millions)	$133	$73
Price / Book Value	184%	140%
Price / Tangible Book Value	219%	161%
Price / Last Twelve Months Earnings per Share	15.0	x	15.0	x
Tangible Book Premium / Core Deposits	10.7%	8.1%
Dividend Yield	3.75%	2.45%

Valley’s peer group consisted of the following publicly traded commercial banks headquartered in Pennsylvania, New Jersey, Delaware, Maryland and New York with total assets between $5.0 billion and $16.0 billion:

Fulton Financial Corporation	First Commonwealth Financial Corporation
Susquehanna Bancshares, Inc.	Signature Bank
Wilmington Trust Corporation	National Penn Bancshares, Inc.
Provident Bankshares Corporation	NBT Bancorp Inc.
F.N.B. Corporation

The analysis compared publicly available financial and market trading information for Valley and the high, low, mean, and median data for Valley peer group as of and for the twelve months ended December 31, 2007. The table below sets forth the data for Valley and the median data for the Valley peer group as of and for the twelve months ended December 31, 2007, with pricing data as of March 18, 2008.

Comparable Group Analysis

	Valley National Bancorp		Comparable Group Median Result
Total Assets (in millions)	$12,749		$6,008
Tangible Equity / Tangible Assets	6.03%		6.01%
Return on Average Assets	1.25%		0.98%
Return on Average Equity	16.4%		10.0%
Net Interest Margin	3.43%		3.61%
Efficiency Ratio	51.4%		60.8%
Market Capitalization (in millions)	$2,406		$939
Price / Book Value	253%		172%
Price / Tangible Book Value	318%		249%
Price / Last Twelve Months Earnings per Share	15.8	x	14.3	x
Price / Estimated 2008 Earnings per Share	16.7	x	13.8	x
Price / Estimated 2009 Earnings per Share	15.7	x	12.6	x
Tangible Book Premium / Core Deposits	23.7%		14.1%
Dividend Yield	4.29%		4.98%

The 2008 and 2009 Earnings Per Share amounts in the table above were based on First Call median estimates. The core deposits referenced in the table above are defined as total deposits less time deposits over $100,000. The Tangible Book Premium/Core Deposits amount in the table above is calculated by taking transaction value, less tangible book value, divided by core deposits.

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Greater Community common stock for the three-year period ended March 18, 2008. Sandler O’Neill also reviewed the history of the reported trading prices and volume of Valley common stock for the three year period ended March 18, 2008. Sandler O’Neill then compared the relationship between the movements in the price of Greater Community common stock against the movements in the prices of the Standard & Poor’s 500 Index, the Nasdaq Bank Index, and the Standard & Poor’s Bank Index. Sandler O’Neill also compared the relationship between the movements in the prices of Valley common stock to movements in the prices of the Standard & Poor’s 500 Index, the Nasdaq Bank Index, and the Standard & Poor’s Bank Index.

During the three-year period ended March 18, 2008, Greater Community common stock outperformed all the various indices to which it was compared but the Standard & Poor’s 500 Index.

Greater Community Bancorp’s Three-Year Stock Performance

	Beginning Index Value March 18, 2004	Ending Index Value March 18, 2007
Greater Community	$100.00	$103.9
NASDAQ Bank Index	100.00	81.7
S&P Bank Index	100.00	74.4
S&P 500 Index	100.00	107.3

During the three-year period ended March 18, 2008, Valley common stock underperformed the various indices and outperformed the peer group to which it was compared.

Valley National Bancorp’s Three-Year Stock Performance

	Beginning Index Value March 18, 2005	Beginning Index Value March 18, 2008
Valley	$100.00	$87.7
NASDAQ Bank Index	100.00	81.7
S&P Bank Index	100.00	74.4
S&P 500 Index	100.00	107.3

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 25 merger transactions announced nationwide from June 30, 2007 through March 18, 2008 involving community banks and thrifts as acquired institutions with announced transaction values greater than $100 million and less than $1.0 billion. Sandler O’Neill also reviewed 8 merger transactions announced from June 30, 2007 through March 18, 2008 involving Mid-Atlantic-based commercial banks and thrifts as the acquired institution with a transaction value greater than $100 million and less than $1.0 billion. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ net income, transaction price at announcement to estimated net income, transaction value to book value, transaction value to tangible book value, tangible book premium to core deposits and premium to market price and then computed high, low, mean, median multiples and premiums for the transactions. The median multiples were applied to Greater Community’s financial information as of and for the twelve months ended December 31, 2007. As illustrated in the following tables, Sandler O’Neill derived an imputed range of values for a share of Greater Community common stock of $15.88 to $23.97 based upon the median multiples for the Mid-Atlantic transactions and an imputed range of values for a share of Greater Community common stock of $16.36 to $26.87 based upon the median multiples for the Nationwide transactions. Sandler O’Neill calculated an actual transaction value of $19.26 per share.

Transaction Multiples

	Mid-Atlantic		Nationwide
	Median Multiple	Implied Value	Median Multiple	Implied Value
Price per Share / Last twelve months Net Income	22.8x	$23.21	22.4x	$22.81
Price per Share / 2008 Estimated Net Income	24.5x	$23.97	19.5x	$19.13
Price per share / Book Value	161%	$13.39	213%	$17.70
Price per Share / Tangible Book Value	227%	$15.88	234%	$16.36
Core Deposit Premium	19.6%	$22.22	21.5%	$26.87
Market Premium	27.1%	$19.39	29.9%	$19.81

In the table above, core deposits are defined as total deposits less time deposits over $100,000. The Core Deposit Premium is calculated by taking transaction value, less tangible book value, divided by core deposits.

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of Greater Community common stock under various circumstances. In the analysis, Sandler O’Neill assumed Greater Community performed in accordance with the 2008 net income projection and estimated growth rate for the years ended December 31, 2008 through 2012 provided by Greater Community management. To approximate the terminal value of Greater Community common stock at December 31, 2012, Sandler O’Neill applied price to last twelve months earnings multiples of 12.0x to 17.0x and multiples of tangible book value ranging from 150% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 10.5% to 13.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Greater Community’s common stock. In addition, the net present value of Greater Community common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (12.0x – 17.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.8% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for Greater Community common stock of $10.24 to $15.50 when applying the price/earnings multiples to the matched budget, $9.19 to $15.61 when applying multiples of tangible book value to the matched budget, and $8.68 to $17.66 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
10.5%	$11.58	$12.36	$13.15	$13.93	$14.71	$15.50
11.0%	$11.34	$12.11	$12.87	$13.64	$14.41	$15.17
11.5%	$11.11	$11.86	$12.61	$13.36	$14.11	$14.86
12.0%	$10.88	$11.61	$12.35	$13.08	$13.81	$14.55
12.5%	$10.66	$11.38	$12.10	$12.81	$13.53	$14.25
13.0%	$10.45	$11.15	$11.85	$12.55	$13.25	$13.95
13.5%	$10.24	$10.92	$11.61	$12.30	$12.98	$13.67

Earnings Per Share Multiples

Budget Variance	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
(25.0%)	$8.68	$9.23	$9.78	$10.33	$10.88	$11.43
(20.0%)	$9.12	$9.71	$10.30	$10.88	$11.47	$12.05
(15.0%)	$9.56	$10.19	$10.81	$11.43	$12.05	$12.68
(10.0%)	$10.00	$10.66	$11.32	$11.98	$12.64	$13.30
(5.0%)	$10.44	$11.14	$11.83	$12.53	$13.23	$13.92
0.0%	$10.88	$11.61	$12.35	$13.08	$13.81	$14.55
5.0%	$11.32	$12.09	$12.86	$13.63	$14.40	$15.17
10.0%	$11.76	$12.57	$13.37	$14.18	$14.99	$15.79
15.0%	$12.20	$13.04	$13.89	$14.73	$15.57	$16.42
20.0%	$12.64	$13.52	$14.40	$15.28	$16.16	$17.04
25.0%	$13.08	$14.00	$14.91	$15.83	$16.75	$17.66

Tangible Book Value Per Share Multiples

Discount Rate	150%	170%	190%	210%	230%	250%
10.5%	$10.38	$11.43	$12.47	$13.52	$14.56	$15.61
11.0%	$10.17	$11.19	$12.21	$13.24	$14.26	$15.28
11.5%	$9.96	$10.96	$11.96	$12.96	$13.96	$14.96
12.0%	$9.76	$10.74	$11.72	$12.69	$13.67	$14.65
12.5%	$9.57	$10.52	$11.48	$12.43	$13.39	$14.34
13.0%	$9.38	$10.31	$11.24	$12.18	$13.11	$14.05
13.5%	$9.19	$10.10	$11.02	$11.93	$12.85	$13.76

Sandler O’Neill also performed an analysis that estimated the net present value per share of Valley common stock under various circumstances. In the analysis Sandler O’Neill assumed Valley performed in accordance with the 2008 net income projection and estimated growth rate for the years ended December 31, 2008 through 2012 provided by Valley management. To approximate the terminal value of Valley common stock at December 31, 2012, Sandler O’Neill applied price to last twelve months earnings multiples of 13.0x to 18.0x and multiples of tangible book value ranging from 175% to 300%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Valley common stock. In addition, the net present value of Valley common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (13.0x – 18.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 10.3% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for Valley common stock of $14.84 to $21.86 when applying the price/earnings multiples to the matched budget, $12.68 to $25.11 when applying multiples of tangible book value to the matched budget, and $12.61 to $21.49 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
9.0%	$16.70	$17.73	$18.76	$19.80	$20.83	$21.86
9.5%	$16.37	$17.38	$18.39	$19.40	$20.41	$21.42
10.0%	$16.05	$17.04	$18.03	$19.01	$20.00	$20.99
10.5%	$15.74	$16.70	$17.67	$18.64	$19.61	$20.57
11.0%	$15.43	$16.38	$17.32	$18.27	$19.22	$20.17
11.5%	$15.13	$16.06	$16.99	$17.91	$18.84	$19.77
12.0%	$14.84	$15.75	$16.66	$17.57	$18.47	$19.38

Earnings Per Share Multiples

Budget Variance	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(25.0%)	$12.68	$13.41	$14.14	$14.87	$15.60	$16.34
(20.0%)	$13.31	$14.09	$14.87	$15.65	$16.43	$17.21
(15.0%)	$13.95	$14.78	$15.60	$16.43	$17.26	$18.09
(10.0%)	$14.58	$15.46	$16.34	$17.21	$18.09	$18.97
(5.0%)	$15.21	$16.14	$17.07	$17.99	$18.92	$19.85
0.0%	$15.85	$16.82	$17.80	$18.77	$19.75	$20.72
5.0%	$16.48	$17.51	$18.53	$19.55	$20.58	$21.60
10.0%	$17.12	$18.19	$19.26	$20.33	$21.41	$22.48
15.0%	$17.75	$18.87	$19.99	$21.11	$22.24	$23.36
20.0%	$18.38	$19.55	$20.72	$21.89	$23.06	$24.24
25.0%	$19.02	$20.24	$21.46	$22.67	$23.89	$25.11

Tangible Book Value Per Share Multiples

Discount Rate	175%	200%	225%	250%	275%	300%
9.0%	$14.16	$15.62	$17.09	$18.55	$20.02	$21.49
9.5%	$13.88	$15.32	$16.75	$18.18	$19.62	$21.05
10.0%	$13.61	$15.02	$16.42	$17.83	$19.23	$20.63
10.5%	$13.35	$14.73	$16.10	$17.47	$18.85	$20.22
11.0%	$13.10	$14.44	$15.79	$17.13	$18.48	$19.82
11.5%	$12.85	$14.17	$15.48	$16.80	$18.11	$19.43
12.0%	$12.61	$13.90	$15.19	$16.47	$17.76	$19.05

In connection with its analyses, Sandler O’Neill considered and discussed with the Greater Community board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on December 31, 2008; (2) the deal value per share is equal to a $19.26 blended rate per Greater Community share, given the 0.95 fixed exchange ratio and a warrant valued at approximately $0.21; (3) options for Greater Community common stock will be accelerated upon closing and exchanged for cash; (4) 25% cost savings, or approximately $7.0 million pretax in 2009; (5) $6.5 million in pre-tax deal related expenses; (6) a 6.0% core deposit intangible, equaling $20.3 million in aggregate; (7) Greater Community performed in accordance with an estimated earnings per share growth rate for the year ended December 31, 2007 as discussed with senior management of Greater Community and an estimated growth rate for the years ended December 31, 2008 through 2012 as discussed with senior management of Greater Community; and (8) Valley performed in accordance with an estimated earnings per share growth rate for the year ended December 31, 2007 as discussed with senior management of Valley and an estimated growth rate for the years ended December 31, 2008 through 2012 as discussed with senior management of Valley. The analyses indicated that for the year ending December 31, 2009, the merger would be accretive to Greater Community’s projected earnings per share and, at December 31, 2009, the merger would be dilutive to Greater Community’s tangible book value per share. From the standpoint of a Valley shareholder, for the year ending December 31, 2009, the merger would be accretive to earnings per share and, at December 31, 2008, the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous. Greater Community has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of 0.25% of the aggregate purchase price, subject to closing, and a $100,000 fee associated with Sandler’s rendering of a fairness opinion. The entire $100,000 fairness opinion fee is to be credited against the transaction fee. Greater Community has also agreed to reimburse certain of Sandler O’Neill reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

In the ordinary course of its respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Greater Community and Valley and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Greater Community or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Resale Considerations Regarding Valley Common Stock

The shares of Valley common stock and warrants that will be issued if the merger is consummated will have been registered under the Securities Act of 1933. These registered shares and warrants will be freely transferable, including those shares and warrants received by directors and executive officers of Greater Community.

Conditions to the Merger

The obligation of each party to consummate the merger is subject to satisfaction or waiver of certain conditions, including:

•	approval of the merger agreement by the shareholders of Greater Community and the registration by Valley of the common stock and warrants with the SEC;

•	receipt of all necessary consents, approvals and authorizations necessary to consummate the merger from federal and state government authorities;

•

absence of any litigation that would restrain or prohibit the consummation of the merger, or that has significant potential to be resolved in a way that would deprive the terminating party of the material benefits of the merger;

•	receipt of an opinion of Day Pitney LLP regarding the tax-free nature of the merger; and

•	the Valley common stock being approved for listing on the New York Stock Exchange.

The obligation of Valley to consummate the merger is also conditioned on, among other things:

•	continued accuracy, in all material respects, of the representations and warranties of Greater Community contained in the merger agreement;

•	performance by Greater Community, in all material respects, of its obligations under the merger agreement; and

•

Greater Community’s previous merger agreement with Oritani Financial Corp., which it entered into on November 13, 2007, will have been terminated and Greater Community will not have paid more than $700,000 as a termination fee with respect to such termination; such merger agreement was terminated as of March 19, 2008.

The obligation of Greater Community to consummate the merger is also conditioned on, among other things:

•	continued accuracy, in all material respects, of the representations and warranties of Valley contained in the merger agreement;

•	performance by Valley, in all material respects, of its obligations under the merger agreement; and

•	Valley having duly executed and delivered the warrant agreement.

Conduct of Business Pending the Merger

The merger agreement requires Greater Community to conduct its business until the merger takes place only in the ordinary course of business and consistent with prudent banking practices, except as permitted under the merger agreement or with the written consent of Valley. Under the merger agreement, Greater Community has agreed not to take certain actions without the prior written consent of Valley or unless permitted by the merger agreement, including, among other things, the following:

•	change any provision of its certificate of incorporation, by-laws or similar governing documents;

•

change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Greater Community or any Greater Community subsidiary or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except that Greater Community may declare a quarterly cash dividend equal to $0.145 per share for the first quarter of 2008 and up to $0.15 per share for any dividend declared after June 1, 2008;

•	grant anyone severance or termination pay, or enter into or amend any employment agreement;

•

adopt any new employee benefit plan, or award any increase in compensation or benefits except for increases in compensation to officers and employees in the usual and ordinary course of business consistent with past practice;

•	sell or dispose of any substantial amount of assets, or incur any significant liabilities, or make any capital expenditure in excess of $200,000;

•	file any applications or make any contracts regarding branching or site location or relocation;

•	agree to acquire any business or entity (other than to foreclose on collateral for a defaulted loan);

•	make any material change in its accounting methods or practices not required by generally accepted accounting principles, also known as “GAAP”; and

•	take any action that would cause any of its representations or warranties in the merger agreement to be materially untrue or incorrect when the merger takes effect.

Under the merger agreement, Greater Community cannot encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group, other than Valley, concerning any (1) merger, (2) sale of stock, (3) sale of substantial assets or liabilities of Greater Community or Greater Community Bank outside the ordinary course of business or (4) similar transactions. However, Greater Community may enter into discussions or negotiations or provide any information in connection with an unsolicited possible transaction of this sort if the Greater Community Board, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that it should take those actions. Greater Community has agreed to promptly communicate to Valley the terms of any proposal it may receive with respect to any acquisition transaction. This restriction may deter other potential acquirors of control of Greater Community.

Representations, Warranties and Covenants

The merger agreement contains customary mutual representations and warranties relating to, among other things:

•	corporate organization and similar corporate matters;

•	capitalization;

•	authorization, execution and enforceability of the merger agreement;

•	the accuracy of financial information and of information contained in filings with the SEC;

•	fees payable to financial advisors;

•	pending legal proceedings and the absence of material litigation;

•	taxes and tax returns;

•	employee benefit plans and compliance with employee benefit laws and regulations;

•	the accuracy of information supplied by each party in creating this document;

•	compliance with applicable laws;

•	certain bank regulatory matters;

•	the enforceability and status of material contracts;

•	properties and insurance;

•	environmental matters;

•	insider loans and the validity and character of Greater Community Bank loans;

•	the absence of certain material changes or events since December 31, 2007;

•	the adequacy of loan loss reserves; and

•	the adequacy of disclosure controls and procedures.

Regulatory Approvals

Consummation of the Valley-Greater Community merger and the merger of Greater Community Bank into Valley National Bank requires the approval of the Office of the Comptroller of the Currency (the “OCC”). OCC approval does not constitute an endorsement of the merger or a determination by the OCC that the terms of the merger are fair to the shareholders of Greater Community or Valley. Valley filed an application for OCC approval on April 7, 2008. Valley also corresponded with the Federal Reserve Board on April 10, 2008 seeking confirmation that the merger does not require a formal application for approval of the Federal Reserve Board.

Management and Operations After the Merger

As a result of the merger, Greater Community will be merged with and into Valley, with Valley as the surviving entity. Immediately following the merger, Greater Community Bank will be merged with and into Valley National Bank, with Valley National Bank as the surviving entity. Valley National Bank will continue to operate as a wholly-owned subsidiary of Valley.

Termination

Valley and Greater Community may terminate the merger agreement by mutual written consent at any time.

Either Valley or Greater Community may terminate the merger agreement for certain reasons, including the following:

•	the merger has not been completed by November 30, 2008;

•	the Greater Community shareholders fail to approve the merger agreement at the meeting; or

•	a regulatory approval needed to complete the merger has been denied or withdrawn; or

•

the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, unless the breach is curable and is cured within 20 days, in the case of a breach of representations and warranties, and 30 days, in the case of a breach of covenants or other agreements, in each case after written notice of the breach is given to the party committing the breach;

•	there exists any final nonappealable legal prohibition on completion of the merger; or

•	a legal opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes is not received.

Greater Community may terminate the merger agreement if:

•

Greater Community’s Board of Directors approves a definitive agreement reflecting a competing acquisition transaction which it determines is more favorable to Greater Community’s shareholders than Valley’s offer; or

•	the conditions to its completion of the merger are not met by Valley by November 30, 2008.

Valley may terminate the merger agreement if:

•	certain events occur which give rise to the payment of a termination fee as described below; or

•	the conditions to its completion of the merger are not met by Greater Community by November 30, 2008.

Termination Fees

In the event that a bona fide competing acquisition transaction is communicated to Greater Community or it shall have been publicly announced that any person other than Valley or any subsidiary of Valley shall have made a bona fide competing offer that becomes the subject of public disclosure, then the merger agreement may be terminated by Valley if, following such public disclosure:

•	the Greater Community shareholders meeting shall have been adjourned or canceled without Valley’s written consent; or

•

the Greater Community Board shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to Valley, its recommendation, or shall have failed to reconfirm its recommendation, that the Greater Community shareholders approve the merger; or

•	Greater Community shall have breached any covenant or obligation contained in the merger agreement and such breach would entitle Valley to terminate the merger agreement.

In such event, Greater Community will be required to pay Valley’s reasonable out-of-pocket expenses related to the merger agreement, and if Greater Community completes a competing acquisition transaction or executes a definitive written agreement relating to a competing acquisition transaction within 12 months after such termination, Greater Community must also pay to Valley a fee of $6 million.

In the event that Valley willfully and without reasonable justification breaches a covenant or agreement in the merger agreement, and such breach would allow Greater Community to terminate the merger agreement, then Valley would be obligated to pay to Greater Community a termination fee equal to $700,000.

Accounting Treatment of the Merger

Valley intends to treat the merger as a purchase by Valley under the accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Greater Community will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment at least annually. Core deposit and other intangibles with finite useful lives recorded in connection with the merger will be amortized.

Financial statements and reported results of operations of Valley issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Greater Community.

Material Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to Valley, Greater Community and holders of Greater Community common stock.

The discussion is based upon the Internal Revenue Code of 1986, as amended, IRS Treasury regulations, IRS rulings, and judicial and administrative decisions in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of the merger. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to the merger.

In addition, the following discussion may not be applicable with respect to certain specific categories of Greater Community shareholders, including but not limited to:

•

financial institutions, mutual funds, banks, insurance companies, investment companies, retirement plans, tax-exempt organizations, dealers in securities, and traders in securities that elect to use a mark-to-market method;

•	persons who are not citizens or residents of the United States, or who are foreign corporations, foreign partnerships, foreign estates or foreign trusts for U.S. federal income tax purposes;

•	persons who are subject to alternative minimum tax of the Code (to the extent such tax affects the income tax consequences of the merger);

•	persons who hold their Greater Community stock as “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons that are or who hold their Greater Community stock through partnerships or other pass-through entities;

•

holders of options granted by Greater Community, or persons who acquired Greater Community stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restrictions related to employment; or

•	persons who hold their Greater Community shares as part of a “hedge,” “constructive sale,” “straddle,” or “conversion transaction” or other “integrated transaction.”

This discussion assumes that the Greater Community common stock is generally held as a capital asset within the meaning of Section 1221 of the Code. In addition, the discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Greater Community shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger and the related reporting obligations, as well as the effects of state, local and non-U.S. tax laws and U.S. tax laws other than income tax laws.

It is the opinion of Day Pitney LLP, counsel to Valley that, subject to the qualifications set forth herein, the material U.S. federal income tax consequences of the merger are as set forth below. Such opinions are based on the assumptions that: (a) the factual representations contained in the Merger Agreement and in letters delivered to Day Pitney LLC by Valley and Greater Community in connection with the tax opinions are true, correct and complete as of the date of the Merger Agreement and the letters, respectively, will remain true, correct and complete through the effective time of the merger, (b) that the merger will be consummated in accordance with the Merger Agreement and the applicable provisions of New Jersey law, and (c) that the merger will be reported by the parties to the Merger Agreement for federal and applicable state income tax purposes in a manner that is consistent with the treatment of the merger as a “reorganization” within the meaning of U.S. tax laws.

An opinion of counsel only represents counsel’s best judgment, and has no binding effect or official status of any kind and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues. Neither Valley nor Greater Community has requested or will request a ruling from the IRS with regard to any of the federal income tax consequences of the merger. Subject to the foregoing, the material U.S. federal income tax consequences of the merger are as follows:

Classification as a Reorganization. The merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Federal Income Tax Consequences to Valley, Greater Community, and shareholders of Valley. No gain or loss will be recognized by either Valley, Greater Community, or any shareholders of Valley as a result of the merger.

Federal Income Tax Consequences to Greater Community Shareholders. The U.S. federal income tax consequences of the merger to a Greater Community shareholder are as follows:

•

No Gain or Loss Upon Exchange of Greater Community Common Stock for Valley Common Stock and Warrants. A Greater Community shareholder will not recognize taxable gain or loss upon the exchange of Greater Community common stock solely for Valley common stock and warrants, except in respect of cash received instead of a fractional share of Valley common stock and/or a fractional warrant to purchase Valley common stock (as discussed below).

•

Exchange of Cash in Lieu of Fractional Share and Fractional Warrant. A Greater Community shareholder who receives cash instead of a fractional share of Valley common stock or a fractional warrant to purchase Valley common stock will generally be treated as having received such fractional share and/or such fractional warrant and then having received such cash in redemption of the fractional share and/or fractional warrant. Gain or loss generally will be recognized based on the difference between the amount of cash received and the portion of the Greater Community shareholder’s aggregate adjusted tax basis of the Greater Community shares exchanged in the merger which is allocable to the fractional share of Valley common stock and/or the fractional warrant to purchase Valley common stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Greater Community common stock is more than one year at the effective time of the merger.

•

Backup Withholding. Payments in connection with the merger may be subject to “backup withholding” at a rate of 28%. Backup withholding generally applies if a holder: (a) fails to furnish his, her or its taxpayer identification number, or TIN, (b) furnishes an incorrect TIN, (c) fails to properly include a reportable interest or dividend payment on his, her or its United States federal income tax return, or (d) under some circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the shareholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent that it results in an overpayment of tax. Certain persons generally are entitled to an exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalties of perjury, attesting their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each Greater Community shareholder should consult his, her or its own tax advisor as to his, her or its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Tax matters are complicated and the tax consequences of the merger to each holder of Greater Community common stock will depend on the facts of each such shareholder’s particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to all holders’ special situations. Greater Community shareholders are urged to consult their own tax advisor about the federal income tax consequences under their own particular facts and circumstances, and also as to any state, local, foreign or other tax consequences arising out of the merger.

No Dissenters’ Rights

Under applicable New Jersey law, Greater Community shareholders do not have dissenters’ rights of appraisal in connection with the merger.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

On the following page we set forth the earnings per share, period-end book value per share and cash dividends per share for the common stock of Valley and Greater Community for the periods noted. The data is presented on an historical and pro forma basis, as well as pro forma equivalent per share data for Greater Community. The historical per share data were derived from the financial statements of Valley and Greater Community that are incorporated by reference herein. The pro forma combined share data have been derived after giving effect to the Greater Community merger as if it occurred at the beginning of the period presented using the purchase method of accounting. The historical per share data for both Valley and Greater Community have been restated to retroactively reflect the effect of stock dividends and stock splits. See “Summary Financial Data of Valley” on page 10 and “Summary Financial Data of Greater Community” on page 11. The pro forma information is not necessarily indicative of the results of operations which would have been achieved had the merger been consummated as of the beginning of the periods for which data are presented and should not be construed as being representative of future periods.

We have computed the pro forma equivalent per Greater Community share by multiplying the pro forma combined per share data (giving effect to the Greater Community merger) by the 0.9975 exchange ratio. Because the warrants are not exercisable for a period of two years and because there is no guarantee that the warrants will be exercised at any time, the value of the warrants has not been included in the pro forma equivalent per Greater Community share column.

The dividend per share data shown below do not necessarily indicate the dividends that you should expect for any future period. The amount of future dividends payable by Valley, if any, is at the discretion of Valley’s board of directors. When declaring dividends, the directors normally consider Valley’s and Valley National Bank’s cash needs, general business conditions, dividends from subsidiaries and applicable governmental regulations and policies. Pro forma amounts assume that Valley would have declared cash dividends per share on Valley common stock, including the Valley common stock issued in the merger for Greater Community common stock, equal to its historical cash dividends per share declared on Valley common stock.

	Historical Valley	Historical Greater Community	Pro Forma Combined	Pro Forma Equivalent Per Greater Community Share
Year Ended December 31, 2007
Earnings per share:
Basic	$1.21	$1.02	$1.20	$1.20
Diluted	1.21	1.02	1.20	1.20
Period-End Book Value Per Share	7.54	8.31	7.59	7.61
Cash Dividends Per Share	0.80	0.57	0.78	0.78

The first table below presents, for the periods indicated, the high and low closing prices per share of Valley common stock and Greater Community common stock. The prices of Valley common stock and Greater Community common stock have been restated to give retroactive effect to stock dividends and stock splits. The second table presents the implied value of one share of Greater Community common stock on March 19, 2008, computed by multiplying the Valley closing price on that date by the 0.95 exchange ratio and by adding the estimated value of 0.10 of a warrant. The second table also presents the implied value of one share of Greater Community common stock on [                    ], 2008 by multiplying the adjusted 0.9975 exchange ratio by the [                    ], 2008 closing price and by adding the estimated value of 0.105 of a warrant. The estimated values of the warrants were calculated using the Black-Scholes-Merton method based on certain assumptions. The estimated values would change if Valley used different assumptions. Valley common stock is listed on the New York Stock Exchange under the symbol “VLY” and Greater Community common stock is traded on the Nasdaq Global Select Market under the symbol “GFLS”. We urge you to obtain current market quotations for

Valley common stock and Greater Community common stock. Because the exchange ratio is fixed and trading prices fluctuate and because the value of the warrants is estimated, Greater Community shareholders are not assured of receiving any specific market value of Valley common stock and warrants. The price of Valley common stock when the merger becomes effective may be higher or lower than its price when the merger agreement was signed, when this proxy statement was mailed or when Valley or Greater Community shareholders meet to vote on the merger.

	Closing Price Valley Common Stock		Closing Price Greater Community Common Stock
	High	Low	High	Low
2008:
First Quarter	$20.46	$17.55	$18.65	$15.10
Second Quarter (through [ ], 2008)

2007:
First Quarter	$25.25	$23.05	$17.88	$16.55
Second Quarter	24.89	22.42	17.56	15.00
Third Quarter	23.55	20.94	15.50	13.53
Fourth Quarter	23.46	17.73	20.20	13.80

2006:
First Quarter	$23.24	$21.01	$15.11	$14.05
Second Quarter	24.49	22.77	15.31	14.35
Third Quarter	25.71	23.85	15.80	14.75
Fourth Quarter	25.33	24.02	17.47	14.88

Date	Closing Sale Price Per Share of Valley Common Stock			Closing Sale Price Per Share of Greater Community Common Stock			Equivalent Value of Merger Consideration Per Share of Greater Community Common Stock
March 19, 2008		$19.96			$15.25			$19.14
[ ], 2008	$	[	]	$	[	]	$	[	]

DESCRIPTION OF VALLEY COMMON STOCK

The authorized capital stock of Valley presently consists of 181,796,274 shares of common stock and 30,000,000 shares of preferred stock. As of March 31, 2008, 125,932,678 shares of Valley common stock and no shares of preferred stock were outstanding.

General

Valley is a New Jersey general business corporation governed by the New Jersey Business Corporation Act and a registered bank holding company under the Bank Holding Company Act. The following description of Valley common stock describes certain general terms of Valley common stock.

Dividend Rights

Holders of Valley common stock are entitled to dividends when, as and if declared by the Board of Directors of Valley out of funds legally available for the payment of dividends. The only statutory limitation is that such dividends may not be paid when Valley is insolvent. Funds for the payment of dividends by Valley must come primarily from the earnings of Valley’s bank subsidiary. Thus, as a practical matter, any restrictions on the ability of Valley National Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Valley.

As a national banking association, Valley National Bank is subject to limitations on the amount of dividends it may pay to Valley, Valley National Bank’s only shareholder. Prior OCC approval is required to the extent the total dividends to be declared by Valley National Bank in any calendar year exceeds net profits for that year combined with the bank’s retained net profits from the preceding two calendar years, less any transfers to capital surplus. Under this limitation, Valley National Bank could declare dividends in 2008 without prior approval of the OCC of up to $63.3 million plus an amount equal to Valley National Bank’s net profits for 2008 to the date of such dividend declaration.

Valley is also subject to certain Federal Reserve Board policies that may, in certain circumstances, limit its ability to pay dividends. These policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board would most likely seek to prohibit any dividend payment that would reduce a holding company’s capital below these minimum amounts.

Voting Rights

At meetings of shareholders, holders of Valley common stock are entitled to one vote per share. The quorum for shareholders’ meetings is a majority of the outstanding shares. Generally, actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Valley common stock at a meeting at which a quorum is present.

Liquidation Rights

In the event of liquidation, dissolution or winding up of Valley, holders of Valley common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities.

Assessment and Redemption

All outstanding shares of Valley common stock are fully paid and nonassessable. Valley common stock is not redeemable at the option of the issuer or the holders thereof.

Other Matters

American Stock Transfer and Trust Company is presently both the transfer agent and the registrar for Valley common stock. Valley common stock is traded on the New York Stock Exchange under the symbol “VLY”, and is registered with the SEC under Section 12(b) of the Exchange Act.

“Blank Check” Preferred Stock

The preferred stock that is authorized by Valley’s certificate of incorporation is typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Except in limited circumstances, Valley’s certificate of incorporation authorizes the Valley Board of Directors to issue new shares of Valley common stock or preferred stock without further shareholder action.

Valley’s certificate of incorporation gives the Board of Directors authority at any time to:

•	divide the authorized but unissued shares of preferred stock into series;

•	determine the designations, number of shares, relative rights, preferences and limitations of any series of preferred stock;

•	increase the number of shares of any preferred series; and

•	decrease the number of shares in a preferred series, but not to a number less than the number of shares outstanding.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of Valley’s common stock will not have preemptive rights with respect to any newly issued stock. The Valley board could adversely affect the voting power of holders of Valley stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Valley that the Board of Directors does not believe to be in the best interests of its shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill. The Board of Directors of Valley has not approved any plan to issue any preferred stock for this or any other purpose. The Valley Board of Directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of Valley and its shareholders.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF VALLEY

AND GREATER COMMUNITY

At the time the merger becomes effective, each Greater Community shareholder will become a shareholder of Valley. Each of Valley and Greater Community is a business corporation incorporated in New Jersey under the New Jersey Business Corporation Act. The following is a comparison of certain provisions of the respective certificates of incorporation and by-laws of each of Greater Community and Valley, and a description of certain provisions of the Business Corporation Act applicable to Valley and Greater Community. This summary does not purport to be complete and is qualified in its entirety by reference to the Business Corporation Act, which may change from time to time, and the respective certificates of incorporation and by-laws of Valley and Greater Community, which also may be changed.

Voting Requirements

Under the Business Corporation Act, unless a greater vote is specified in the certificate of incorporation, the affirmative vote of a majority of the votes cast by shareholders entitled to vote on the matter is required to approve:

•	an amendment to the certificate of incorporation;

•	the voluntary dissolution of the corporation;

•	the sale or other disposition of all or substantially all of the corporation’s assets outside the ordinary course of business; or

•	the merger or consolidation of the corporation with another corporation.

Neither Valley’s nor Greater Community’s certificate of incorporation presently contains provisions specifying the required votes for approving the above matters. Valley’s by-laws require a majority of the votes cast by shareholders entitled to vote to approve any matter submitted to the shareholders.

The New Jersey Shareholders Protection Act limits certain transactions involving an “interested shareholder” and a “resident domestic corporation.” A resident domestic corporation is an issuer of voting stock organized under New Jersey laws with its principal executive offices or significant business operations located in New Jersey. An interested shareholder is one that (1) beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of the resident domestic corporation or (2) is an affiliate or associate of the resident domestic corporation and at any time within the past five years beneficially owned, directly or indirectly, 10% or more of the voting power of the then outstanding sock of the resident domestic corporation. The Shareholders Protection Act prohibits certain business combinations between an interested shareholder and a resident domestic corporation for five years following the interested shareholder acquiring its stock, unless the corporation’s board of directors approved the business combination prior to the interested shareholder’s stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds (2/3) of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder’s stock acquisition date or certain fair price provisions are satisfied. The Shareholders Protection Act applies to both Valley and Greater Community.

Cumulative Voting

Under the Business Corporation Act, shareholders of a New Jersey corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides. Neither Valley’s nor Greater Community’s certificate of incorporation presently provides for cumulative voting.

Classified Board of Directors

The Business Corporation Act permits a New Jersey corporation to provide for a classified board in its certificate of incorporation. The certificate of incorporation of Valley does not provide for a classified Board of Directors. Valley’s entire Board of Directors is elected each year.

Greater Community’s certificate of incorporation provides for three classes of directors with each class comprising approximately one-third of the members of the Board. Directors are elected for three-year terms, with one class being elected each year.

Dividends

The Business Corporation Act generally provides that a New Jersey corporation may declare and pay dividends on its outstanding stock so long as the corporation is not or would not become as a consequence of the dividend payment either unable to pay its debts as they become due in the usual course of its business or have total assets that would be less than total liabilities. Valley’s certificate of incorporation does not presently contain any restriction on Valley’s ability to pay dividends. Funds for the payment of dividends by Valley must come primarily from the earnings of Valley’s bank subsidiary. Thus, as a practical matter, any restrictions on the ability of Valley National Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by Valley. Similarly, Greater Community’s certificate of incorporation does not restrict Greater Community’s ability to pay dividends, but funds for Greater Community’s dividends come primarily from the earnings of Greater Community Bank. Therefore, any restrictions on the ability of Greater Community Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends payable by Greater Community.

By-laws

Under the Business Corporation Act, the board of directors of a New Jersey corporation has the power to make, alter and repeal the corporation’s by-laws, unless such powers are reserved in the certificate of incorporation to the shareholders. Neither Valley’s nor Greater Community’s certificate of incorporation presently reserves such powers to shareholders.

Limitations of Liability of Directors and Officers

Under the Business Corporation Act, a New Jersey corporation may include in its certificate of incorporation a provision that would eliminate or limit directors’ or officers’ liability to the corporation or to its shareholders, for monetary damage for breaches of their fiduciary duty of care. However, a director or officer cannot be relieved from liability or otherwise indemnified for any breach of duty based upon an act or omission:

•	in breach of the person’s duty of loyalty to the corporation or its shareholders;

•	not in good faith or involving a knowing violation of law; or

•	resulting in the person’s receipt of an improper personal benefit.

Both Valley’s and Greater Community’s certificates of incorporation contain provisions that limit their directors’ and officers’ liability to the fullest extent permitted by New Jersey law.

Preferred Stock

Both Valley’s and Greater Community’s certificates of incorporation contain so-called “blank check preferred stock” provisions, provisions whereby the board of directors can issue new shares of authorized but unissued preferred stock without shareholder approval. Neither Valley nor Greater Community currently has any preferred stock issued or outstanding.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by Valley (Commission File No. 0-11179) with the SEC are hereby incorporated in this proxy statement-prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Current Reports filed on Form 8-K dated January 24, 2008, January 28, 2008, March 7, 2008 and March 20, 2008;

•	The definitive proxy statement for our 2008 annual meeting of shareholders; and

•	The description of the Common Stock which is contained in Valley’s Registration Statement on Form 8-A including any amendment or report filed for the purpose of updating such description.

The following documents filed by Greater Community (Commission File No. 000-14294) with the SEC are hereby incorporated in this proxy statement-prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Current Reports filed on Form 8-K dated February 15, 2008, March 19, 2008 and March 20, 2008; and

•	The description of the Common Stock which is contained in Greater Community’s Registration Statement on Form 8-A including any amendment or report filed for the purpose of updating such description.

All documents filed by Valley or Greater Community pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this document but before the earlier of (1) the date of the Greater Community meeting, or (2) the termination of the merger agreement, are hereby incorporated by reference into this document and shall be deemed a part of this document from the date they are filed.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement-prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement-prospectus.

Both Valley and Greater Community file reports, proxy statements and other information with the SEC. Valley’s and Greater Community’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document Valley or Greater Community files by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

No person has been authorized to give any information or to make any representation other than what is included in this document, including filings on Form 425 or Schedule 14A, which are superseded by this document. If any information or representation is given or made, it must not be relied upon as having been authorized.

OTHER MATTERS

As of the date of this proxy statement, the Greater Community Board of Directors knows of no other matters to be presented for action by the shareholders at the meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.

LEGAL OPINION

Day Pitney LLP, counsel to Valley, will pass upon certain legal matters relating to the issuance of the shares of Valley common stock offered hereby and certain tax consequences of the merger.

EXPERTS

The consolidated financial statements of Valley National Bancorp at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference into this proxy statement—prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Greater Community Bancorp as of December 31, 2007 and 2006 and for each of the two years then ended have been incorporated by reference in this proxy statement-prospectus and elsewhere in the registration statement in reliance upon the report of McGladrey & Pullen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 19, 2008 (this “Agreement”), is among Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”) and Greater Community Bancorp, a New Jersey corporation and registered bank holding company (“Greater Community”).

RECITALS

Valley desires to acquire Greater Community, and Greater Community’s Board of Directors has determined, based upon the terms and conditions hereinafter set forth, that the acquisition is in the best interests of Greater Community and its shareholders. The acquisition will be accomplished by merging Greater Community into Valley with Valley as the surviving corporation and, at the same time, merging Greater Community Bank, a New Jersey state-chartered commercial bank (“CB”) and wholly-owned subsidiary of Greater Community into Valley National Bank, a national banking association (“VNB”) and wholly-owned subsidiary of Valley, with VNB as the surviving bank, and Greater Community shareholders receiving the consideration hereinafter set forth. The Boards of Directors of Greater Community and Valley have duly adopted and approved this Agreement, and the Board of Directors of Greater Community has directed that it be submitted to its shareholders for approval. The Board of Directors of each of CB and VNB shall approve the Bank Merger (as hereinafter defined) promptly after this Agreement is executed.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereafter defined), Greater Community shall be merged with and into Valley (the “Merger”) in accordance with the New Jersey Business Corporation Act (the “NJBCA”) and Valley shall be the surviving corporation (the “Surviving Corporation”). Immediately following the Effective Time, CB shall be merged with and into VNB as provided in Section 1.7 hereof.

1.2. Effect of the Merger. At the Effective Time, the Surviving Corporation shall be considered the same business and corporate entity as each of Valley and Greater Community and thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of Valley and Greater Community shall vest in the Surviving Corporation and the Surviving Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Valley and Greater Community and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Corporation. In addition, any reference to either Valley or Greater Community in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Corporation if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of Valley or Greater Community is a party shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had occurred; or the Surviving Corporation may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Valley or Greater Community if the Merger had not occurred.

1.3. Certificate of Incorporation. The certificate of incorporation of Valley as it exists immediately prior to the Effective Time shall not be amended by the Merger, but shall continue as the certificate of incorporation of the Surviving Corporation until otherwise amended as provided by law.

1.4. Bylaws. The bylaws of Valley as they exist immediately prior to the Effective Date shall continue as the bylaws of the Surviving Corporation until otherwise amended as provided by law.

1.5. Directors and Officers. Subject to Section 5.15(d) hereof, the directors and officers of Valley as of the Effective Time shall continue as the directors and officers of the Surviving Corporation.

1.6 Closing Date, Closing and Effective Time. Unless a different date, time and/or place are agreed to by the parties hereto, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., at the offices of Valley, 1455 Valley Road, Wayne, New Jersey 07470, on a date (the “Closing Date”) which shall be on the last day of the month which is ten business days or more following the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), with the exact date determined by Valley upon written notice to Greater Community (the “Closing Notice”). Simultaneous with or immediately following the Closing, Valley and Greater Community shall cause to be filed a certificate of merger, in form and substance satisfactory to Valley and Greater Community, with the Department of Treasury of the State of New Jersey (the “Certificate of Merger”). The Certificate of Merger shall specify as the “Effective Time” of the Merger a date and time following the Closing agreed to by Valley and Greater Community (which date and time the parties currently anticipate will be the close of business on the Closing Date).

1.7. The Bank Merger. Immediately following the Effective Time, CB shall be merged with and into VNB (the “Bank Merger”) in accordance with the provisions of the National Bank Act and, to the extent applicable, New Jersey Banking Act of 1948 (the “Banking Act”) and the regulations of the New Jersey Department of Banking and Insurance (the “Department”), and VNB shall be the surviving bank (the “Surviving Bank”). Upon the consummation of the Bank Merger, the separate existence of CB shall cease and the Surviving Bank shall be considered the same business and corporate entity as each of CB and VNB and all of the property, rights, privileges, powers and franchises of each of CB and VNB shall vest in the Surviving Bank and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of CB and VNB and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank. Upon the consummation of the Bank Merger, the articles of association and bylaws of VNB shall become the articles of association and bylaws of the Surviving Bank, the officers and employees of VNB and the officers and employees of CB shall be the officers and employees of the Surviving Bank with such additions as officers as the Board of Directors of VNB shall determine, and the directors of VNB shall be the directors of the Surviving Bank. Within two weeks of the date of execution of this Agreement, Greater Community and Valley shall cause the Boards of Directors of CB and VNB, respectively to approve a separate merger agreement (the “Bank Merger Agreement”) in substantially the form of Exhibit A, annexed hereto, and cause the Bank Merger Agreement to be executed and delivered to the Office of the Comptroller of the Currency (the “OCC”) and the Department for approval of the Bank Merger.

ARTICLE II

CONVERSION OF GREATER COMMUNITY COMMON STOCK

Each share of common stock, $0.50 par value per share, of Greater Community (“Greater Community Common Stock”) issued and outstanding immediately prior to the Effective Time, including, without limitation any shares of restricted Common Stock issued and outstanding pursuant to Greater Community’s 2006 Long-Term Stock Compensation Plan, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted or cancelled at the Effective Time in accordance with this Article II.

2.1 Conversion of Greater Community Common Stock; Exchange Ratio; Cash in Lieu of Fractional Shares. (a) At the Effective Time, subject to the other provisions of this Section 2.1 and Section 2.2, each share of Greater Community Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as such term is hereinafter defined)), shall by virtue of the Merger and without any action on the part of Greater Community, Valley or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive, (i) 0.95 shares (the “Exchange Ratio”) of no par value common stock of Valley (“Valley Common Stock”) plus (ii) 0.10 of a warrant to purchase Valley Common Stock (the “Warrants”) at a price per share equal to the Average Closing Price plus $2.00 per share (the “Exercise Price”). Each Warrant shall be exercisable for a period beginning two years after the Effective Time and ending seven years from the Effective Time in accordance with the warrant agreement (the “Warrant Agreement”) and form of Warrant attached hereto as Exhibit B. No fractional shares of Valley Common Stock will be issued, and in lieu thereof, each holder of Greater Community Common Stock who would otherwise be entitled to a fractional interest will receive an amount in cash determined by multiplying such fractional interest by the Average Closing Price as defined below. No fractional Warrants shall be issued. In lieu of fractional Warrants, Valley shall pay to each Greater Community shareholder who would otherwise be entitled to receive a fractional Warrant an amount in cash equal to (A) the fair market value of the Warrant as agreed by the respective Chief Executive Officers of Valley and Greater Community, based on all relevant factors, including the Black-Scholes model, which model shall take into account a discount with regard to the lack of exercisability of the Warrant for the first two years, multiplied by (B) the fraction of a Warrant such Greater Community shareholder would otherwise have been entitled to receive. For purposes of this Section 2.1, the following terms shall have the following meanings:

(i) “Closing Price” shall mean the closing sale price of Valley Common Stock on a Trading Day as supplied by the New York Stock Exchange (as reported in The Wall Street Journal or, if not reported thereby, another mutually agreed to authoritative source).

(ii) “Trading Day” shall mean a day for which a Closing Price is so supplied.

(iii) “Average Closing Price” shall mean the average of the Closing Prices on the ten (10) Trading Days immediately preceding the date which is five (5) Trading Days prior to the Closing Date.

(b) At the Effective Time, all shares of Greater Community Common Stock held by Greater Community in its treasury or owned by Valley or by any of Valley’s Subsidiaries (other than shares held as trustee or in a fiduciary capacity and shares held as collateral on or in lieu of a debt previously contracted) (“Excluded Shares”) shall be canceled and shall cease to exist and no shares of Valley Common Stock or Warrants shall be delivered in exchange therefor.

(c) On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Greater Community Common Stock (the “Certificates”) shall cease to have any rights as shareholders of Greater Community, except the right to receive the consideration set forth in this Section 2.1 for each such share held by them. The Valley Common Stock and Warrants which any one Greater Community shareholder may receive pursuant to this Section 2.1 is referred to herein as the “Merger Consideration” and total number of Valley Common Stock and Warrants which all of Greater Community shareholders are entitled to receive pursuant to this Section 2.1 is referred to herein as the “Aggregate Merger Consideration”.

(d) Notwithstanding any provision herein to the contrary, if, during the period from the date hereof to the Effective Time, the shares of Valley Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, appropriate adjustments shall be made to the Exchange Ratio and the Warrants, if necessary, to provide the Greater Community shareholders with the equivalent value of the Merger Consideration set forth in Section 2.1.

2.2 Exchange of Shares. (a) Greater Community and Valley hereby appoint American Stock Transfer and Trust Company as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Greater Community Common Stock. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (a “Record Holder”) a Certificate or Certificates, a letter of transmittal in form mutually agreed upon by Valley and Greater Community (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and instructions for use in effecting the surrender of the Certificates in exchange for the Valley Common Stock and Warrants (and cash in lieu of fractional shares and Warrants) as provided in Section 2.1 hereof.

(b) Upon surrender of Certificates for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and executed, the Record Holder shall be entitled to promptly receive in exchange for such Certificates the consideration as provided in Section 2.1 hereof and the Certificates so surrendered shall be canceled. The Exchange Agent shall not be obligated to deliver or cause to be delivered to any Record Holder the consideration to which such Record Holder would otherwise be entitled until such Record Holder surrenders the Certificates for exchange or, in default thereof, an appropriate Affidavit of Loss and Indemnity Agreement and/or bond as may be required in each case by Valley. Notwithstanding the time of surrender of the Certificates, Record Holders shall be deemed shareholders of Valley for all purposes from the Effective Time, except that Valley shall withhold the payment of dividends from any Record Holder until such Record Holder effects the exchange of Certificates for Valley Common Stock and Warrants. (Such Record Holder shall receive such withheld dividends, without interest, upon effecting the share exchange.)

(c) After the Effective Time, there shall be no transfers on the stock transfer books of Greater Community of the shares of Greater Community Common Stock which were outstanding immediately prior to the Effective Time and, if any Certificates representing such shares are presented for transfer, they shall be canceled and exchanged for the consideration as provided in Section 2.1 hereof.

(d) If payment of the consideration pursuant to Section 2.1 hereof is to be made in a name other than that in which the Certificates surrendered in exchange therefor is registered, it shall be a condition of such payment that the Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

2.3 Stock Options. (a) All options which may be exercised for issuance of Greater Community Common Stock (each, a “Stock Option” and collectively the “Stock Options”) are described in the Greater Community Disclosure Schedule and are issued and outstanding pursuant to the Greater Community stock option plans described in the Greater Community Disclosure Schedule (collectively, the “Greater Community Stock Option Plans”) and the forms of agreements pursuant to which such Stock Options were granted (each, an “Option Grant Agreement”). True and complete copies of Greater Community’s Stock Option Plans relating to outstanding Stock Options will be delivered to Valley promptly after execution of this Agreement. At the Effective Time, each Stock Option which is outstanding and unexercised immediately prior thereto, whether or not then vested or exercisable, shall be canceled and all rights thereunder shall be extinguished and the holder thereof shall only be entitled to receive the consideration set forth in Section 2.3(b).

(b) Holders of unexercised Greater Community Stock Options will be entitled to receive, in cancellation of their Stock Options, a cash payment from Greater Community immediately prior to the Effective Time, in an amount equal to the product of (A) the number of shares of Greater Community Common Stock into which such Stock Options are convertible and (B) the excess, if any, of (x) the sum of (i) the Average Closing Price times the Exchange Ratio, plus (ii) the fair market value of 0.10 of a Warrant, based on all relevant factors, including the Black-Scholes model, which model shall take into account a discount with regard to the lack of exercisability of the Warrant for the first two years, over (y) the exercise price per share provided for in such Greater Community Stock Option (the “Cash Option Payment”), which cash payment shall be treated as compensation and shall be net of any applicable federal and state withholding taxes. At the time of receipt of such cash payment, each holder of a Greater Community Stock Option shall acknowledge in writing, in a form reasonably satisfactory to Valley that such cash payment is in full satisfaction of such holder’s rights under such Greater Community Stock Option.

2.4. Valley Shares. The shares of Valley Common Stock outstanding at the Effective Time shall not be affected by the Merger, but along with the additional shares of Valley Common Stock to be issued as provided in Section 2.1 hereof, shall become the outstanding common stock of the Surviving Corporation.

2.5. Tax Consequences. It is intended that the Merger shall constitute reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code.

2.6. Changes in Structure. As executed by the parties, this Agreement contemplates the merger of Greater Community into Valley and the merger of CB into VNB. In the event that (a) prior to the date on which the Proxy Statement-Prospectus (as hereinafter defined) is mailed to Greater Community’s shareholders, Valley proposes an alternative structure for the transactions contemplated hereby, and (b) such alternate structure does not adversely affect Greater Community’s shareholders in any financial respect or in any other material respect, then Greater Community shall negotiate in good faith with Valley and shall use commercially reasonable efforts to restructure the transactions contemplated hereby in accordance with such proposal.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GREATER COMMUNITY

References herein to “Greater Community Disclosure Schedule” shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered on the date hereof by Greater Community to Valley or will be delivered pursuant to Section 5.11 by Greater Community to Valley. Greater Community hereby represents and warrants to Valley as follows:

3.1. Corporate Organization. (a) Greater Community is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Greater Community has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as hereinafter defined) on Greater Community. Greater Community is registered as a bank holding company under The Bank Holding Company Act of 1956 (the “BHCA”).

As used in this Agreement, the term “Material Adverse Effect” means, with respect to Valley or Greater Community, as the case may be, an effect which (i) is materially adverse to the business, results of operations, assets or financial condition of such party and its Subsidiaries on a consolidated basis, or (ii) materially impairs the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses (inclusive of the change in control, severance and related payments to be made to employees at or subsequent to the Closing Date) incurred by the parties hereto in consummating the transactions contemplated by this Agreement (and any loss of personnel subsequent to the date of this Agreement), (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely and disproportionately affects either or both of the parties or any of their Subsidiaries, (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Valley or Greater Community, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally, or (g) changes relating to securities markets in general (including any disruption thereof and any decline in the price of any security or market index).

(b) All of the Subsidiaries of Greater Community are listed in the Greater Community Disclosure Schedule. For purposes of this Agreement, a “Subsidiary” shall mean any corporation, partnership, joint venture, limited liability company or other entity of which at least a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person. Each Subsidiary of Greater Community is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. CB is a commercial bank chartered under the laws of the State of New Jersey whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law. Each Subsidiary of Greater Community has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Greater Community. The Greater Community Disclosure Schedule sets forth true and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents (together the “Charter Documents”) of Greater Community and of each Greater Community Subsidiary as in effect on the date hereof. Except as set forth in the Greater Community Disclosure Schedule, Greater Community does not own or control, directly or indirectly, any equity interest in any corporation, company, association, partnership, joint venture or other entity and owns no real estate, except (i) residential real estate acquired through foreclosure or deed in lieu of foreclosure in each individual instance with a fair market value less than $500,000 and (ii) real estate used for its banking premises.

3.2. Capitalization. (a) The authorized capital stock of Greater Community consists of 20,000,000 shares of Greater Community Common Stock and 1,000,000 shares of no par value preferred stock (the “Greater Community Preferred Stock”). As of the date hereof, there were 8,740,341 shares of Greater Community Common Stock issued and outstanding, and no shares of Common Stock issued and held in the treasury and no shares of Greater Community Preferred Stock issued and outstanding. All issued and outstanding shares of Greater Community Common Stock, and all issued and outstanding shares of capital stock or other securities of each Greater Community Subsidiary, have been duly authorized and validly issued, are fully paid, and nonassessable. The authorized capital stock of CB consists of 380,000 shares of common stock, $5.00 par value per share. As of the date hereof, there were 380,000 shares of CB common stock outstanding. All of the outstanding shares of capital stock of each Greater Community Subsidiary are owned by Greater Community and are free and clear of any liens, encumbrances, charges, restrictions or rights of third parties. Except as set forth in the Greater Community Disclosure Schedule, neither Greater Community nor any Greater Community Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Greater Community or any Greater Community Subsidiary or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

(b) The Greater Community Disclosure Schedule contains a list setting forth as of the date of this Agreement (i) all outstanding Greater Community Stock Options, the names of the option holders, the date each such option was granted, the number of shares subject to each such option, the expiration date of each such option, any vesting schedule with respect to an option which is not yet fully vested, and the price at which each such option may be exercised and (ii) comparable information for any other outstanding awards under the Greater Community Stock Option Plans.

(c) The Greater Community Disclosure Schedule lists the name, jurisdiction of incorporation or organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of Greater Community. Except as set forth in the Greater Community Disclosure Schedule, Greater Community owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Greater Community’s Subsidiaries, free and clear of any lien, claim, charge, mortgage, pledge, security interest, restriction, encumbrance or security interest (“Liens”), and all of such shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Neither Greater Community nor any Subsidiary thereof has or is bound by any right with respect to the capital stock or any other equity security of any Subsidiary of Greater Community.

(d) Except (i) as disclosed in the Greater Community Disclosure Schedule, (ii) for Greater Community’s ownership in its Subsidiaries set forth in the Greater Community Disclosure Schedule, (iii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers and (iv) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither Greater Community nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

3.3. Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Greater Community, and subject to the parties obtaining all necessary regulatory approvals, Greater Community and CB have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. On or prior to the date of this Agreement, Greater Community’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) determined that this Agreement and the Merger are fair to and in the best interests of Greater Community and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) recommended that the shareholders of Greater Community approve this Agreement at the Greater Community Shareholders Meeting. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of CB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Greater Community or CB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Greater Community and CB, and constitutes valid and binding obligations of Greater Community and CB, enforceable against Greater Community and CB in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by Greater Community and CB, nor the consummation by Greater Community and CB of the transactions contemplated hereby in accordance with the terms hereof, or compliance by Greater Community and CB with any of the terms or provisions hereof, will (i) violate any provision of Greater Community’s or CB’s Charter Documents, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Greater Community or CB or any of their respective properties or assets, or (iii) except as set forth in the Greater Community Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Greater Community or CB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Greater Community or CB is a party, or by which either or both of them or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually and in the aggregate will not have a Material Adverse Effect on Greater Community, and which will not prevent or delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the Office of the Comptroller of the Currency (the “OCC”), the Department, the Board of Governors of the Federal Reserve System (the “FRB”), the Securities and Exchange Commission (the “SEC”), applicable state securities bureaus or commissions and the shareholders of Greater Community, or as listed in the Greater Community Disclosure Schedule, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of Greater Community or CB in connection with (x) the execution and delivery by Greater Community and CB of this Agreement and (y) the consummation by Greater Community and CB of the transactions contemplated hereby and (z) the execution and delivery by CB of the Bank Merger Agreement and the consummation by CB of the transactions contemplated thereby.

3.4. Financial Statements.

(a) Greater Community’s Annual Reports on Form 10-K filed with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) and available on the SEC’s EDGAR system set forth the consolidated statements of financial condition of Greater Community as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the periods ended December 31 in each of the three years 2005 through 2007, in each case accompanied by the audit report of Greater Community’s independent public accountants (collectively, the “Greater Community Financial Statements”). The Greater Community Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present the consolidated financial position of Greater Community as of the respective dates set forth therein, and the related consolidated statements of income, changes in shareholders’ equity and of cash flows (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in shareholders’ equity and of cash flows of Greater Community for the respective fiscal periods set forth therein.

(b) The books and records of Greater Community and its Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

(c) Except as set forth in the Greater Community Disclosure Schedule and except to the extent reflected, disclosed or reserved against in the Greater Community Financial Statements, as of December 31, 2007, neither Greater Community nor any of its Subsidiaries had any liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Greater Community or any of its Subsidiaries and which are required by GAAP to be disclosed in the Greater Community Financial Statements. Except as set forth in the Greater Community Disclosure Schedule, since December 31, 2007 and to the date hereof, neither Greater Community nor any of its Subsidiaries have incurred any material liabilities except in the ordinary course of business and consistent with prudent banking practice, except as specifically contemplated by this Agreement.

(d) The Greater Community Disclosure Schedule includes a copy of Greater Community’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2007 which includes information regarding “off-balance sheet arrangements” effected by Greater Community.

(e) McGladrey and Pullen LLP, which has expressed its opinion with respect to the financial statements of Greater Community and its subsidiaries (including the related notes), and to the knowledge of Greater Community, is and has been throughout the periods covered by such financial statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 “Sarbanes-Oxley Act”), (y) “independent” with respect to Greater Community within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. The Greater Community Disclosure Schedule lists all non-audit services performed by McGladrey and Pullen LLP (or any other of its then independent public accountants) for Greater Community and its Subsidiaries since January 1, 2005.

(f) Greater Community maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide reasonable assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Greater Community and to maintain accountability for Greater Community’s consolidated assets; (iii) access to Greater Community’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Greater Community’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

3.5. Brokerage Fees; Financial Advisor. Other than Sandler O’Neill & Partners, L.P. (“Sandler”) and The Kafafian Group (collectively, the “Investment Bankers”), neither Greater Community nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker or finder or incurred any liability for any broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement. Copies of each of Greater Community’s agreements with the Investment Bankers are set forth in the Greater Community Disclosure Schedule. Sandler has delivered to Greater Community its oral opinion with respect to the fairness, from a financial point of view, of the Aggregate Merger Consideration to the shareholders of Greater Community in the Merger. Other than pursuant to the agreements with the Investment Bankers, there are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with this transaction or which would be triggered by consummation of this transaction or the termination of the services of such consultants by Greater Community or any of its Subsidiaries.

3.6. Absence of Certain Changes or Events.

(a) There has not been any material adverse change in the business, operations, assets or financial condition of Greater Community and its Subsidiaries on a consolidated basis since December 31, 2007 and to Greater Community’s knowledge, no facts or conditions exist which Greater Community believes will cause or is likely to cause such a material adverse change in the future.

(b) Except as set forth in the Greater Community Disclosure Schedule, neither Greater Community nor any of its Subsidiaries has taken or permitted any of the actions set forth in Section 5.2 hereof between December 31, 2007 and the date hereof and Greater Community and the Greater Community Subsidiaries have conducted their business only in the ordinary course, consistent with past practice.

3.7. Legal Proceedings. Except as disclosed in the Greater Community Disclosure Schedule, neither Greater Community nor any of its Subsidiaries is a party to any, and there are no pending or, to Greater Community’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Greater Community or any of its Subsidiaries. Except as disclosed in the Greater Community Disclosure Schedule, neither Greater Community nor any of its Subsidiaries is a party to any order, judgment or decree entered against Greater Community or any Greater Community Subsidiary in any lawsuit or proceeding.

3.8. Taxes and Tax Returns.

(a) Except as set forth in the Greater Community Disclosure Schedule, Greater Community, CB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and, , each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Valley in writing). Except as set forth in the Greater Community Disclosure Schedule, Greater Community, CB and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Greater Community, CB or any Subsidiary through such date, which reserves are adequate for such purposes. Except as set forth in the Greater Community Disclosure Schedule, the federal income tax Returns of Greater Community, CB and each of their Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Greater Community Disclosure Schedule, the applicable state income and local tax returns of Greater Community, CB and each of their Subsidiaries have been examined by the applicable authorities (or are closed to examination due to the expiration of the statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. To the knowledge of each of Greater Community and CB, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Greater Community, CB or any of their Subsidiaries, nor has Greater Community, CB or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b) Except as set forth in the Greater Community Disclosure Schedule, neither Greater Community, CB nor any of their Subsidiaries: (i) has requested any extension of time within which to file any Tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation or sharing of taxes (except agreements between and/or among Greater Community, CB and/or any of their Subsidiaries; (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of a voluntary change in accounting method initiated by Greater Community, CB or any Subsidiary (nor does Greater Community or CB have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (v) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include Greater Community, CB and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality; (vi) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); (vii) is a party to any agreement or arrangement that would result, separately or in the aggregate, in the actual or deemed payment by Greater Community, CB or any of their Subsidiaries of any “excess parachute payments” within the meaning of Section 280G of the Code; and/or (viii) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth in the Greater Community Disclosure Schedule, (i) Greater Community, CB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Greater Community, CB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Greater Community.

(d) Greater Community has made available to Valley correct and complete copies of: (i) all material Returns filed within the past three years by Greater Community, CB and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to Taxes due from or with respect to Greater Community, CB or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Greater Community, CB or any of their Subsidiaries with any Governmental Entities within the past five years with respect to Taxes.

(e) For purposes of this Agreement, the terms: (i) “Tax” or “Taxes” means: (A) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and other recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign, including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis and such term shall include any interest, fines penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (B) any liability for the payment of any amounts described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (C) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in (A) or (B); (ii) “Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, which is required to be filed with a Governmental Entity; and (iii) “Governmental Entity” means any (A) Federal, state, local, municipal or foreign government, (B) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (C) any self-regulatory organization, administrative or regulatory agency, commission or authority.

3.9. Employee Benefit Plans.

(a) Except as disclosed in the Greater Community Disclosure Schedule, neither Greater Community nor any of its Subsidiaries maintains or contributes to any “employee pension benefit plan”, within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Greater Community Pension Plans”), “employee welfare benefit plan”, within the meaning of Section 3(1) of ERISA (the “Greater Community Welfare Plans”), stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement. Neither Greater Community nor any of its Subsidiaries has, since September 2, 1974, contributed to any “Multiemployer Plan”, within the meaning of Sections 3(37) and 4001(a)(3) of ERISA.

(b) Greater Community has delivered to Valley in the Greater Community Disclosure Schedule a complete and accurate copy of each of the following with respect to each of the Greater Community Pension Plans and Greater Community Welfare Plans: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter or opinion letter, if any; (iv) most recent actuarial report, if any; and (v) two most recent annual reports on Form 5500, if any.

(c) The present value of all accrued benefits both vested and non-vested under each of the Greater Community Pension Plans subject to Title IV of ERISA, based upon the actuarial assumptions used for purposes of the most recent actuarial valuation prepared by such Greater Community Pension Plan’s actuary, did not exceed the then current value of the assets of such plans allocable to such accrued benefits. To Greater Community’s knowledge, the actuarial assumptions then utilized for such plans were reasonable and appropriate as of the last valuation date and reflect then current market conditions.

(d) Except as disclosed on the Greater Community Disclosure Schedule, during the last six years, the Pension Benefit Guaranty Corporation (the “PBGC”) has not asserted any claim for liability against Greater Community or any of its Subsidiaries which has not been paid in full.

(e) All premiums (and interest charges and penalties for late payment, if applicable) due to the PBGC with respect to each Greater Community Pension Plan have been paid. All contributions required to be made to each Greater Community Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Greater Community and its Subsidiaries which have not been paid have been properly recorded on the books of Greater Community and its Subsidiaries.

(f) Except as disclosed on the Greater Community Disclosure Schedule, each of the Greater Community Pension Plans, the Greater Community Welfare Plans and each other plan and arrangement identified on the Greater Community Disclosure Schedule has been operated in compliance in all respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, the IRS has issued a favorable determination or opinion letter, which takes into account the Economic Growth and Tax Relief Reconciliation Act and (to the extent it mandates currently applicable requirements) subsequent legislation, with respect to each of the Greater Community Pension Plans and Greater Community is not aware of any fact or circumstance which would disqualify any such plan).

(g) To Greater Community’s knowledge, except as disclosed on the Greater Community Disclosure Schedule, no non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Greater Community Welfare Plans or Greater Community Pension Plans.

(h) No Greater Community Pension Plan or any trust created thereunder has been terminated, nor have there been any “reportable events”, within the meaning of Section 4034(b) of ERISA, with respect to any of the Greater Community Pension Plans.

(i) To Greater Community’s knowledge, except as disclosed on the Greater Community Disclosure Schedule, no “accumulated funding deficiency”, within the meaning of Section 412 of the Code, has been incurred with respect to any of the Greater Community Pension Plans.

(j) There are no pending, or, to Greater Community’s knowledge, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Greater Community Pension Plans or the Greater Community Welfare Plans, any trusts related thereto or any other plan or arrangement identified in the Greater Community Disclosure Schedule.

(k) Except as disclosed in the Greater Community Disclosure Schedule, no Greater Community Pension or Welfare Plan provides medical or death benefits (whether or not insured) beyond an employee’s retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Greater Community Pension Plan.

(l) Except with respect to customary health, life and disability benefits or as disclosed in the Greater Community Disclosure Schedule, there are no unfunded benefits obligations which are not accounted for by reserves shown on the Greater Community Financial Statements and established under GAAP, or otherwise noted on such financial statements.

(m) With respect to each Greater Community Pension and Welfare Plan that is funded wholly or partially through an insurance policy, there will be no liability of Greater Community or any Greater Community Subsidiary as of the Effective Time under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to or at the Effective Time.

(n) Except as may hereafter be expressly agreed to by Valley in writing or as disclosed on the Greater Community Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Greater Community or any Greater Community Subsidiary to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, accelerate the vesting, or increase the amount, of any compensation or benefits due to any current employee or former employee under any Greater Community Pension Plan or Greater Community Welfare Plan.

(o) Except for the Greater Community Pension Plans and the Greater Community Welfare Plans, and except as set forth on the Greater Community Disclosure Schedule, Greater Community has no deferred compensation agreements, understandings or obligations for payments or benefits to any current or former director, officer or employee of Greater Community or any Greater Community Subsidiary or any predecessor of any of them. The Greater Community Disclosure Schedule sets forth (or lists, if previously delivered to Valley with respect to such items and any supplemental retirement plan or arrangement): (i) true and complete copies of the deferred compensation agreements, understandings or obligations with respect to each such current or former director, officer or employee, and (ii) the most recent actuarial or other calculation of the present value of such payments or benefits.

(p) Except as set forth in the Greater Community Disclosure Schedule, Greater Community does not maintain or otherwise pay for life insurance policies (other than group term life policies on employees) with respect to any director, officer or employee. The Greater Community Disclosure Schedule lists each such insurance policy and any agreement with a party other than the insurer with respect to the payment, funding or assignment of such policy. To Greater Community’s knowledge, neither Greater Community nor any Greater Community Pension Plan or Greater Community Welfare Plan owns any individual or group insurance policies issued by an insurer which has been found to be insolvent or is in rehabilitation pursuant to a state proceeding.

(q) Except as set forth in the Greater Community Disclosure Schedule, Greater Community does not maintain any retirement plan for directors. The Greater Community Disclosure Schedule sets forth the complete documentation and actuarial evaluation of any such plan.

(r) Except as set forth in the Greater Community Disclosure Schedule, Neither Greater Community nor any Greater Community Subsidiary (i) has taken any action, or has failed to take any action, that has resulted or could result in the interest and tax penalties specified in Section 409A of the Code being owed by any employee, former employee, director, former director or beneficiary or (ii) has agreed to reimburse or indemnify any employee, former employee, director, former director or beneficiary for any of the interest and tax penalties specified in Section 409A of the Code that may be currently due or triggered in the future.

(s) Since January 1, 2005, neither Greater Community nor any of its Subsidiaries have made any payments to employees which are not deductible under Section 162(m) of the Code and consummation of the Merger and the Bank Merger will not cause any payments to employees made not to be deductible thereunder.

3.10. Reports. Except as set forth in the Greater Community Disclosure Schedule, CB has, since January 1, 2005, duly filed with the Department and the FDIC, and Greater Community has duly filed with the FRB, in correct form all documentation required to be filed under applicable laws and regulations, and Greater Community promptly will deliver or make available to Valley accurate and complete copies of such documentation. The Greater Community Disclosure Schedule lists all examinations of CB conducted by the Department and the FDIC since January 1, 2005 and the dates of any responses thereto submitted by CB.

3.11. Greater Community and CB Information. The information relating to Greater Community and its Subsidiaries to be provided by Greater Community for inclusion in the Proxy Statement-Prospectus, any filing pursuant to Rule 165 or Rule 425 under the Securities Act of 1933 (the “Securities Act”) or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.12. Compliance with Applicable Law.

(a) Except as set forth in the Greater Community Disclosure Schedule, each of Greater Community and the Greater Community Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to each, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Greater Community or any of its Subsidiaries, including, without limitation, consumer, community and fair lending laws (other than where such defaults or non-compliances will not, alone or in the aggregate, result in a Material Adverse Effect on Greater Community) and neither Greater Community nor any of the Greater Community Subsidiaries has received notice of violation of, and Greater Community does not know of any violations of, any of the above.

(b) Without limiting the foregoing, to Greater Community’s knowledge (i) CB has complied in all material respects with the Community Reinvestment Act (“CRA”) and (ii) no person or group would object to the consummation of this Merger due to the CRA performance of or rating of CB. Except as listed on the Greater Community Disclosure Schedule to Greater Community’s knowledge, no person or group has adversely commented upon CB’s CRA performance.

3.13. Certain Contracts.

(a) Except as set forth in the Greater Community Disclosure Schedule, neither Greater Community nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement, (ii) which relates to the incurrence of indebtedness (other than deposit liabilities, advances and loans from the Federal Home Loan Bank and sales of securities subject to repurchase, in each case incurred in the ordinary course of business) by Greater Community or any of its Subsidiaries in the principal amount of $100,000 or more, including any sale and leaseback transactions (other than sale and leaseback transactions entered into by Greater Community’s Highland Capital Corp. Subsidiary (“HCC”) in the ordinary course of its business consistent with past practice), capitalized leases and other similar financing transactions, (iii) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Greater Community and its Subsidiaries, (iv) which provides for material payments to be made by Greater Community or any of its Subsidiaries upon a change in control thereof, (v) which (A) limits the freedom of Greater Community or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, (B) requires referrals of business or requires Greater Community or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis or (C) requires Greater Community or any of its Subsidiaries to use any product or service of another person on an exclusive basis or (vi) which involved payments by, or to, Greater Community or any of its Subsidiaries in fiscal year 2007 of more than $500,000 or which could reasonably be expected to involve payments during fiscal year 2008 of more than $500,000 (other than pursuant to Loans originated or purchased by Greater Community and its Subsidiaries in the ordinary course of business consistent with past practice or leases entered into by HCC in the ordinary course of its business consistent with past practice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not publicly disclosed in the Greater Community SEC Reports (as such term is hereinafter defined) filed prior to the date hereof or set forth in the Greater Community Disclosure Schedule, is referred to herein as a “Greater Community Contract.”

(b) Except as set forth in the Greater Community Disclosure Schedule, (i) each Greater Community Contract is valid and binding on Greater Community or its applicable Subsidiary and in full force and effect, and, to the knowledge of Greater Community, is valid and binding on the other parties thereto, (ii) Greater Community and each of its Subsidiaries and, to the knowledge of Greater Community, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Greater Community Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Greater Community or any of its Subsidiaries or, to the knowledge of Greater Community, any other party thereto, under any such Greater Community Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Greater Community.

3.14. Properties and Insurance.

(a) To Greater Community’s knowledge, and except as set forth in the Greater Community Disclosure Schedule, Greater Community and its Subsidiaries have good, and as to owned real property marketable, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Greater Community’s consolidated balance sheet as of December 31, 2007, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2007 either (A) to third parties in arm’s length transactions or (B) to insiders or to directors or officers of Greater Community pursuant to the approval of the board of directors of Greater Community and for fair value), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in such balance sheet or the notes thereto or incurred in the ordinary course of business after the date of such balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of Greater Community and its Subsidiaries taken as a whole and (iv) with respect to owned real property, title imperfections noted in title reports delivered to Valley prior to the date hereof. Greater Community and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them. The Greater Community Disclosure Schedule lists all leases pursuant to which Greater Community or any Greater Community Subsidiary occupies any real property and for each such lease lists annual base rentals, annual add-ons for taxes, maintenance and the like, the annual increases to the end of the lease, the expiration date and any option terms.

(b) The Greater Community Disclosure Schedule lists all policies of insurance covering business operations and all insurable properties and assets of Greater Community and its Subsidiaries showing all risks insured against, in each case under valid, binding and enforceable policies or bonds, with such amounts and such deductibles as are specified. As of the date hereof, neither Greater Community nor any of its Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

3.15. Minute Books. The minute books of Greater Community and its Subsidiaries contain records that are accurate in all material respects of all meetings and other corporate action held of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.16. Environmental Matters. Except as set forth in the Greater Community Disclosure Schedule:

(a) Neither Greater Community nor any Greater Community Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Greater Community or such Greater Community Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters, which correction or cleanup would be material to the business, operations, assets or financial condition of Greater Community and the Greater Community Subsidiaries taken as a whole. Except as disclosed on the Greater Community Disclosure Schedule, Greater Community has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by Greater Community or any Greater Community Subsidiary, as OREO or otherwise, or owned or controlled by Greater Community or any Greater Community Subsidiary as a trustee or fiduciary (collectively, “Properties”), in any manner that violates or, after the lapse of time is reasonably likely to violate, any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Material Adverse Effect on Greater Community.

(b) Greater Community has no knowledge that any of the Properties has been operated in any manner in the three years prior to the date of this Agreement that violated any applicable federal, state or local law or regulation governing or pertaining to toxic or hazardous substances and materials, the violation of which would have a Material Adverse Effect on Greater Community.

(c) To Greater Community’s knowledge, except as set forth in the Greater Community Disclosure Schedule, there are no underground storage tanks on, in or under any of the Properties and no underground storage tanks have been closed or removed from any of the Properties while the property was owned, operated or controlled by Greater Community or any Greater Community Subsidiary.

3.17. Reserves.

(a) As of the date hereof, the reserve for loan and lease losses in the Greater Community Financial Statements is adequate based upon past loan loss experiences and potential losses in the current portfolio to cover all known or anticipated loan losses.

(b) As of the date hereof, the reserve for Taxes as calculated under and required under FIN 48 is adequate for all contingencies and includes all reasonably possible contingencies.

3.18. No Excess Parachute Payments. Except as set forth in the Greater Community Disclosure Schedule, no officer, director, employee or agent (or former officer, director, employee or agent) of Greater Community or any Greater Community Subsidiary is entitled now, or will or may be entitled to as a consequence of this Agreement, the Merger or the Bank Merger, to any payment or benefit from Greater Community, a Greater Community Subsidiary, Valley or VNB which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder.

3.19. Agreements with Bank Regulators. Except as set forth in the Greater Community Disclosure Schedule, neither Greater Community nor any Greater Community Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Valley by Greater Community prior to the date of this Agreement, nor has Greater Community been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Greater Community nor any Greater Community Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Valley by Greater Community prior to the date of this Agreement.

3.20 Insider Loans. The Greater Community Disclosure Schedule sets forth, as of December 31, 2007, each loan, extension of credit, or guaranty from Greater Community or any of its Subsidiaries to any director or executive officer of Greater Community including (i) the name of the person receiving the benefit of loan, extension of credit or guaranty, (ii) the outstanding principal amount of such loan or extension of credit, and (iii) type of loan.

3.21 SEC Documents; Other Reports; Internal and Disclosure Controls.

(a) Greater Community has filed all required reports, schedules, registration statements and other documents, together with amendments thereto, with the SEC since December 31, 2004 (the “Greater Community SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Greater Community SEC Reports complied, and each such Greater Community SEC Report filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Greater Community SEC Reports. None of Greater Community’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of Greater Community has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act and no enforcement action has been initiated against Greater Community by the SEC relating to disclosures contained in any Greater Community SEC Report.

(b) Greater Community and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of Greater Community and its Subsidiaries or as set forth in the Greater Community Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the best knowledge of Greater Community, threatened an investigation into the business or operations of Greater Community or any of its Subsidiaries since December 31, 2004. Except as set forth in the Greater Community Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Greater Community or any of its Subsidiaries.

(c) Except as set forth in the Greater Community Disclosure Schedule, the records, systems, controls, data and information of Greater Community and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Greater Community or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Greater Community and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including that (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of Greater Community and to maintain accountability for Greater Community’s assets; (iii) access to Greater Community’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Greater Community’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Greater Community (A) has designed disclosure controls and procedures (within the meaning of Rules 13a-14(e) and 14d-14(e) of the Exchange Act) to ensure that material information relating to Greater Community and its Subsidiaries is made known to the management of Greater Community by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Greater Community SEC Reports, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Greater Community’s auditors and the audit committee of Greater Community’s Board (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Greater Community’s ability to record, process, summarize and report financial data and have identified for Greater Community’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Greater Community’s internal controls. Greater Community has made available to Valley a summary of any such disclosure made by management to Greater Community’s auditors and the audit committee of Greater Community’s Board since January 1, 2003. Greater Community is in compliance with Section 404 of the Sarbanes-Oxley Act.

(d) Except as set forth in the Greater Community Disclosure Schedule, since January 1, 2005, (x) neither Greater Community nor any of its Subsidiaries nor, to the knowledge of Greater Community, any member of Greater Community’s Board of Directors, executive officer or controller of Greater Community or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Greater Community or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Greater Community or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Greater Community or any of its Subsidiaries, whether or not employed by Greater Community or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Greater Community or any of its officers, directors, employees or agents to any member of Greater Community’s Board of Directors or any executive officer of Greater Community.

3.22. Loan Matters.

(a) Except as set forth in the Greater Community Disclosure Schedule, each outstanding loan (including loans held for resale to investors) held by Greater Community or its Subsidiaries (the “Greater Community Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Greater Community Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Greater Community’s underwriting standards (and, in the case of Greater Community Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Greater Community.

(b) Except as set forth in the Greater Community Disclosure Schedule, each Greater Community Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Greater Community’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The loan documents with respect to each Greater Community Loan were in material compliance with applicable laws and regulations at the time of origination or purchase by Greater Community or its Subsidiaries and are complete and correct in all material respects.

(c)(i) The Greater Community Disclosure Schedule sets forth a list of all Loans as of December 31, 2007 by Greater Community and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (12 CFR Part 215)) of Greater Community or any of its Subsidiaries; (ii) except as listed in the Greater

Community Disclosure Schedule, there are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the loan was made; and (iii) all such loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Greater Community.

(d) The Greater Community Disclosure Schedule identifies (A) each Greater Community Loan that as of December 31, 2007 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Greater Community, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Greater Community Loan and the identity of the borrower thereunder, (B) each Greater Community Loan that would classified under FASB 114, and (C) each asset of Greater Community or any of its Subsidiaries that as of December 31, 2007 was classified as OREO and the book value thereof as of such date.

(e) Except as set forth in the Greater Community Disclosure Schedule, none of the agreements pursuant to which Greater Community or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(f) Except as set forth in the Greater Community Disclosure Schedule, Greater Community has not originated, serviced, and does not currently hold, directly or indirectly, any loans which would be commonly referred to a “subprime”, “Alt-A” or “negative amortization” loans, or home equity loans or lines of credit with a loan to value ration of over ninety percent (90%) (collectively, “High Risk Loans”).

(g) Except as set forth in the Greater Community Disclosure Schedule, Greater Community does not own any investment securities that are secured by High Risk Loans.

(h) In making all Greater Community Loans and continuing such Greater Community Loans, Greater Community and the Greater Community Subsidiaries have complied with and are in compliance with the provisions of the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973 and 12 CFR 22.1 et. seq. (“Flood Insurance Laws and Regulations”), except as set forth in the Greater Community Disclosure Schedule.

3.23. Antitakeover Provisions. Greater Community has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “control share acquisition,” “business combination moratorium,” “fair price,” “affiliate transaction,” “anti-greenmail” or other form of antitakeover statute or regulation of any jurisdiction, including without limitation Sections 14A:10A-1 et. seq. of the NJBCA, known as the New Jersey Shareholders’ Protection Act.

3.24. Termination of Oritani Merger Agreement and Related Expenses. Greater Community has terminated the Agreement and Plan of Merger by and between Oritani Financial Corp. (“Oritani”) and Greater Community dated November 13, 2007 (the “Oritani Merger Agreement”) and Greater Community shall not be responsible for any termination fees or expenses to Oritani under the Oritani Merger Agreement in excess of $700,000. Any expenses incurred and/or payments or other financial or other commitments made by Greater Community to third parties or to employees, officers or directors of Greater Community in connection with the Oritani Merger Agreement, together with any estimates therefor, are set forth in the Greater Community Disclosure Schedule.

3.25 Disclosure. No representation or warranty contained in Article III of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VALLEY

References herein to the “Valley Disclosure Schedule” shall mean all of the disclosure schedules required by this Article IV, dated as of the date hereof and referenced to the specific sections and subsections of Article IV of this Agreement, which have been delivered on the date hereof by Valley to Greater Community or will be delivered pursuant to Section 5.11 by Valley to Greater Community. Valley hereby represents and warrants to Greater Community as follows:

4.1. Corporate Organization.

(a) Valley is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Valley has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley. Valley is registered as a bank holding company under the BHCA.

(b) All of the Subsidiaries of Valley are listed in the Valley Disclosure Schedule. Each Subsidiary of Valley is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. VNB is a national bank whose deposits are insured by the FDIC to the fullest extent permitted by law. Each Subsidiary of Valley has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Valley.

4.2. Capitalization. The authorized capital stock of Valley consists solely of 181,796,274 shares of Valley Common Stock and 30,000,000 shares of preferred stock, no par value per share (the “Valley Preferred Stock”), which may be divided into classes and into series within any class as determined by the Board of Directors. As of the date hereof, there were 119,933,384 shares of Valley Common Stock issued and outstanding net of treasury stock, and 2,577,335 treasury shares and no shares of Valley Preferred Stock outstanding. As of December 31, 2007, except for 3,392,420 shares of Valley Common Stock issuable upon exercise of outstanding stock options granted pursuant to the Valley Option Plans or the Acquired Stock Plans, there were no shares of Valley Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Valley Common Stock, and all issued and outstanding shares of capital stock of Valley’s Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all liens, encumbrances, charges, restrictions or rights of third parties. All of the outstanding shares of capital stock of Valley’s Subsidiaries are owned directly or indirectly by Valley free and clear of any liens, encumbrances, charges, restrictions or rights of third parties, except as listed in the Valley Disclosure Schedule. Except for the options and stock appreciation rights referred to above under the Valley Option Plans, neither Valley nor any of Valley’s Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Valley or Valley’s Subsidiaries or any securities representing the right to otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

4.3. Authority; No Violation.

(a) Valley and VNB have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. Valley has a sufficient number of authorized but unissued shares of Valley Common Stock to pay the consideration for the Merger set forth in Article II of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of Valley and VNB. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of VNB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Valley and VNB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Valley and VNB and constitutes a valid and binding obligation of Valley and VNB, enforceable against Valley and VNB in accordance with its terms.

(b) Neither the execution or delivery of this Agreement nor the consummation by Valley and VNB of the transactions contemplated hereby in accordance with the terms hereof, will (i) violate any provision of the Charter Documents of Valley or of VNB, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Valley or VNB or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Valley or VNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Valley or VNB is a party, or by which Valley or VNB or any of their properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as in the aggregate will not have a Material Adverse Effect on Valley, or the ability of Valley and VNB to consummate the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the OCC, the Department, the FRB, the SEC, or applicable state securities bureaus or commissions and the shareholders of Valley, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of Valley or VNB in connection with (a) the execution and delivery by Valley or VNB of this Agreement, (b) the consummation by Valley of the Merger and the other transactions contemplated hereby and (c) the execution and delivery by VNB of the Bank Merger Agreement and the consummation by VNB of the Bank Merger and other transactions contemplated thereby.

4.4. Financial Statements.

(a) Valley’s Annual Reports on Form 10-K filed with the SEC under the Exchange Act and available on the SEC’s EDGAR system set forth the consolidated statements of financial condition of Valley as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the periods ended December 31 in each of the three years 2005 through 2007, in each case accompanied by the audit report of Valley’s independent public accountants (collectively, the “Valley Financial Statements”). The Valley Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present the consolidated financial position of Valley as of the respective dates set forth therein, and the related consolidated statements of income, changes in shareholders’ equity and of cash flows (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in shareholders’ equity and of cash flows of Valley for the respective fiscal periods set forth therein.

(b) The books and records of Valley and its Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

(c) Except as and to the extent reflected, disclosed or reserved against in the Valley Financial Statements (including the notes thereto), as of December 31, 2007 neither Valley nor any of its Subsidiaries had or has, as the case may be, any material obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Valley or any of its Subsidiaries and which are required by GAAP to be disclosed in the Valley Financial Statements. Since December 31, 2007, neither Valley nor any of its Subsidiaries have incurred any material liabilities, except in the ordinary course of business and consistent with prudent banking practice.

4.5. Brokerage Fees. Except for fees to be paid to MG Advisors, Inc. and Stifel, Nicolaus & Company, Incorporated, neither Valley nor VNB nor any of their respective directors or officers has employed any broker or finder or incurred any liability for any broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.6. Absence of Certain Changes or Events. Except as disclosed in the Valley Disclosure Schedule, there has not been any material adverse change in the business, operations, assets or financial condition of Valley and Valley’s Subsidiaries on a consolidated basis since December 31, 2007 and to Valley’s knowledge, no fact or condition exists which Valley believes will cause or is likely to cause such a material adverse change in the future.

4.7. Valley and VNB Information. The information relating to Valley and its Subsidiaries to be provided by Valley for inclusion in the Proxy Statement-Prospectus, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for such portions thereof as relate only to Greater Community or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof as relate only to Greater Community or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.8. Capital Adequacy. As of the date of this Agreement Valley has, and at the Effective Time, after taking into effect the Merger and the transactions contemplated hereunder, Valley will have, sufficient capital to satisfy all applicable regulatory capital requirements.

4.9. Valley Common Stock. As of the date hereof, Valley has available and reserved shares of Valley Common Stock sufficient for issuance pursuant to the Merger and upon the exercise of the Warrants. The Valley Common Stock to be issued hereunder pursuant to the Merger, and upon exercise of the Warrants, when so issued, will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all liens, encumbrances or restrictions created by or through Valley, with no personal liability attaching to the ownership thereof. The Warrants to be issued hereunder pursuant to the Merger, and the Valley Common Stock to be issued upon exercise of the Warrants, when so issued, will be registered under the Securities Act and issued in accordance with all applicable state and federal laws, rules and regulations, and such Valley Common Stock will be listed for trading on the New York Stock Exchange (the “NYSE”).

4.10. Legal Proceedings. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor its Subsidiaries is a party to any, and there are no pending or, to Valley’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Valley or any of its Subsidiaries which, if decided adversely to Valley, or any of its Subsidiaries, would have a Material Adverse Effect on Valley. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of Valley’s Subsidiaries is a party to any order, judgment or decree entered against Valley or any such Subsidiary in any lawsuit or proceeding which would have a material adverse effect on the business, operations, assets or financial condition of Valley and its Subsidiaries on a consolidated basis.

4.11. Taxes and Tax Returns. (a) Valley and its Subsidiaries have duly filed (and until the Effective Time will so file) all Returns required to be filed by them in respect of any Taxes and have duly paid (and until the

Effective Time will so pay) all such Taxes due and payable, other than Taxes or other charges which are being contested in good faith. Valley and its Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Valley and its Subsidiaries through such date, which reserves are, to Valley’s knowledge, adequate for such purposes. No deficiencies exist or have been asserted based upon any Returns of Valley or its Subsidiaries.

(b) Except as set forth in the Valley Disclosure Schedule, neither Valley, nor any of its Subsidiaries: (i) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (ii) have participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); and/or (iii) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth in the Valley Disclosure Schedule, (i) Valley and its Subsidiaries have complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Valley and its Subsidiaries have maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Valley.

4.12 Valley Shareholder Approval Not Required. Neither the execution of this Agreement nor the transactions contemplated hereby require the approval of the shareholders of Valley.

4.13. Employee Benefit Plans.

(a) Valley and its Subsidiaries maintain or contribute to certain “employee pension benefit plans” (the “Valley Pension Plans”), as such term is defined in Section 3 of ERISA, and “employee welfare benefit plans” (the “Valley Welfare Plans”), as such term is defined in Section 3 of ERISA. Since September 2, 1974, neither Valley nor its Subsidiaries have contributed to any “Multiemployer Plan”, as such term is defined in Section 3(37) of ERISA.

(b) Except as set forth on the Valley Disclosure Schedule, to Valley’s knowledge, each of the Valley Pension Plans and each of the Valley Welfare Plans has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

(c) To Valley’s knowledge, no “accumulated funding deficiency” within the meaning of Section 412 of the Code has been incurred with respect to any of the Valley Pension Plans.

(d) Except with respect to customary health, life and disability benefits or as disclosed on the Valley Disclosure Schedule, there are no unfunded benefit obligations which are not accounted for by reserves shown on the financial statements of Valley and established under GAAP or otherwise noted on such financial statements.

4.14. Compliance with Applicable Law. Except as set forth on the Valley Disclosure Schedule, Valley and its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to Valley and its Subsidiaries (other than where such default or non-compliance will not result in a material adverse effect on the business, operations, assets or financial condition of Valley and its Subsidiaries on a consolidated basis) and Valley has not received notice of violations of, and does not know of any violations of, any of the above. Without limiting the foregoing, to Valley’s knowledge (i) VNB has complied in all material respects with the CRA and (ii) no person or group would object to the consummation of the Merger due to the CRA performance or rating of VNB. To Valley’s knowledge, except as listed on the Valley Disclosure Schedule, no person or group has adversely commented upon VNB’s CRA performance.

4.15. Environmental Matters. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of its Subsidiaries has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Valley or any of its Subsidiaries (either directly or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or clean-up of any condition material to the business, operations, assets or financial condition of Valley or its Subsidiaries. Except as disclosed in the Valley Disclosure Schedule, Valley has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any property owned or leased by Valley or any of its Subsidiaries in any manner that violates or, after the lapse of time may violate, any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Material Adverse Effect on Valley.

4.16. Reserves. As of the date hereof, the reserve for loan and lease losses in the Valley Financial Statements is, to Valley’s knowledge, adequate based upon past loan loss experiences and potential losses in the current portfolio to cover all known or anticipated loan losses.

4.17. Agreements with Bank Regulators. Except as set forth on the Valley Disclosure Schedule, neither Valley nor any Valley Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Valley been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither VNB nor any Valley Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Greater Community by Valley prior to the date of this Agreement.

4.18. Disclosures. No representation or warranty contained in Article IV of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE V

COVENANTS OF THE PARTIES

5.1. Conduct of the Business of Greater Community. During the period from the date of this Agreement to the Effective Time, Greater Community shall, and shall cause each of its Subsidiaries to, conduct its respective business and engage in transactions permitted hereunder only in the ordinary course and consistent with prudent banking practice, except with the prior written consent of Valley. Greater Community also shall use its best efforts to (i) preserve its business organization and that of each Greater Community Subsidiary intact, (ii) keep available to itself the present services of its employees and those of its Subsidiaries, provided that neither Greater Community nor any of its Subsidiaries shall be required to take any unreasonable or extraordinary act or any action which would conflict with any other term of this Agreement, and (iii) preserve for itself and Valley the goodwill of its customers and those of its Subsidiaries and others with whom business relationships exist.

5.2. Negative Covenants and Dividend Covenants. Greater Community agrees that from the date hereof to the Effective Time, except as otherwise approved by Valley in writing (and with respect to clauses (v), (viii) and (ix) below, which approval shall not be unreasonably delayed or withheld) or as permitted or required by this Agreement, it will not, nor will it permit any of its Subsidiaries to:

(i) change any provision of its Charter Documents;

(ii) change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Greater Community or any Greater Community Subsidiary or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except as set forth in the Greater Community Disclosure Schedule;

(iii) grant any severance or termination pay (other than pursuant to policies of Greater Community in effect on the date hereof and disclosed in the Greater Community Disclosure Schedule or as agreed to by Valley in writing) to, or enter into or amend any employment agreement with, any of its directors, officers or employees, adopt any new employee benefit plan or arrangement of any type or amend any such existing benefit plan or arrangement; or award any increase in compensation or benefits to its directors, officers or employees except for increases in compensation to officers and employees in the usual and ordinary course of business consistent with past practice;

(iv) sell or dispose of any substantial amount of assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, except as set forth in the Greater Community Disclosure Schedule;

(v) make any capital expenditures in excess of $200,000 in the aggregate other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to Valley, except as set forth in the Greater Community Disclosure Schedule;

(vi) file any applications or make any contract with respect to branching or site location or relocation;

(vii) agree to acquire in any manner whatsoever (other than to realize upon on collateral for a defaulted loan) any business or entity;

(viii) make any new investments in securities other than investments in government, municipal or agency bonds having an average maturity or duration of less than five years;

(ix) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP;

(x) take any action that would result in any of the representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time or that would cause any of its conditions to Closing not to be satisfied; or

(xi) agree to do any of the foregoing.

5.3. No Solicitation. So long as this Agreement remains in effect, neither Greater Community nor CB shall, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Valley) concerning any (i) merger of Greater Community or CB, (ii) sale of a majority of the outstanding shares of common stock of Greater Community or CB, (iii) sale of substantial assets or liabilities of Greater Community or CB not in the ordinary course of business, or (iv) similar transactions involving Greater Community or CB (an “Acquisition Transaction”). Notwithstanding the foregoing, Greater Community may enter into discussions or negotiations or provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of Greater Community, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such discussions or negotiations should be commenced or such information should be furnished. Greater Community shall promptly communicate to Valley the terms of any proposal, whether written or oral, which it may receive in respect of any such Acquisition Transaction and the fact that it is having discussions or negotiations with a third party about an Acquisition Transaction.

5.4. Current Information. During the period from the date of this Agreement to the Effective Time, Greater Community will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Valley regarding Greater Community’s business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. Without limiting the foregoing, Greater Community shall provide Valley with forty eight (48) hours’ prior written notice before it or any of its Subsidiaries issue any new loan or lease, extension of credit, or renewal of an existing loan, extension of credit, or lease in excess of $1,000,000, or increase by $1,000,000 or more the aggregate credit outstanding or lease commitment, and provide Valley with a copy of the loan offering for any such loan, extension of credit, lease, or renewal upon request. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Effective Time, Greater Community will deliver to Valley CB’s call reports filed with the Department and the FDIC.

5.5. Access to Properties and Records; Confidentiality.

(a) Greater Community and CB shall permit Valley and its representatives, and Valley and VNB shall permit Greater Community and its representatives, accompanied by an officer of the respective party, reasonable access to their respective properties, and shall disclose and make available to Valley and its representatives or Greater Community and its representatives as the case may be, all books, papers and records relating to their respective assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Tax records, minute books of directors’ and shareholders’ meetings, Charter Documents, material contracts and agreements, filings with any regulatory authority, independent auditors’ work papers (subject to the receipt by such auditors of a standard access representation letter), litigation files, plans affecting employees, and any other business activities or prospects in which Valley and its representatives or Greater Community and its representatives may have a reasonable interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. The parties will use their best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Greater Community acknowledges that Valley may be involved in discussions concerning potential acquisitions of banks and other entities and Valley shall not be obligated to disclose such information to Greater Community except as such information is publicly disclosed by Valley.

(b) All information furnished by the parties hereto previously in connection with transactions contemplated by this Agreement or pursuant hereto shall be used solely for the purpose of evaluating the Merger contemplated hereby and shall be treated as the sole property of the party delivering the information until consummation of the Merger contemplated hereby and, if such Merger shall not occur, each party and each party’s advisors shall return to the other party all documents or other materials containing, reflecting or referring to such information, will not retain any copies of such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. In the event that the Merger contemplated hereby is abandoned, all documents, notes and other writings prepared by a party hereto or its advisors based on information furnished by the other party shall be promptly destroyed. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the other party; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving such information; or (D) was disclosed to the party receiving such information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

(c) Without limiting the rights provided under Section 5.5(a), each of Valley and Greater Community, for a period of 45 calendar days following the date of this Agreement, shall have the right to conduct a full and complete acquisition audit and to perform such due diligence as it deems appropriate, using its own officers and employees or third parties, for purposes of determining whether there is a material breach of any representation or warranty hereunder or a material adverse change in the business or financial condition of the other party. Such acquisition audit or due diligence shall not be limited or restricted by virtue of any audit or due diligence performed before the date hereof or for any other reason, but shall not unduly interfere with the business of the other party.

5.6. Regulatory Matters.

(a) For the purposes of holding the Shareholders Meeting (as defined in Section 5.7) and qualifying under applicable federal and state securities laws the Valley Common Stock and the Warrants to be issued to Greater Community shareholders in connection with the Merger, the parties hereto shall cooperate in the preparation and filing by Valley with the SEC of a Registration Statement including a proxy statement and prospectus satisfying all applicable requirements of applicable state and federal laws, including the Securities Act, the Exchange Act and applicable state securities laws and the rules and regulations thereunder (such proxy statement and prospectus in the form mailed by Greater Community to its shareholders together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus” and the various documents to be filed by Valley under the Securities Act with the SEC to register the Valley Common Stock for sale, including the Proxy Statement-Prospectus, are referred to herein as the “Registration Statement”).

(b) Valley shall furnish Greater Community with such information concerning Valley and its Subsidiaries as is necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to such entities, to comply with Section 5.6(a) hereof. Valley agrees promptly to advise Greater Community if at any time prior to the Shareholders Meeting any information provided by Valley in the Proxy Statement-Prospectus becomes incorrect or incomplete in any material respect and promptly to provide Greater Community with the information needed to correct such inaccuracy or omission. Valley shall promptly furnish Greater Community with such supplemental information as may be necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to Valley and the Valley Subsidiaries, to comply with Section 5.6(a) after the mailing thereof to Greater Community’s shareholders.

(c) Greater Community shall furnish Valley with such information concerning Greater Community as is necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to Greater Community, to comply with Section 5.6(a) hereof. Greater Community agrees promptly to advise Valley if at any time prior to the Shareholders Meeting, any information provided by Greater Community in the Proxy Statement-Prospectus becomes incorrect or incomplete in any material respect and promptly to provide Valley with the information needed to correct such inaccuracy or omission. Greater Community shall promptly furnish Valley with such supplemental information as may be necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to Greater Community and CB to comply with Section 5.6(a) after the mailing thereof to Greater Community’s shareholders.

(d) Valley shall as promptly as practicable make such filings, if any, as are necessary in connection with the offering of the Valley Common Stock and the Warrants with applicable state securities agencies and shall use all reasonable efforts to qualify the offering of such stock and Warrants under applicable state securities laws at the earliest practicable date. Greater Community shall promptly furnish Valley with such information regarding Greater Community shareholders as Valley requires to enable it to determine what filings are required hereunder. Greater Community authorizes Valley to utilize in such filings the information concerning Greater Community and CB provided to Valley in connection with, or contained in, the Proxy Statement-Prospectus. Valley shall furnish Greater Community’s counsel with copies of all such filings and keep Greater Community advised of the status thereof. Valley and Greater Community shall as promptly as practicable file the Registration Statement containing the Proxy Statement-Prospectus with the SEC, and each of Valley and Greater Community shall promptly notify the other of all communications, oral or written, with the SEC concerning the Registration Statement and the Proxy Statement-Prospectus.

(e) Valley shall cause the Valley Common Stock issuable pursuant to the Merger to be listed on the NYSE at the Effective Time. Valley shall cause the Valley Common Stock which shall be issuable pursuant to exercise of Warrants to be accepted for listing on the NYSE when issued.

(f) Valley shall use reasonable efforts to cause the Warrants to be listed on the NASDAQ Stock Market or other national securities exchange, if possible; provided that the decision to list shall be subject to Valley’s reasonable business discretion based upon the cost of such listing and the listing standards. Valley shall make the listing decision as soon as practical and, if possible, before the Proxy Statement-Prospectus is finalized for mailing.

(g) The parties hereto will cooperate with each other and use all reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as possible, including, without limitation, those required by the OCC, the FDIC, the FRB and the Department. The parties shall each have the right to review in advance and comment on all information relating to the other, as the case may be, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement. Valley and VNB shall use their best efforts to cause their applications to the OCC and the FRB to be filed within thirty (30) days of the date hereof. Greater Community shall deliver to Valley within ten (10) days of the date hereof all information necessary to complete such application as requested in writing by Valley. Valley shall provide to Greater Community drafts of all filings and applications referred to in this Section 5.6(g) and shall give Greater Community the opportunity to comment thereon prior to their filing.

(h) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

(i) Greater Community acknowledges that Valley is in or may be in the process of acquiring other banks and other entities and that in connection with such acquisitions, information concerning Greater Community may be required to be included in the registration statements, if any, for the sale of securities of Valley or in SEC reports in connection with such acquisitions. Greater Community agrees to provide Valley with any information, certificates, documents or other materials about Greater Community as are reasonably necessary to be included in such other SEC reports or registration statements, including registration statements which may be filed by Valley prior to the Effective Time. Greater Community shall use its reasonable efforts to cause its attorneys and accountants to provide Valley and any underwriters for Valley with any consents, comfort letters, opinion letters, reports or information which are necessary to complete the registration statements and applications for any such acquisition or issuance of securities. Valley shall reimburse Greater Community for reasonable expenses thus incurred by Greater Community should this transaction be terminated for any reason. Valley shall not file with the SEC any registration statement or amendment thereto or supplement thereof containing information regarding Greater Community unless Greater Community shall have consented in writing to such filing, which consent shall not be unreasonably delayed or withheld.

(j) Between the date of this Agreement and the Effective Time, Greater Community shall cooperate with Valley to reasonably conform Greater Community’s policies and procedures regarding applicable regulatory matters, to those of Valley as Valley may reasonably identify to Greater Community from time to time, provided that any required change in Greater Community’s practices need not be effected (A) more than five days prior to the Effective Time and (B) unless and until all necessary regulatory, governmental and shareholder approvals and consents have been received, all statutory waiting periods in respect thereof have expired, Valley agrees in writing that all conditions precedent to the Closing have occurred (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), and Valley has provided the Closing Notice. To the extent that Greater Community or the Greater Community Subsidiaries are not in compliance with Flood Insurance Laws and regulations, they shall promptly take all actions necessary to bring Greater Community and the Greater Community Subsidiaries into compliance prior to the Closing.

5.7. Approval of Shareholders. Greater Community will (i) take all steps necessary duly to call, give notice of, convene and hold a meeting of the shareholders of Greater Community (such meeting or any adjournment thereof, the “Shareholders Meeting”) for the purpose of securing the approval of shareholders of this Agreement, (ii) subject to the qualification set forth in Section 5.3 hereof and the right not to make a recommendation or to withdraw a recommendation if Greater Community’s Board of Directors, after consulting with counsel, determines in the exercise of its fiduciary duties that such recommendation should not be made or should be withdrawn, recommend to the shareholders of Greater Community the approval of this Agreement and the transactions contemplated hereby and use its reasonable best efforts to obtain, as promptly as practicable, such approval, and (iii) cooperate and consult with Valley with respect to each of the foregoing matters. Within five days of the date of execution of this Agreement, Greater Community shall cause each of the directors of Greater Community in their capacity as shareholders and John L. Soldoveri to execute and deliver to Valley a Voting Agreement, the form of which is attached hereto as Exhibit C.

5.8. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to the Closing and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its best efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is otherwise a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

5.9. Public Announcements. The parties hereto shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation or as to which the party releasing such information has used its best efforts to discuss with the other party in advance.

5.10. Failure to Fulfill Conditions. In the event that Valley or Greater Community determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to November 30, 2008 (the “Cutoff Date”) and that it will not waive that condition, it will promptly notify the other party. Except for any acquisition or merger discussions Valley may enter into with other parties, Greater Community and Valley will promptly inform the other of any facts applicable to Greater Community or Valley, respectively, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any governmental authority or which would otherwise prevent or materially delay completion of the Merger.

5.11. Disclosure Delivery and Disclosure Supplements.

(a) Promptly, and in any event within ten days of the date hereof, Greater Community shall deliver to Valley and its counsel a binder containing true copies of all documents specifically required to be attached as set forth in the applicable Greater Community Disclosure Schedule. From time to time prior to the Effective Time, Greater Community shall deliver to Valley and its counsel true copies of such other documents referred to or described in the Greater Community Disclosure Schedule, or otherwise, as requested by Valley and/or its counsel.

(b) From time to time prior to the Effective Time, each party hereto will promptly supplement or amend (by written notice to the other) its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered materially inaccurate thereby. If the disclosure contained in any such supplement (i) relates to events occurring before execution of this Agreement or (ii) alone or together with other supplements or amendments materially adversely affects the representation to which the amendment or supplement relates, the party receiving the amendment or supplement may determine not to accept it as a modification of the relevant representation. Notice of such determination, if made, shall be given by the receiving party to the other party not later than 15 days after it received the disclosure in question. If such notice is not timely given, or if the disclosure in question did not contain any matter of the nature specified in clause (i) or (ii) of the second preceding sentence, the relevant representation shall be deemed modified by the disclosure in the amendment or supplement with the same effect as though that disclosure had been included in the relevant Disclosure Schedule as furnished prior to execution of this Agreement.

5.12 Transaction Expenses of Greater Community.

(a) For planning purposes, Greater Community shall, within 30 days from the date hereof, provide Valley with its estimated budget of transaction-related expenses reasonably anticipated to be payable by Greater Community in connection with this transaction based on facts and circumstances currently known, including the fees and expenses of counsel, accountants, investment bankers and other professionals. Greater Community shall promptly notify Valley if or when it determines that it will expect to exceed its budget. Prior to signing this Agreement, Greater Community has disclosed to Valley the method by which the fees of its investment bankers and counsel in connection with this transaction are to be determined, and has disclosed to Valley the fees of its counsel in connection with this transaction through a recent date.

(b) Promptly, but in any event within 30 days, after the execution of this Agreement, Greater Community shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Greater Community shall accrue and/or pay all of such amounts as soon as possible.

(c) Greater Community shall cause its professionals to render monthly invoices within 30 days after the end of each month. Greater Community shall notify Valley monthly of all out-of-pocket expenses which Greater Community has incurred in connection with this transaction.

(d) Valley, in reasonable consultation with Greater Community, shall make all arrangements with respect to the printing and mailing of the Proxy Statement-Prospectus.

5.13. Closing. The parties hereto shall cooperate and use reasonable efforts to try to cause the Effective Time to occur on or before July 31, 2008.

5.14. Indemnification.

(a) For a period of six years after the Effective Time, Valley shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Greater Community (collectively, the “Greater Community Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, without limitation, reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Greater Community Indemnitee (“Costs”) by reason of the fact that he or she is or was a director or officer of Greater Community or acted as a director or officer of a third party at the request of Greater Community, in connection with, arising out of or relating to any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) (each a “Claim” and collectively, “Claims”), including without limitation any Claim which is based upon, arises out of or in any way relates to the Merger, this Agreement, any of the transactions contemplated by this Agreement, the Greater Community Indemnitee’s service as a member of the Board of Directors of Greater Community or any committee thereof, the events leading up to the execution of this Agreement, any statement, announcement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, in each case to the fullest extent which Greater Community would have been permitted under any applicable law and its Charter Documents had the Merger not occurred (and Valley shall also advance expenses as incurred to the fullest extent so permitted).

(b) From and after the Effective Time, Valley shall assume and honor any obligation of Greater Community immediately prior to the Effective Time with respect to the indemnification of the Greater Community Indemnitees arising out of the Charter Documents of Greater Community or arising out of any written indemnification agreements between Greater Community and such persons disclosed in the Greater Community Disclosure Schedule, as if such obligations were pursuant to a contract or arrangement between Valley and such Greater Community Indemnitees.

(c) In the event Valley or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Valley assume the obligations set forth in this Section 5.14.

(d) Valley shall cause Greater Community’s officers and directors to be covered, for a period of six years after the Effective Time, at Valley’s option, under (i) Valley’s then current officers’ and directors’ liability insurance policy (providing substantially similar coverage to Greater Community’s officers and directors such officers and directors had under Greater Community’s existing policy), or (ii) an extension of Greater Community’s existing officers’ and directors’ liability insurance policy. However, Valley shall only be required to insure such persons upon terms and for coverages substantially similar to Greater Community’s existing officers’ and directors’ liability insurance, and if such coverage over a six year period would in the aggregate cost more than 200% of the annual premium currently paid by Greater Community for such coverage, then Valley shall be required only to obtain such coverage as may be obtained by an expenditure equal to 200% of the annual premium currently paid by Greater Community for such coverage.

(e) Any Greater Community Indemnitee wishing to claim indemnification under this Section 5.14 shall promptly notify Valley upon learning of any Claim, but the failure to so notify shall not relieve Valley of any liability it may have to such Greater Community Indemnitee if such failure does not materially prejudice Valley. In the event of any Claim (whether arising before or after the Effective Time) as to which indemnification under this Section 5.14 is applicable, (x) Valley shall have the right to assume the defense thereof and Valley shall not be liable to such Greater Community Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Greater Community Indemnitee in connection with the defense thereof, except that if Valley elects not to assume such defense, or counsel for the Greater Community Indemnitees advises that there are issues which raise conflicts of interest between Valley and the Greater Community Indemnitees, the Greater Community Indemnitees may retain counsel satisfactory to them, and Valley shall pay the reasonable fees and expenses of such counsel for the Greater Community Indemnitees as statements therefor are received; provided, however, that Valley shall be obligated pursuant to this Section 5.14(e) to pay for only one firm of counsel for all Greater Community Indemnitees in any jurisdiction with respect to a matter unless the use of one counsel for multiple Greater Community Indemnitees would present such counsel with a conflict of interest that is not waivable by the Greater Community Indemnitees, and (y) the Greater Community Indemnitees will cooperate in the defense of any such matter. Valley shall not be liable for settlement of any claim, action or proceeding hereunder unless such settlement is effected with its prior written consent, which will not be unreasonably withheld. Notwithstanding anything to the contrary in this Section 5.14, Valley shall not have any obligation hereunder to any Greater Community Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Greater Community Indemnitee in the manner contemplated hereby is prohibited by applicable law or public policy.

5.15. Employment and Director Matters.

(a) Following consummation of the Merger, Valley will honor the existing written employment and severance contracts with officers and employees of Greater Community and CB that exist on the date hereof and are included in the Greater Community Disclosure Schedule.

(b) Before or following consummation of the Merger, Valley will decide whether to continue each of CB and/or Greater Community’s pension and welfare plans for the benefit of employees of CB and Greater Community, or to have such employees become covered under a Valley Pension and Welfare Plan. Subject to the foregoing, following consummation of the Merger, Valley shall make available to all employees and officers of Greater Community who become employed by VNB coverage under the benefit plans generally available to VNB’s employees and officers (including pension and health and hospitalization) on the terms and conditions available to VNB’s employees and officers with no uninsured waiting periods for enrollment in Valley or VNB medical and dental plans for Greater Community employees and their dependents. No prior existing condition limitation not currently imposed by Greater Community or CB medical or dental plans shall be imposed with respect to Valley’s or VNB’s medical and dental plans on Greater Community or CB employees. Greater Community and CB employees shall receive credit for any deductibles paid under Greater Community and CB existing medical and dental plans. Greater Community employees will be given credit for voting and eligibility purposes (but not for benefit and accrual purposes) under Valley’s or VNB’s medical, life, vacation, sick leave, disability and other welfare plans for prior service with Greater Community, and Greater Community’s employees will be granted credit for such prior service with Greater Community, solely for purposes of eligibility and vesting under Valley’s or VNB’s 401(k) plan. No Greater Community employee will be given credit for prior service under Valley’s or VNB’s Pension Plan.

(c) Valley intends to give priority consideration to Greater Community and CB Employees for open positions at Valley and its Subsidiaries to the extent their jobs with Greater Community or CB are eliminated in connection with the Merger.

(d) Following the consummation of the Merger and for one year thereafter, VNB shall, to the extent not duplicative of other severance benefits, pay severance to Greater Community and CB employees in accordance with Valley’s written severance policy (except that Greater Community and CB employees will receive 2 weeks of salary for each year of service without cap) and shall provide out placement assistance to each employee with a position of Vice President or above at no cost to such employees, provided, however, that Valley shall not be required to expend more than $5,000 per employee with regard to such out placement assistance.

(e) Greater Community shall be entitled to name one non-management director to the Valley Board of Directors, subject to the Valley Board of Directors’ Nominating and Corporate Governance Committee approval process. Valley shall use its best efforts to take all applicable corporate action to commence the approval process so that such individual is added to the Valley Board of Directors upon or promptly following the Closing Date.

(f) Each non-management Greater Community director, other than the individual appointed to the Valley Board of Directors, shall be offered the opportunity to participate in a Valley regional advisory board which will be established in the Passaic County, New Jersey area.

5.16. Tax-Free Reorganization Treatment. Neither Valley nor Greater Community shall intentionally take, fail to take or cause to be taken or not taken, any action within its control, which would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.17. Bank Policies and Bank Mergers. Notwithstanding that Greater Community believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Greater Community recognizes that Valley may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time and in order to formulate the plan of integration for the Bank Merger, Greater Community and Valley shall consult and cooperate with each other with respect to (i) conforming to the extent appropriate, based upon such consultation, Greater Community’s loan, accrual and reserve policies and Greater Community’s other policies and procedures regarding applicable regulatory matters, including without limitation Federal Reserve, Bank Secrecy Act and FDIC matters, to those policies of Valley as Valley may reasonably identify to Greater Community from time to time, and (ii) conforming, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of Greater Community and CB to the extent appropriate; provided that any required change in Greater Community’s practices in connection with the matters described above need not be effected (A) more than five days prior to the Effective Time and (B) unless and until all necessary regulatory, governmental and shareholder approvals and consents have been received, all statutory waiting periods in respect thereof have expired, Valley agrees in writing that all conditions precedent to the Closing have occurred (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), and Valley has provided the Closing Notice. No accrual or reserve made by Greater Community or any Greater Community Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.1(e) or Section 7.1(f) hereof.

5.18 Certain Tax Matters. With respect to each compensatory agreement and arrangement of Greater Community, each Greater Community Pension Plan and each Greater Community Welfare Plan, in each case subject to Section 409A of the Code (if any), Greater Community shall amend each such plan or cause each such plan to be amended to the extent necessary to comply with Section 409A of the Code prior to the Effective Time. Such amendments shall be provided to Valley and its counsel at least ten days prior to their proposed adoption by Greater Community or CB and shall be subject to the prior written approval of Valley, which shall not be unreasonably withheld.

5.19. Valley Board Observer. From the date hereof, Greater Community and CB shall provide Valley with reasonable advance notice of any meetings or other proceedings of the Board of Directors of Greater Community and CB and Valley shall have the right to have an observer present at any such meetings or proceedings. Greater Community and CB shall provide Valley and its counsel with the written minutes of any such meetings or proceedings.

ARTICLE VI

CLOSING CONDITIONS

6.1. Conditions of Each Party’s Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

(a) Approval of Shareholders; SEC Registration. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Greater Community. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

(b) Regulatory Filings. All necessary regulatory or governmental approvals and consents (including without limitation any required approval of the OCC and any approval or waiver required by the FRB) required to consummate the transactions contemplated hereby shall have been obtained without any term or condition which would materially impair the value of Greater Community and CB, taken as a whole, to Valley. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof shall have expired. Both VNB and CB shall have taken all necessary action to consummate the Bank Merger immediately after the Effective Time.

(c) Suits and Proceedings. No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger or the Bank Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or the Bank Merger or obtain other substantial monetary or other relief against one or more parties hereto in connection with this Agreement and which Valley or Greater Community determines in good faith, based upon the advice of their respective counsel, and taking into consideration insurance coverage, if any, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger or the Bank Merger.

(d) Tax Opinion. Valley shall use its best efforts so that Greater Community and Valley shall have received an opinion of Day Pitney LLP reasonably satisfactory in form and substance to Greater Community and its counsel and to Valley based, in each case, upon representation letters required by Day Pitney LLP, dated on or about the date of such opinion, and such other facts and representations as counsel may reasonably deem relevant, to the effect that: (i) the Merger will be treated for federal income tax purposes as a “reorganization” qualifying under the provisions of Section 368 of the Code; and (ii) no gain or loss will be recognized for federal income tax purposes to Valley, Greater Community, VNB or CB or to the shareholders of Greater Community upon the exchange of Greater Community Common Stock solely for Valley Common Stock and the Warrants. The tax opinions of Day Pitney LLP, summarized above are or will be based, among other things, on representations contained in certificates of the officers of Greater Community and Valley.

(e) NYSE Listing. The Valley Common Stock shall have been approved for listing on the NYSE.

6.2. Conditions to the Obligations of Valley Under this Agreement. The obligations of Valley under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Greater Community and CB. The representations and warranties of Greater Community contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. Greater Community shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has been the subject of a supplement or amendment to the Greater Community Disclosure Schedule, that representation or warranty shall be deemed modified by the disclosure contained in such supplement or amendment only under the circumstances set forth in Section 5.11.

(b) Consents. Valley shall have received the written consents of any person whose consent to the transactions contemplated hereby is required under the applicable instrument.

(c) CB Action. CB shall have taken all necessary corporate action to effectuate the Bank Merger immediately following the Effective Time.

(d) Legal Fees. Greater Community shall have furnished Valley with letters from all attorneys representing Greater Community and CB in any matters confirming that all material legal fees have been paid in full for services rendered as of the Effective Time.

(e) Merger Related Expense. Greater Community shall have provided Valley with an accounting of all merger related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred but as to which invoices have not been submitted as of the Closing Date. The merger related expenses of Greater Community, other than printing expenses (which are within the control of Valley) shall be reasonable, taking into account normal and customary billing rates, fees and expenses for similar transactions.

(f) Oritani Merger Agreement. The Oritani Merger Agreement shall have been terminated and, to the knowledge of Valley and Greater Community, neither Oritani nor any other person shall have made a claim or instituted any suit, action or other proceeding regarding the Oritani Merger Agreement other than a claim for a termination fee by Oritani under such agreement not in excess of $700,000.

(g) Certificates. Greater Community shall have furnished Valley with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.2 as Valley may reasonably request.

6.3. Conditions to the Obligations of Greater Community Under this Agreement. The obligations of Greater Community under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Valley. The representations and warranties of Valley contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. Valley shall have performed in all material respects, the agreements, covenants and obligations to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has been the subject of a supplement or amendment to the Valley Disclosure Schedule, that representation or warranty shall be deemed modified by the disclosure contained in such supplement or amendment only under the circumstances set forth in Section 5.11.

(b) VNB Action. VNB shall have taken all necessary corporate action to effectuate the Bank Merger immediately following the Effective Time.

(c) Warrant Agreement. Valley shall have, at the Closing, entered into a Warrant Agreement with a warrant agent to be chosen in the sole discretion of Valley.

(d) Certificates. Valley shall have furnished Greater Community with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 6.3 as Greater Community may reasonably request.

ARTICLE VII

TERMINATION

7.1 Permissive Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Greater Community:

(a) by mutual consent of Greater Community and Valley;

(b) by either Valley or Greater Community upon written notice to the other party (i) 60 days after the date on which any request or application for a required regulatory approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining (other than on a temporary basis) or otherwise prohibiting the Merger;

(c) by either Valley or Greater Community, if the Merger shall not have been consummated on or before the Cutoff Date unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Valley or Greater Community if the approval of the shareholders of Greater Community required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Valley or Greater Community (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 20 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing, and which breach of a representation or warranty, would, individually or in the aggregate with other breaches, result in a Material Adverse Effect with respect to the party committing such breach;

(f) by either Valley or Greater Community (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party hereto, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

(g) by Greater Community, if Greater Community’s Board of Directors shall have approved a definitive agreement reflecting an Acquisition Transaction (the “Alternative Agreement”), but only if (1) at least 48 hours prior to entering into the Alternative Agreement, Greater Community provides a copy of the Alternative Agreement to Valley, (2) the Board of Directors of Greater Community, after consultation with outside legal counsel and after considering any response that Valley may have after reviewing the Alternative Agreement, determines in good faith that approving the Alternative Agreement is legally necessary for the proper discharge of its fiduciary duties under applicable law, (3) the Board of Directors of Greater Community, after consultation with its financial advisor and after considering any response that Valley may have after reviewing the Alternative Agreement, determines in good faith that the transactions contemplated by the Alternative Agreement are reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the transaction and the party offering to enter into the Alternative Agreement, and would, if consummated, be more favorable to the shareholders of Greater Community than the transaction contemplated by this Agreement and any transaction then being proposed by Valley; and (4) prior to terminating this Agreement, Greater Community (A) delivers to Valley a written acknowledgment, in form and substance reasonably satisfactory to Valley, that upon consummation of the first closing contemplated by the Alternative Agreement, Greater Community (and its successors) shall be obligated to pay to Valley the Valley Termination Fee (as hereinafter defined) and the Valley Termination Expenses (as hereinafter defined) and (B) delivers to Valley a release signed by the parties to the Alternative Agreement, which release shall be in form and substance reasonably satisfactory to Valley and shall irrevocably waive any right the releasing parties may have to challenge the payment to Valley of the Valley Termination Fee and the payment to Valley of the Valley Termination Expenses;

(h) by Valley, if an event occurs which may give rise to the payment of a Valley Termination Fee and/or Valley Termination Expenses pursuant to Section 7.3;

(i) by Valley if the conditions set forth in Sections 6.1 and 6.2 are not satisfied and are not capable of being satisfied by the Cutoff Date; or

(j) by Greater Community if the conditions set forth in Sections 6.1 and 6.3 are not satisfied and are not capable of being satisfied by the Cutoff Date.

7.2. Effect of Termination. In the event of termination of this Agreement by either Valley or Greater Community as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that Sections 7.1, 7.3 and 7.4 shall survive any termination of this Agreement.

7.3. Valley Termination Fee; Expenses. In the event that at any time after the date of this Agreement (A) the Greater Community Shareholders Meeting shall have been adjourned or canceled without the written consent of Valley, which written consent shall not be unreasonably delayed or withheld with respect to an adjournment if such adjournment is sought for the sole purpose of obtaining required Greater Community Shareholder approval of the Merger, such adjournment not to exceed 45 days, (B) the Board of Directors of Greater Community shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to Valley, its recommendation, or shall have failed to reconfirm its recommendation, that the shareholders of Greater Community approve the transactions contemplated by this Agreement, or (C) Greater Community shall have breached any covenant or obligation contained in this Agreement and such breach would entitle Valley to terminate this Agreement, and in any such case this Agreement is terminated, then Greater Community shall pay to Valley on the date of such termination an amount equal to the out-of-pocket expenses incurred by Valley in connection with the transactions contemplated by this Agreement (as itemized by Valley) (the “Valley Termination Expenses”). If such termination covered by items (A) through (C) above occurs after either (x) a bona fide Acquisition Transaction shall have been communicated to Greater Community or (y) after the date hereof, it shall have been publicly announced that any person other than Valley or any Subsidiary of Valley shall have made a bona fide proposal by public announcement or written communication that becomes the subject of public disclosure to engage in a merger, consolidation or similar transaction with, or a purchase or other acquisition of all or substantially all of the assets or a majority of the outstanding shares of Common Stock of, Greater Community, then, in any such case, Greater Community shall, concurrent with the consummation of an Acquisition Event (as hereinafter defined) occurring within 12 months after such termination, pay to Valley (I) a fee of Six Million Dollars ($6,000,000) (the “Valley Termination Fee”) and (II) the Valley Termination Expenses. For purposes of this Agreement, the term “Acquisition Event” shall mean the earlier to occur of (x) the signing of a definitive agreement to enter into an Acquisition Transaction and (y) the first closing contemplated by an Acquisition Transaction. Notwithstanding anything to the contrary in this Agreement, payment by Greater Community of the Valley Termination Fee shall be Valley’s sole and exclusive remedy against Greater Community and/or its Subsidiaries, or any officers, directors, employees, representatives or agents of Valley and/or its Subsidiaries in connection with a termination of this Agreement under this Section 7.3.

7.4 Greater Community Termination Fee. In the event that at any time after the date of this Agreement, Valley shall have willfully and without reasonable justification breached a covenant or agreement contained in this Agreement and such breach has resulted in a termination of this Agreement by Greater Community in accordance with Section 7.1(f) (subject to the right of Valley to cure set forth therein), Valley shall, pay to Greater Community on the date of such termination an amount equal to Seven Hundred Thousand Dollars ($700,000) (the “Greater Community Termination Fee”). Notwithstanding anything to the contrary in this Agreement, Greater Community’s sole and exclusive remedy against Valley and/or its Subsidiaries, or any officers, directors, employees, representatives or agents of Valley or its Subsidiaries, in connection with a termination of this Agreement shall be the right to receive the Greater Community Termination Fee.

ARTICLE VIII

MISCELLANEOUS

8.1. Expenses. Except as set forth above, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses, except that the cost of printing and mailing the Proxy Statement-Prospectus shall be borne equally by the parties hereto if the transaction is terminated.

8.2. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier with confirming copy sent the same day by registered or certified mail, postage prepaid, as follows:

(a)	If to Valley, to:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Attn.: Gerald Lipkin

           Chairman, President and Chief Executive Officer

Facsimile No. (973) 305-8415

Copy to:

Day Pitney LLP

Attn.: Ronald H. Janis, Esq.

7 Times Square

New York, NY 10036

Facsimile No. (212) 916-2940

(b)	If to Greater Community, to:

Greater Community Bancorp

55 Union Boulevard

Totowa, New Jersey 07512

Attn.: Anthony M. Bruno, Jr.

           Chairman, President and Chief Executive Officer

Facsimile No. (973) 942-9816

Copy to:

Quarles & Brady LLP

Attn.: Walter J. Skipper, Esq.

411 East Wisconsin Avenue

Milwaukee, WI 53202

Facsimile No. (414) 978-8976

or such other addresses as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of the date so delivered or telecopied and mailed.

8.3. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of Valley, Greater Community, VNB and CB and their respective successors. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement, except for the rights conferred upon Greater Community Indemnitees pursuant to Section 5.14 hereof.

8.4. Entire Agreement. This Agreement, the Confidentiality Agreement between Valley and Greater Community dated March 6, 2008, the Disclosure Schedules hereto and the other documents, agreements and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire agreement among the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior negotiations, arrangements or understandings, written or oral, with respect thereto. If any provision of this Agreement is found invalid, it shall be considered deleted and shall not invalidate the remaining provisions.

8.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

8.6. Governing Law. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof.

8.7. Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

8.8. Survival. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those agreements and covenants set forth in Section 5.14 which shall survive the Merger, shall terminate as of the Effective Time. The provisions of Sections 5.5(b), 7.3, 7.4 and the Confidentiality Agreement, shall survive the termination of this Agreement.

IN WITNESS WHEREOF, Valley and Greater Community have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALLEY NATIONAL BANCORP

By:	/s/ GERALD H. LIPKIN
Gerald H. Lipkin Chairman, President and Chief Executive Officer

GREATER COMMUNITY BANCORP

By:	/s/ ANTHONY M. BRUNO, JR.
Anthony M. Bruno, Jr. Chairman, President and Chief Executive Officer

APPENDIX B

WARRANT AGREEMENT

Agreement, dated as of this     day of     , 2008, by and between Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”) and American Stock Transfer & Trust Company (the “Warrant Agent”)

WITNESSETH

WHEREAS, Valley and Greater Community Bancorp, a New Jersey corporation and registered bank holding company (“Greater Community”), have entered into an Agreement and Plan of Merger dated as of March 19, 2008 (the “Merger Agreement”); and

WHEREAS, the Merger Agreement provides that (i) Greater Community shall be merged with and into Valley, (ii) each issued and outstanding shares of common stock, $0.50 par value per share, of Greater Community (“Greater Community Common Stock”) shall be converted into 0.95 of a share of no par value common stock of Valley (“Valley Common Stock”) and 0.10 of a warrant to acquire a share of Valley Common Stock (a “Warrant”), which warrants shall be exercisable at a price of $[            ] per share of Valley Common Stock (“Warrant Price”), and (ii) that all validly outstanding options to acquire Greater Community Common Stock shall be cancelled in accordance with the terms of the Merger Agreement and that holders of options to acquire Greater Community Common Stock shall receive the consideration set forth in the Merger Agreement; and

WHEREAS, an aggregate of [            ] Warrants shall be originally issued to holders of Greater Community Common Stock pursuant to the terms of the Merger Agreement and this Warrant Agreement, and each Warrant shall represent the right to acquire one share of Valley Common Stock, subject to adjustment as described herein; and

WHEREAS, Valley desires to appoint the Warrant Agent to act on its behalf in connection with the (i) issuance, transfer and exchange of the certificates representing the Warrants (the “Warrant Certificates”), (ii) the exercise of the Warrants by the holders thereof (together with any registered successors or assigns, the “Holders”) and (iii) the adjustment of Warrants upon the occurrence of certain events as contained herein;

NOW, THEREFORE, the parties hereto hereby agree as

SECTION 1. APPOINTMENT OF WARRANT AGENT. Valley hereby appoints the Warrant Agent as its agent to issue the Warrant Certificates, as set forth herein, subject to resignation or replacement as provided herein. The Warrant Agent agrees to accept such appointment, subject to the terms and conditions as set forth herein and to issue, transfer and exchange the Warrant Certificates pursuant to the terms of the Merger Agreement and as provided for herein and to notify Valley’s transfer agent to issue the certificates representing the appropriate number of shares of Valley Common Stock (or other consideration) upon exercise of the Warrants. Valley agrees to issue and honor the Warrants on the terms and conditions as herein set forth and to instruct its transfer agent to issue its Valley Common Stock upon notice from the Warrant Agent of the proper exercise of any Warrant. The Warrant Agent is hereby empowered to enforce any rights of the Holders for the benefit of any Holder subject to the terms and conditions contained herein.

SECTION 2. ISSUANCE OF WARRANT CERTIFICATES

2.1. Form of Warrant Certificate. All Warrants shall issued substantially in the form of the Warrant Certificate annexed hereto as Exhibit A attached hereto. The terms of any such Certificate are incorporated herein by reference.

2.2. Execution of Warrants. No Warrants shall have been duly and validly issued until a Holder has received a Warrant Certificate executed by the Chairman, President and CEO of Valley and the Corporate Secretary of Valley and such Certificate is countersigned by an authorized officer of the Warrant Agent. Any Warrant Certificates may be executed by such officers of Valley by means of a facsimile signature. The Warrant Agent shall maintain the register of all Holders.

2.3. Maximum Number of Warrants. Valley hereby authorizes the Warrant Agent to issue an aggregate of [            ] Warrants pursuant to the terms hereof and pursuant to the terms of the Merger Agreement, subject to adjustment as hereafter provided in Section 4 hereof.

2.4. Initial Holders. The Exchange Agent (as defined in the Merger Agreement) shall deliver to the Warrant Agent a list of the names of the persons who shall be the initial Holders of the Warrants and the number of Warrants to which each such person is entitled. The Warrant Agent is hereby authorized by Valley to promptly issue Warrant Certificates for [            ] Warrants upon receipt of the written request of the Exchange Agent, which shall include the list referred to in the preceding sentence. Valley shall deliver to the Warrant Agent, along with this Warrant Agreement, a sufficient number of duly executed Warrant Certificates. The Warrant Certificates requested by the Exchange Agent shall be completed and countersigned by the Warrant Agent and promptly delivered to the Exchange Agent to be mailed or delivered to the Holders pursuant to the terms hereof and pursuant to the tens of the Merger Agreement. When requested by the Warrant Agent, from time to time hereafter, Valley will execute additional Warrant Certificates in blank for the Warrant Agent to issue hereunder.

2.5. Rights Of A Holder. Subject to adjustment as provided herein, each Warrant shall, evidence the right to purchase one share of Valley Common Stock at the Warrant Price of $[            ]. Following the Expiration Date, as defined in Section 3.1 below, the Warrant shall be null and void.

SECTION 3. EXERCISE OF WARRANT.

3.1. Exercise Period. The Warrants may be exercised, in whole or in part, at any time commencing two years after the Effective Time, as defined in the Merger Agreement, but not later than 5:00 P.M., New York City time, on [            ], 2015 (the “Expiration Date”). If the Expiration Date is not a Business Day, it shall automatically be extended to 5:00 P.M. on the next day which is a Business Day. Business Day means any day other than a Saturday, Sunday, or holiday on which banks in New Jersey are authorized by law to close.

Notwithstanding that the Warrants are not exercisable for two years following the Effective Time, as defined in the Merger Agreement, the adjustments provided for in Section 4.1 shall be made and the actions required by Section 4 shall be undertaken.

Notwithstanding that Warrants otherwise would not be exercisable until two years after the Effective Time, (i) the Warrants shall be exercisable from the Effective Time if between the date of the execution of the Merger Agreement and the Effective Time, Valley is acquired (whether by merger, stock sale, asset sale or otherwise) by any other person (an “Acquisition”); (ii) if such an Acquisition is closed after the Effective Time, the Warrants shall become exercisable immediately upon the date such an Acquisition is closed; and (iii) the Warrants shall become exercisable immediately upon the date Valley signs a definitive agreement with respect to an Acquisition; and (iv) the Warrants shall become exercisable immediately from the date Valley sends (or should have sent) notice to the Holders of the applicable record date specified in Section 4.2 or 4.3. In the event that the Warrants become exercisable prior to two years after the Effective Time, Valley shall cause notice of the exercisability to be promptly given to the all Holders.

3.2. Means of Exercise. In order to exercise a Warrant, the Holder must present and surrender the Warrant Certificate to the Warrant Agent at its office, with the Subscription Form on the back of the Warrant Certificate duly executed and it must be accompanied by payment in full, by certified or official bank check payable to the order of Valley or its successor, of the aggregate Warrant Price for the number of shares of Valley Common Stock specified in such Subscription Form.

3.3. Issuance of Valley Common Stock. Upon the request of the Warrant Agent, Valley shall promptly deliver or cause its transfer agent to deliver a certificate or certificates evidencing the shares of Valley Common Stock purchased when any Warrant is validly exercised.

3.4. Certain Exercise Provisions. If any Warrant is exercised in part only, a new Warrant Certificate, dated the date of such exercise, evidencing the rights of the Holder thereof to purchase the balance of the shares of Valley Common Stock purchasable under such original Warrant shall promptly be issued to such Holder. Upon receipt of any Warrant Certificate by the Warrant Agent, at its office, in proper form for exercise and accompanied by payments as herein provided, the Holder shall be deemed to be the holder of record of the shares of Valley Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Valley shall then be closed or that certificates representing such shares of Valley Common Stock shall not then be actually delivered to the Holder.

SECTION 4. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES PURCHASABLE AND OTHER TERMS IN CERTAIN EVENTS. The Warrant Price and the number of shares of Valley Common Stock purchasable upon exercise of any Warrant and the other terms and conditions of the Warrant shall be subject to adjustment and modification as follows in the circumstances provided:

4.1. Declaration of Stock Dividend, Splits, Reverse Splits or Reclassification or Reorganization.

(a) In case Valley shall declare any dividend or other distribution upon its outstanding shares of Valley Common Stock in Valley Common Stock or shall subdivide its outstanding shares of Valley Common Stock into a greater number of shares, then the number of shares of Valley Common Stock which may thereafter be purchased upon the exercise of any Warrant shall be increased in proportion to the increase in the number of shares of Valley Common Stock outstanding through such dividend or subdivision and the Warrant Price per share shall be decreased in such proportion. In case Valley shall at any time combine the outstanding shares of its Valley Common Stock into a smaller number of shares, the number of shares of Valley Common Stock which may thereafter be purchased upon the exercise of any Warrant shall be decreased in proportion to the decrease in the number of shares of Valley Common Stock outstanding through such combination and the Warrant Price per share shall be increased in such proportion. Valley shall cause a notice to be mailed to each Holder at least 20 days prior to the applicable record date for the activity covered by this Section 4.1(a). Valley’s failure to give the notice required by this Section 4.1(a) or any defect therein shall not affect the validity of the activity covered by this Section 4.1(a).

(b) In case Valley shall at any time (i) distribute any rights, options or warrants to all holders of shares of Valley Common Stock, (ii) issue other securities to all holders of shares of Valley Common Stock by reclassification of its shares of Valley Common Stock, or (iii) issue by means of a capital reorganization other securities of Valley in lieu of the Valley Common Stock or in addition to the Valley Common Stock, then the number of shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the Holder of each Warrant shall be entitled to receive the kind and number of shares or other securities of Valley which the Holder would have owned or have been entitled to receive after the happening of the event described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. Valley shall cause a notice to be mailed to each Holder at least 20 days prior to the applicable record date for the activity covered by this Section 4.1(b). Valley’ failure to give the notice required by this Section 4.1(b) or any defect therein shall not affect the validity of the activity covered by this Section 4.1(b).

(c) An adjustment made pursuant to this Section 4.1 shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(d) For the purpose of this Section 4.1, the term “shares of Valley Common Stock” shall mean (x) the class of stock designated as the Valley Common Stock at the date of this Warrant, or (y) any other class of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, from no par value to par value or from par value to no par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 4.1, the Holder shall become entitled to purchase any shares of Valley other than shares of Valley Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Warrant Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Valley Common Stock contained in this Section 4.1.

4.2. Liquidation, Dissolution or Winding Up. Notwithstanding any other provisions hereof, in the event of the liquidation, dissolution, or winding up of the affairs of Valley (other than in connection with a consolidation, merger or sale or conveyance of all or substantially all of its assets outside of the ordinary course of business), the right to exercise this Warrant shall terminate and expire at the close of business on the last full business day before the earliest date fixed for the payment of any distributable amount on the Valley Common Stock. Valley shall cause a notice to be sent to each Holder at least 20 days prior to the applicable record date for such payment stating the date on which such liquidation, dissolution or winding up is expected to become effective, and the date on which it is expected that holders of shares of Valley Common Stock of record shall be entitled to exchange their shares of Valley Common Stock for securities or other property or assets (including cash) deliverable upon such liquidation, dissolution or winding up, and that each Holder may exercise outstanding Warrants during such 20 day period and, thereby, receive consideration in the liquidation on the same basis as other previously outstanding shares of the same class as the shares acquired upon exercise. Valley’s failure to give notice required by this Section 4.2 or any defect therein shall not affect the validity of such liquidation, dissolution or winding up.

4.3. Merger, Consolidation, etc.

(a) In case of any consolidation with or merger of Valley into another corporation or sale or conveyance of all or substantially all of its assets outside of the ordinary course of business (such consolidation, merger, sale or conveyance, a “Change of Control”) then, as a condition of such Change of Control, lawful and adequate provisions shall be made whereby the Holders shall thereafter have the right to receive upon payment of the Warrant Price in effect immediately prior to such Change of Control, upon the basis and upon the terms and conditions specified in this Agreement (including but not limited to all provisions contained in this Section 4), and in lieu of the shares of Valley Common Stock purchasable upon the exercise of the Warrants, such shares of stock, securities, cash or assets which such Holder would have been entitled to receive after the happening of such Change of Control had such Warrant been exercised immediately prior to such Change of Control. The provisions of this Section 4.3 shall similarly apply to successive Change of Controls. Valley shall cause a notice to be mailed to each Holder at least 20 days prior to the applicable record date for the Change of Control covered by this Section 4.3(a) and shall provide notice of the Change of Control and shall set forth the first and last date on which the Holder may exercise outstanding Warrants. Valley’s failure to give the notice required by this Section 4.3(a) or any defect therein shall not affect the validity of the Change of Control covered by this Section 4.3(a).

(b) Notwithstanding the foregoing, if as a result of such Change of Control, holders of Valley Common stock shall receive or be entitled to receive consideration other than solely in shares of common stock or other securities in exchange for their Valley Common Stock, Valley may, at its sole option, fulfill all of its obligations under this Warrant Agreement by causing the Notice required by Section 4.3(a) hereof to include notice to Holders of the opportunity to exercise their Warrants before the consummation date of the Change of Control, and thereby receive consideration in the Change of Control, on the same basis as the shares which would be acquired upon exercise of the Warrant, immediately prior to the consummation of the Change of Control. If the notice specified in the preceding sentence is provided to Holders, Warrants not exercised in accordance with this Section 4.3(b) before consummation of the Change of Control shall be cancelled and become null and void on the consummation date of the Change of Control. The notice provided by the Warrant Agent pursuant to this Section 4.3(b) shall include a description of the terms of this Agreement providing for cancellation of the Warrants in the event that Warrants are not exercised by the prescribed date. Valley’s failure to give any notice required by this Section 4.3(b) for any reason whatsoever or any defect therein shall not affect the validity of any such Change of Control. The failure of and Holder to receive such notice shall not void the cancellation of the Warrants and the Warrants shall nevertheless be cancelled.

4.4. Duty to Make Fair Adjustments in Certain Cases. If any event occurs as to which in the opinion of the Board of Directors of Valley the other provisions of this Section 4 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holders in accordance with the essential intent and principles of this Agreement, then the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, as to protect the purchase rights of the Holders. Notwithstanding the foregoing, the issuance of Valley Common Stock or any securities convertible into Valley Common Stock by Valley either for cash or in a merger, consolidation, exchange or acquisition shall not, by itself, constitute a basis for requiring any adjustment in the Warrants unless specifically enumerated herein.

4.5. Good Faith Determination. Any determination as to whether an adjustment or limitation of exercise is required pursuant to this Section 4 (and the amount of any adjustment), and any determination of whether a Change in Control has occurred or will occur, or whether Warrants shall be cancelled in connection with a Change in Control, shall be binding upon the Holders if made in good faith by the Board of Directors of Valley (or any successor to Valley).

4.6. Notice of Adjustment. Whenever the number of shares of Valley Common Stock purchasable upon the exercise of the Warrants or the Warrant Price is adjusted, Valley shall promptly file in the custody of its Secretary or an Assistant Secretary at its principal office and with the Warrant Agent, an officer’s certificate setting forth the number of shares of Valley Common Stock purchasable upon the exercise of the Warrants, the Warrant Price after such adjustment, a statement, in reasonable detail, of the facts requiring such adjustment and the computation by which such adjustment was made. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Warrant Holders, and the Warrant Agent, on the instruction of Valley, shall, forthwith after each such adjustment, promptly mail a copy of such certificate to such Holders by first class mail, postage prepaid.

4.7. No Change of Warrant Necessary. Irrespective of any adjustment in the Warrant Price or in the number or kind of shares issuable upon exercise of the Warrants, the Warrant Certificates may continue to express the same price and number and kind of shares as are stated in the Warrant Certificates as initially issued.

SECTION 5. SHARES TO BE FULLY PAID; RESERVATION OF SHARES. Valley covenants and agrees for the benefit of the Holders:

5.1. That all shares of Valley Common Stock which may be issued upon the exercise of the rights represented by the Warrant Certificates will, upon issue and payment of the aggregate Warrant Price therefor, be duly authorized, validly issued, fully paid and non-assessable and free and clear of all liens and encumbrances, with no personal liability attaching to the ownership thereof.

5.2. That during the period within which the rights represented by the Warrant Certificates may be exercised, Valley will at all times have authorized and reserved for the purpose of issue upon exercise of the rights evidenced by the Warrant Certificates, a sufficient number of shares of Valley Common Stock to provide for the exercise of the rights represented by the Warrant Certificates.

5.3. That Valley will take all such action as may be necessary to ensure that the shares of Valley Common Stock issuable upon the exercise of the Warrants may be so issued without violation of any applicable federal law or regulation, or of any requirements of any securities exchange upon which any capital stock of Valley may be listed.

5.4. That Valley has filed a registration statement under the Securities Act of 1933 with the United States Securities and Exchange Commission with respect to the issuance of the Warrants and will file a registration statement with the SEC with respect to the Valley Common Stock issuable thereunder prior to the date upon which the Warrants become exercisable. Valley shall not be obligated to file or comply with the laws of any jurisdiction other than the United States of America to permit the Warrants to be exercised and no Warrant Holder shall have the right to exercise the Warrants in a jurisdiction where such exercise would be unlawful.

SECTION 6. EXCHANGE, ASSIGNMENT OR LOSS OF WARRANT CERTIFICATE.

6.1. Exchange. The Warrants shall be exchangeable at the option of the Holder, upon presentation and surrender of the Warrant Certificate at the office of the Warrant Agent for other Warrant Certificates of different denominations. Any Warrant Certificate may be divided or combined with other Warrant Certificates into a Warrant Certificate evidencing the same aggregate number of Warrants.

6.2. Transfer or Assignment. The Warrants and all rights of Holders thereof are assignable and transferable in whole or in part by the Holders thereof, in person or by duly authorized attorney, by surrender of any Warrant Certificate to the Warrant Agent at its office with the Assignment Form annexed thereto duly executed and funds sufficient to pay any applicable transfer tax. In such event the Warrant Agent shall execute and deliver, in the case of an assignment or transfer in whole, a new Warrant Certificate in the name of the assignee or transferee, or, in the case of an assignment or transfer in part, a new Warrant Certificate in the name of such assignee or transferee representing the number of Warrants so assigned or transferred and a new Warrant Certificate in the name of the assignor or transferor representing the number of Warrants not so assigned or transferred.

6.3. Lost or Destroyed Warrant Certificates. Upon receipt by the Warrant Agent of evidence satisfactory to it of the loss, theft, destruction or mutilation of a Warrant Certificate, and (i) in the case of such loss, theft or destruction, of reasonably satisfactory indemnification and bonding, or (ii) if mutilated, upon surrender and cancellation of such Warrant Certificate, the Warrant Agent shall execute and deliver a new Warrant Certificate of like tenor. Any such new Warrant Certificate executed and delivered shall constitute an additional contractual obligation on the part of Valley, whether or not the Warrant Certificate so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

SECTION 7. NO ISSUANCE OF FRACTIONAL INTERESTS IN COMMON STOCK. Valley shall not be required to issue fractional shares of Valley Common Stock on the exercise of the Warrants. If any fraction of a share of Valley Common Stock would be issuable upon the exercise of the Warrants (or any specified portion thereof), Valley shall pay an amount in cash equal to the product of (a) such fraction and (b) the closing price per share of Valley Common Stock as quoted by the New York Stock Exchange, or on any other exchange on which the Valley Common Stock is quoted, on the trading day prior to the date the Warrant is exercised.

SECTION 8. NO RIGHTS AS SHAREHOLDERS; CERTAIN NOTICES AND REPORTS TO HOLDERS. Except as specifically provided in this Agreement, nothing contained in this Agreement or in the Warrant Certificates shall be construed as conferring upon the Holders or any transferees the right to vote or to receive dividends or to receive notice as shareholders in respect of any meeting of shareholders for the election of directors of Valley or any other matter, or any rights whatsoever as shareholders of Valley.

8.1. Reports. Valley shall transmit to all registered Holders, all reports and other documents that Valley transmits to holders of shares of Valley Common Stock generally, at the same time and in the same manner as such reports and other documents are transmitted to holders of shares of Valley Common Stock.

SECTION 9. AGREEMENT OF WARRANT HOLDERS. Every Holder of a Warrant, by his acceptance thereof, consents and agrees with Valley, the Warrant Agent and every other Holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of Valley by the Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and Valley in their sole discretion, together with payment of any applicable transfer taxes; and

(b) Valley and the Warrant Agent may deem and treat the person in whose name the Warrant certificate is registered as the Holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and neither Valley nor the Warrant Agent shall be affected by any notice or knowledge to the contrary.

SECTION 10. DUTIES OF WARRANT AGENT. The Warrant Agent acts hereunder as agent and in a ministerial capacity for Valley, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall not at any time be under any duty or responsibility to any Holder of Warrant certificates to make or cause to be made any adjustment of the Warrant Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (i) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have teen signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of Valley to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own gross negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for Valley) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of Valley shall be sufficiently evidenced by an instrument signed by the Chairman, President and CEO, any Executive Vice President, or the Secretary (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

Valley agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder and further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent’s gross negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent’s own gross negligence or willful misconduct), after giving 30 days’ prior written notice to Valley. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Holder of each Warrant Certificate at Valley’s expense. Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, Valley shall appoint a new warrant agent in writing. Valley shall have complete discretion in the naming of a new warrant agent, who may be an affiliate, subsidiary or department of Valley, or any person used by Valley as transfer agent for the Valley Common Stock. If Valley shall fail to make such appointment within a period of 15 days after it has been notified in writing of such resignation by the resigning Warrant Agent, then the Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new warrant agent. Valley may, upon notice to the Holders, remove and replace the Warrant Agent if the Warrant Agent is the transfer agent for Valley Common Stock and the Warrant Agent ceases to be the transfer agent for Valley Common Stock for any reason.

After acceptance in writing of an appointment by a new warrant agent is received by Valley, such new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed. Any former warrant agent hereby agrees to cooperate with and deliver all records and Warrant Certificates to the new warrant agent at the direction of the new agent and Valley.

Not later than the effective date of an appointment of a new warrant agent by Valley, Valley shall file notice with the resigning or terminated warrant agent and shall forthwith cause a copy of such notice to be mailed to each Holder.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party or any corporation succeeding to the trust business of the Warrant Agent shall be a successor warrant agent under this Agreement without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to Valley and to each Holder.

Nothing herein shall preclude the Warrant Agent from acting in any other capacity for Valley.

SECTION 11. MODIFICATION OF AGREEMENT. The Warrant Agent and Valley may by supplemental agreement make any changes or corrections in this Agreement: (i) that they shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; or (ii) that they may deem necessary or desirable and which shall not adversely affect the purchase or other material rights of the Holders of Warrant Certificates. This Agreement shall not otherwise be modified, supplemented or amended in any respect except with the consent in writing of the Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding, but no such amendment, modification or supplement which changes the number or nature of the securities purchasable upon the exercise of any Warrant, the Warrant Price or accelerates the Expiration Date, shall be made without the consent in writing of each and every Holder (but no consent shall be required for such changes as are specifically prescribed by this Agreement as originally executed).

SECTION 12. MISCELLANEOUS.

12.1. Entire Agreement. This Agreement and the form of Warrant Certificate annexed hereto as Exhibit A contains the entire Agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior negotiations, arrangements or understandings with respect thereto.

12.2. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

12.3. Governing Law. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof.

12.4. Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

12.5. Notices. Any notice or other communications required hereunder to be given to a Holder shall be in writing and shall be sufficiently given, if mailed or personally delivered, or by any other means previously consented to by the Holder, including, without limitation, electronic mail or facsimile. If mailed, such notice shall be addressed in the name and at the address of such Holder appearing from time to time on the records of the Warrant Agent. Notices or other communications to Valley shall be deemed to have been sufficiently given if mailed or personally delivered to Valley at its then principal office, Attention: Chairman, President and CEO, or at such other address as Valley shall have designated by written notice to the Warrant Agent. Notices or other communications to the Warrant Agent shall be deemed to have been sufficiently given if mailed or personally delivered to its then principal office, or by any other means previously consented to by the Warrant Agent, with respect to communications by such Holder or person. Notice by mail shall be deemed given when deposited in the mail, postage prepaid.

IN WITNESS WHEREOF, Valley and the Warrant Agent have executed this Agreement by their duly authorized officers as of the date first set forth above.

VALLEY NATIONAL BANCORP

By:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:

APPENDIX C

March 19, 2008

Board of Directors

Greater Community Bancorp

55 Union Boulevard

Totowa, NJ 07512

Ladies and Gentlemen:

Greater Community Bancorp (“Greater Community”) and Valley National Bancorp (“Valley”) have entered into an Agreement and Plan of Merger, dated as of March 19, 2008 (the “Agreement”), pursuant to which Greater Community will merge with and into Valley, with Valley as the surviving corporation (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Greater Community common stock, other than those shares as specified in the Agreement, will be converted into the right to receive (i) 0.95 shares (the “Exchange Ratio”) of no par common stock of Valley (“Valley Common Stock”) plus (ii) 0.10 of a warrant to purchase Valley Common Stock (the “Warrants” together with the Exchange Ratio, the “Merger Consideration”) at a price per share equal to the Average Closing Price plus $2.00 per share (the “Exercise Price”). The other terms and conditions of the Warrants are more fully set forth in a warrant agreement entered into in connection with the Merger (the “Warrant Agreement”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Greater Community Common Stock.

Sandier O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and the Warrant Agreement; (ii) certain publicly available financial statements and other historical financial information of Greater Community that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Valley that we deemed relevant; (iv) internal financial projections for Greater Community for the years ending December 31, 2008 through 2012 as discussed with senior management of Greater Community; (v) publicly available earnings per share estimates for Valley for the years ending December 31, 2008 and December 31, 2009 and the publicly available estimated long term growth rates for the years ending December 31, 2010 through December 31, 2012 as published by I/B/E/S and discussed with senior management of Valley; (vi) the pro forma financial impact of the Merger on Valley, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as discussed with the senior managements of Greater Community and Valley; (vii) the publicly reported historical price and trading activity for Greater Community’s and Valley’s common stock, including a comparison of certain financial and stock market information for Greater Community and Valley and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the thrift industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Greater Community the business, financial condition, results of operations and prospects of Greater Community and we held similar discussions with senior management of Valley regarding the business, financial condition, results of operations and prospects of Valley.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Greater Community and Valley or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Greater Community and Valley that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness of any such information. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Greater Community and Valley or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Greater Community and Valley nor have we reviewed any individual credit files relating to Greater Community and Valley. We have assumed, with your consent, that the respective allowances for loan losses for both Greater Community and Valley are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections of Greater Community as provided by and discussed with senior management of Greater Community and the publicly available earnings per share growth rate and the publicly available long term growth rates for Valley as discussed with the senior management of Valley and in both cases used by us in our analyses, the respective managements of Greater Community and Valley confirmed to us that they reflected the best currently available estimates and judgments of Greater Community’s and Valley’s respective management of the respective future financial performances of Greater Community and Valley and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings reviewed with the senior managements of Greater Community and Valley, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial estimates and projections or the assumptions on which they are based. We have also assumed that there has been no material change in Greater Community’s and Valley’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Greater Community and Valley will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Greater Community has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Valley’s common stock will be when issued to Greater Community shareholders pursuant to the Agreement or the prices at which Greater Community’s or Valley’s common stock may trade at any time, including at the time the Warrants become exercisable.

We have acted as Greater Community’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Greater Community has also agreed to indemnify us against certain liabilities arising out of our engagement, In addition, as we have previously advised you, we have in the past provided certain investment banking services to Valley and have received compensation for such services and may provide, and receive compensation for, such services in the future.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Greater Community and Valley or their affiliates. We may also actively trade the equity or debt securities of Greater Community and Valley or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Greater Community in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Greater Community Common Stock as to how such shareholder should vote in any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Greater Community Common Stock and does not address the underlying business decision of Greater Community to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies or transaction that might exist for Greater Community or the effect of any other transaction in which Greater Community might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This Opinion has been approved by Sandier O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the company’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to the holders of Greater Community Common Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Indemnification. Article VI of the certificate of incorporation of Valley National Bancorp provides that the corporation shall indemnify its present and former officers, directors, employees, and agents and persons serving at its request against expenses, including attorney’s fees, judgments, fines or amounts paid in settlement, incurred in connection with any pending or threatened civil or criminal proceeding to the full extent permitted by the New Jersey Business Corporation Act. The Article also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the corporation to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the corporation would have the power to indemnify him under the provisions of Article VI.

The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term “corporate agent” includes any present or former director, officer, employee or agent of the corporation, and a person serving as a “corporate agent” at the request of the corporation for any other enterprise.

With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the shareholders.

A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent’s expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnification.

Exculpation. Article VIII of the certificate of incorporation of Valley National Bancorp provides:

A director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended after approval by the shareholders of this provision to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director and/or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation or otherwise shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

The New Jersey Business Corporation Act, as it affects exculpation, has not been changed since the adoption of this provision by Valley National Bancorp in 1987.

Item 21.

A. Exhibits

Exhibit No.	Description
2	Agreement and Plan of Merger dated as of March 19, 2008 between Valley National Bancorp and Greater Community Bancorp (attached as Appendix A to the proxy statement-prospectus).

4	Form of Warrant Agreement between Valley National Bancorp and American Stock Transfer & Trust Company (attached as Appendix B to the proxy statement-prospectus).

5	Opinion of Day Pitney LLP as to the legality of the securities to be registered (filed herewith).

8	Opinion of Day Pitney LLP as to the tax consequences of the Merger (filed herewith).

23.1	Consent of Ernst & Young LLP (filed herewith)

23.2	Consent of McGladrey & Pullen, LLP (filed herewith)

23.3	Consent of Day Pitney LLP (included in Exhibits 5 and 8 hereto).

23.4	Consent of Sandler O’Neill & Partners, L.P. (filed herewith)

24	Powers of Attorney (included on signature page)

99	Form of Proxy Card to be utilized by the Board of Directors of Greater Community Bancorp (to be filed by pre-effective amendment).

B.	Financial Schedules

All financial statement schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.

C.	Report, Opinion or Appraisals

The form of Fairness Opinion of Sandler O’Neill & Partners, L.P. is included as Appendix C to the proxy statement-prospectus.

Item 22. Undertakings

1.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

3.	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6.	Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Wayne, State of New Jersey, on the 22nd day of April, 2008.

VALLEY NATIONAL BANCORP

By:	/S/ GERALD H. LIPKIN
Gerald H. Lipkin, Chairman, President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gerald H. Lipkin, Alan D. Eskow and Mitchell L. Crandell as attorneys-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ GERALD H. LIPKIN Gerald H. Lipkin	Chairman, President and Chief Executive Officer and Director	April 22, 2008

/S/ ALAN D. ESKOW Alan D. Eskow	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 22, 2008

/S/ MITCHELL L. CRANDELL Mitchell L. Crandell	First Vice President and Controller (Principal Accounting Officer)	April 22, 2008

/S/ ANDREW B. ABRAMSON Andrew B. Abramson	Director	April 22, 2008

/S/ PAMELA BRONANDER Pamela Bronander	Director	April 22, 2008

/S/ ERIC P. EDELSTEIN Eric P. Edelstein	Director	April 22, 2008

/S/ MARY J. STEELE GUILFOILE Mary J. Steele Guilfoile	Director	April 22, 2008

/S/ H. DALE HEMMERDINGER H. Dale Hemmerdinger	Director	April 22, 2008

Signature	Title	Date

/S/ GRAHAM O. JONES Graham O. Jones	Director	April 22, 2008

/S/ WALTER H. JONES, III Walter H. Jones, III	Director	April 22, 2008

/S/ GERALD KORDE Gerald Korde	Director	April 22, 2008

/S/ MICHAEL L. LARUSSO Michael L. LaRusso	Director	April 22, 2008

Marc J. Lenner	Director

/S/ ROBINSON MARKEL Robinson Markel	Director	April 22, 2008

/S/ RICHARD S. MILLER Richard S. Miller	Director	April 22, 2008

Barnett Rukin	Director

Suresh L. Sani	Director

INDEX TO EXHIBITS

A. Exhibits

Exhibit No.	Description
2	Agreement and Plan of Merger dated as of March 19, 2008 between Valley National Bancorp and Greater Community Bancorp (attached as Appendix A to the proxy statement-prospectus).

4	Form of Warrant Agreement between Valley National Bancorp and American Stock Transfer & Trust Company (attached as Appendix B to the proxy statement-prospectus).

5	Opinion of Day Pitney LLP as to the legality of the securities to be registered (filed herewith).

8	Opinion of Day Pitney LLP as to the tax consequences of the Merger (filed herewith).

23.1	Consent of Ernst & Young LLP (filed herewith)

23.2	Consent of McGladrey & Pullen, LLP (filed herewith)

23.3	Consent of Day Pitney LLP (included in Exhibits 5 and 8 hereto).

23.4	Consent of Sandler O’Neill & Partners, L.P. (filed herewith)

24	Powers of Attorney (included on signature page)

99	Form of Proxy Card to be utilized by the Board of Directors of Greater Community Bancorp (to be filed by pre-effective amendment).